AS CONFIDENTIALLY SUBMITTED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 6
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cactus, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3533 (Primary Standard Industrial Classification Code Number)	35-2586106 (IRS Employer Identification No.)

Cobalt Center
920 Memorial City Way, Suite 300
Houston, TX 77024
(713) 626-8800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott Bender
President and Chief Executive Officer
Cobalt Center
920 Memorial City Way, Suite 300
Houston, TX 77024
(713) 626-8800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mike Rosenwasser Adorys Velazquez Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, NY 10103 (212) 237-0000	J. David Kirkland, Jr. Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas (713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company' in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.01 per share	$	$

(1)
Includes shares of Class A common stock to be sold upon exercise of the underwriters' option.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                       , 2017

PRELIMINARY PROSPECTUS

             Shares

Cactus, Inc.

Class A Common Stock

$                  per share

        This is the initial public offering of our Class A common stock. We are selling                shares of Class A common stock.

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the Class A common stock is expected to be between $            and $            per share. We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol "WHD."

        To the extent that the underwriters sell more than                                    shares of Class A common stock, the underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional                                    shares from us at the public offering price less the underwriting discount and commissions.

        We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

        Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" on page 20.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to us(1)	$	$
(1)
The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

        The underwriters expect to deliver the shares of our common stock to investors against payment on or about            , 2017.

Citigroup	Credit Suisse
Simmons & Company International Energy Specialists of Piper Jaffray

                        , 2017

Cactus Equipment Positioned on a 4-Well Pad and Ready for Frac Fleet Arrival

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4
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4

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1 Wellheads (installed below ground in the image above) are a critical component required by each well over its productive life. They are one of the first pieces of equipment to be installed on a new well and are used to suspend casing and provide a platform for the blow out preventer and production tree. They are typically installed below ground to facilitate skidding of the rig.

Revenue Type: Product Revenue

2 Frac stacks are connected to the wellhead for the fracturing phase of a well. Frac stacks are large, severe service equipment that must reliably withstand all liquids and proppants that are pumped downhole to fracture hydrocarbon zones.

Revenue Type: Rental Revenue

3 During the fracturing process on pads with multiple wells, zipper manifolds direct the flow of pumped liquids and proppants from the frac trucks to the well of choice. Use of a zipper manifold allows fracing to seamlessly shift from well to well without connecting and disconnecting high-pressure equipment.

Revenue Type: Rental Revenue

4 Cactus operates a wide variety of equipment to install and service pressure control equipment, such as high-pressure flow iron (pictured above), closing units (pictured above), crane trucks (pictured to the left), grease units and testing units.

Revenue Type: Field Service

Production trees (not pictured above) are installed on the wellhead after the frac stacks are removed. They manage the production flow over the life of the well.

Revenue Type: Product Revenue

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        Through and including                        , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent

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sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Certain Terms Used in this Prospectus

        Any reference in this prospectus to:

  •
  "Cactus," the "Company," "us," "we," "our," or "ours" or like terms when used in the present tense or prospectively refers to Cactus, Inc. and its subsidiaries, including Cactus LLC; and when used in the historical context refer to Cactus LLC and its subsidiaries. Please read "Corporate Reorganization";

  •
  "Cactus Inc." refers to Cactus, Inc. and not any of its subsidiaries;

  •
  "Cactus LLC" refers to Cactus Wellhead, LLC;

  •
  "Cactus WH Enterprises" refers to Cactus WH Enterprises, LLC, a Delaware limited liability company owned by Messrs. Scott Bender, Joel Bender and Steven Bender and certain of our other officers, directors and employees. Cactus WH Enterprises was formed by Messrs. Scott Bender and Joel Bender to hold units in Cactus LLC. Prior to the completion of this offering, Cactus WH Enterprises holds certain ownership interests in Cactus LLC, and after the completion of this offering, it will hold Class B common stock in us and units in Cactus LLC;

  •
  "Cadent" refers to Cadent Energy Partners II, L.P., an affiliate of Cadent Energy Partners. Prior to the completion of this offering, Cadent holds certain ownership interests in Cactus LLC, and after the completion of this offering, it will hold Class B common stock in us and units in Cactus LLC;

  •
  "Cadent Energy Partners" is a natural resource private equity firm that invests in small to medium-sized companies in the North American energy industry; and

  •
  "Existing Owners" refers collectively to Cadent, Cactus WH Enterprises and Mr. Lee Boquet.

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PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and the notes related to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus) and (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of Class A common stock.

        Cactus Inc., the issuer in this offering, is a holding company formed to own an interest in, and act as the sole managing member of, Cactus LLC. Following this offering, Cactus Inc. will be responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. Cactus LLC is our predecessor for financial reporting purposes. Accordingly, our historical financial statements are those of Cactus LLC.

 Our Company

        We design, manufacture, sell and rent a range of highly-engineered wellheads and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells.

        Our principal products include our Cactus SafeDrill™ wellhead systems, frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology traditionally associated with deepwater applications, which allows technicians to land and secure casing strings safely from the rig floor without the need to descend into the well cellar. We believe we are a market leader in the onshore application of such technology, with thousands of our products sold and installed across the United States since 2011.

        During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac tree has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our primary wellhead products and pressure control equipment are developed internally. Our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, Bossier City is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders. Both our United States and China facilities are licensed to the latest American Petroleum Institute ("API") 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 13 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

        The following table presents information regarding our consolidated revenues, net income (loss) and Adjusted EBITDA for the periods indicated.

	Nine Months Ended September 30,		Three Months Ended September 30,	Three Months Ended June 30,	Years Ended December 31,
	2017	2016	2017	2017	2016	2015
	($ in millions)
Total revenues	$236.4	$105.5	$96.0	$81.9	$155.0	$221.4
Revenue contribution:
Product revenue	55.8%	49.1%	55.9%	55.2%	50.1%	50.1%
Rental revenue	22.4%	29.6%	22.1%	23.0%	28.6%	29.6%
Field service and other revenue	21.8%	21.3%	22.0%	21.8%	21.3%	20.3%
Net income (loss)	$43.7	$(9.5)	$22.3	$16.6	$(8.2)	$21.2
Adjusted EBITDA(1)	$77.1	$20.4	$34.1	$27.7	$31.9	$62.8
Adjusted EBITDA as a % of total revenues(1)	32.6%	19.3%	35.5%	33.8%	20.6%	28.4%

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable measure calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), please see "—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

        We believe these results have been due to our focus on providing industry-leading technology and service.

        The table below sets forth the number of active U.S. onshore rigs that we followed, the total number of active U.S. onshore rigs as reported by Baker Hughes and the percentage of the total number of active U.S. onshore rigs that we followed, as of the dates presented. We believe that comparing the total number of active U.S. onshore rigs to which we are providing our products and services at a given time to the total number of active U.S. onshore rigs on or about such time provides us with a reasonable approximation of our market share with respect to our wellhead products sold and the corresponding services we provide.

As of Mid-Month	Number of Active U.S. Onshore Rigs We Followed(1)	Total Number of Active U.S. Onshore Rigs(2)	Our Percentage of the Total Number of Active U.S. Onshore Rigs(3)
December 2011	15	1,931	0.8%
June 2012	47	1,899	2.5%
December 2012	75	1,729	4.3%
June 2013	100	1,694	5.9%
December 2013	119	1,703	7.0%
June 2014	158	1,780	8.9%
December 2014	179	1,820	9.8%
June 2015	119	825	14.4%
December 2015	99	684	14.5%
June 2016	68	388	17.5%
December 2016	129	601	21.5%
June 2017	220	902	24.4%
November 2017	237	888	26.7%

(1)
The number of active U.S. onshore rigs we followed represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling, as of mid-month.

(2)
Source: Baker Hughes Rig Count Data, as published on the Friday immediately preceding the 15th day of each month presented.

(3)
Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

        We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, that we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," we would have had net income of approximately $             million for the nine months ended September 30, 2017 and $             million for the year ended December 31, 2016.

Our Industry

        Over the past decade, exploration and production ("E&P") companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completion equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore rigs has increased by 137% as of November 10, 2017. Many industry experts are predicting a significant increase in drilling and completions activity. In September 2017, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig has increased from 12 in 2011 to 21 in 2016, and the total U.S. onshore drilling rig count is expected to average 851 in 2017 and 929 in 2018, a material increase relative to the 2016 average of 490 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 15,259 in 2016 to 23,827 in 2017 and 25,108 in 2018. Furthermore, according to Spears & Associates, spending on onshore drilling and completions in the U.S. in 2017 is expected to increase 95% from 2016 and 13% from 2017 to 2018. In addition, the U.S. Energy Information Administration (the "EIA")

projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources.

        Our highly engineered wellheads and pressure control equipment are designed for horizontal wells and support greater pad drilling efficiency while enhancing safety. We believe that demand for our products and services will continue to increase over the medium and long-term as a result of numerous favorable industry trends, including:

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  increases in customer drilling and completion budgets, particularly in the Permian, SCOOP/STACK, Eagle Ford, Marcellus, Utica, and Bakken regions, the key unconventional basins where we operate;

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  an expected increase in horizontal wells as a percentage of all wells drilled;

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  increases in the number of fracturing stages for a typical wellbore; and

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  an industry shift towards pad drilling and simultaneous fracturing operations, for which we believe E&P companies will seek to work with vendors that can provide a comprehensive suite of products and services to reduce pad congestion and who are focused on reliability and quality.

Our Competitive Strengths

        Our primary business objective is to create value for our shareholders by serving as the preferred provider of wellhead and pressure control equipment to our customers through a comprehensive suite of products and services. We believe that the following strengths differentiate us from our peers and position us well to capitalize on increased activity across our footprint:

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  Leading provider of differentiated, innovative and mission-critical wellhead and pressure control equipment for the U.S. onshore unconventional market.  We are a leading wellhead and pressure control equipment provider to customers in all of the major U.S. onshore regions, the fastest growing oil and gas market. We manufacture products engineered specifically for the development of unconventional wells, and the products we provide are critical to well control. Our differentiated SafeDrill™ wellhead system is designed to mitigate safety hazards, reduce rig time and increase operating efficiencies when deployed onto a drilling pad. We introduced our SafeDrill™ technology soon after our founding in 2011. Similar to wellheads used in deepwater applications, our technology is utilized from the rig floor with less exposure to confined spaces such as wellsite cellars. Additionally, through operating trials and customer input, our wellheads have been tailored to address specific basin requirements. Our technologically advanced wellhead solutions are pad-optimized and result in reduced drilling times for our customers. This industry-leading technology, rather than price, defines our value proposition and has augmented our market share expansion.

  •
  Comprehensive and complementary provider of pressure control products and related services.  We are a pure-play provider of wellhead and pressure control equipment and related services. Our suite of products and services spans our customers' pressure control needs from the onset of drilling through completion to the commencement of production and over the productive life of their wells. With the growth of multi-well pad drilling and high-intensity completions, space restrictions and the increasing number of contractor personnel are leading our customers to seek vendors that can provide comprehensive and complementary product support and services. We believe that our suite of complementary products and services provides a distinct competitive advantage relative to our peers, reducing well pad congestion, logistical complexities and safety oversight.

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  Responsive manufacturing in the United States and lower cost production in China.  We employ a dynamic blend of manufacturing capabilities. We have rapid turnaround surge capacity in Bossier City, Louisiana to satisfy our customers' unplanned demand and a lower cost, longer lead-time production facility in Suzhou, China. We believe that we are one of only five API 6A licensed manufacturers of both wellheads and gate valves with meaningful capacity in the United States. Unlike the more traditional manufacturers, our Bossier City plant uses almost exclusively 5-axis machining centers, which maximize throughput by reducing machine set-up and queue times. In addition, we have a wholly-owned production facility in China, where we address a significant portion of our forecasted product needs. Our operation in China has access to significant capacity to fill, at a lower cost, large orders of high-quality components that are less time sensitive. Importantly, we have the ability to expand or contract our lower cost production capacity with minimal impact on capital expenditures. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products during the projected ramp up in U.S. onshore activity and thereby lessen the importance of price on our customers' buying decisions.

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  Low capital intensity consumable product business model with proven ability to generate free cash flow.  For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $43.7 million for the nine months ended September 30, 2017 and a net loss of $9.5 million for the nine months ended September 30, 2016, and a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $77.1 million and $20.4 million for the nine months ended September 30, 2017 and 2016, respectively, and $31.9 million and $62.8 million for the 2016 and 2015 fiscal years, respectively. For the nine months ended September 30, 2017 and 2016, our Adjusted EBITDA represented 32.6% and 19.3%, respectively, of our total revenues, and for the years ended December 31, 2016 and 2015, our Adjusted EBITDA represented 20.6% and 28.4%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, that we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," for the nine months ended September 30, 2017 and year ended December 31, 2016, we would have had net income of approximately $             million and $             million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

  •
  Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.  We have 13 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of September 2017, Spears & Associates expects total U.S. onshore wells drilled to increase by approximately 56% from 2016 to 2017 and 9% from 2017 to 2018. Furthermore, the industry trend towards pad drilling and increased completion intensity is expected to drive greater demand for the premium equipment and services we provide.

  •
  High quality and diverse customer base of leading independent operators across key basins.  We work with some of the most active and well capitalized independent operators in the basins we serve. Our revenue generation is not heavily weighted towards any one particular customer. Our largest customer for the nine months ended September 30, 2017 comprised 11% of our total revenue for such period, and no other customer accounted for more than 10% of our revenue for such period. Only four companies represented more than 5% of our revenues over the same period. Our differentiated products and services, customer responsiveness, aftermarket services and safety focus have driven strong relationships with our diversified customer base. In many instances, our management team's relationships with customers span over a decade. The quantifiable benefits of our products have resulted in their adoption by many of our customers across multiple basins. As a result, since 2014, we have achieved a material increase in the percentage of active U.S. onshore rigs served during the industry downturn, from approximately 8.9% served in June 2014 to approximately 26.7% served in November 2017.

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  Highly experienced management and operating team with strong industry relationships.  Our senior management team includes our co-founders, Scott Bender (our Chief Executive Officer) and Joel Bender (our Chief Operating Officer), who are highly experienced and respected in the oilfield services industry. Together they have built or made profitable similar businesses which were ultimately sold to General Electric and Cameron (Schlumberger). In addition to the Benders, the management team is supported by more than 20 key employees, many of whom have worked with the Benders for over two decades. Furthermore, our management team has extensive international experience, including Canada, Latin America, the Middle East and North Africa, and the Far East. We believe our stable management team combined with our track record of success have allowed us to attract and retain the best industry talent.

Our Strategy

        We intend to achieve our primary business objective by successful execution of the following strategies:

  •
  Targeting expected growth of the U.S. onshore unconventional oil and gas market.  U.S. onshore unconventional resources have emerged as a low-cost and flexible supply of crude oil and natural gas yielding attractive returns to E&P operators. We focus on serving this market and increasing market share. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas market, and we believe that the trends of rising well counts, greater focus on pad drilling and increasing completion intensity will make the U.S. onshore unconventional market the highest margin and fastest growing oil and gas market in the world. Although not our current focus, our management team has extensive international experience that we believe would allow us to pursue potential international expansion opportunities profitably.

  •
  Continuing to introduce product enhancements responsive to our customers' evolving drilling and completion needs.  We enjoy a reputation for rapidly developing and incorporating design features supportive of our customers' unrelenting pursuit of productivity gains. Our technical experts and leadership team will continue to work closely with our customer base to identify and develop such value-added technologies. We will continue investing in the design and manufacture of high-quality products, which reduce costs, increase operating efficiencies and improve the safety of our customers' wellsite operations.

  •
  Focusing on increasing market share in frac rentals.  During the industry downturn that began in mid-2014, longer laterals and higher intensity fracturing have resulted in greater wear and tear to the industry's pressure control equipment. To address this issue, we developed a new technology that improves the reliability of our frac valves, reducing non-productive times at the wellsite and virtually eliminating the requirement for expensive and time-consuming weld repairs in the seat pockets due to metal loss. Since early 2016, we have been upgrading our existing rental fleet with this new technology. We will continue to invest in engineering innovations designed to improve our rental fleet utilization by reducing the duration and expense of the repair cycle.

  •
  Investing in our supply chain and service infrastructure.  We are focused on the continuous improvement of our internal manufacturing processes and our third party suppliers. We strive to ensure uninterrupted product flow, reduce our total production costs and enhance product reliability. We believe that locating service capabilities in close proximity to field locations improves response time, further reduces costs and augments customer service.

  •
  Attracting and retaining best-in-class personnel and maintaining a strong safety and service culture.  Our ability to attract and retain top talent has become critical to our strong safety and service culture. We have attracted, and expect to continue to attract, some of the industry's most experienced and well-regarded managers, salespeople, technical field experts, and service center managers. We will continue to invest in the development of our personnel and our safety management system so that we can continue to be an industry leader in providing a high quality service experience. Our high regard for safety, quality and service differentiates us with our customers and allows us to expand our market share.

  •
  Maintaining a conservative balance sheet to preserve operational and strategic flexibility.  We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. Following completion of this offering, we expect to have no significant debt outstanding and $50 million of available borrowing capacity under our revolving credit facility.

Our History

        We began operating in August 2011, following the formation of Cactus LLC by Scott Bender and Joel Bender, who have owned or operated wellhead manufacturing businesses since the late 1970s, and Cadent, as its equity sponsor. We acquired our primary manufacturing facility in Bossier City, Louisiana from one of our Existing Owners in September 2011 and established our other production facility, located in Suzhou, China, in December 2013. Since we began operating, we have grown to 13 U.S. service centers located in Texas, Louisiana, Colorado, Wyoming, New Mexico, Oklahoma, Pennsylvania and North Dakota. In July 2014, we formed Cactus Wellhead Australia Pty, Ltd and established a service center to develop the market for our products in Eastern Australia.

Recent Developments

Corporate Reorganization

        Cactus Inc. was incorporated as a Delaware corporation on February 17, 2017. Following this offering and the reorganization transactions described below, Cactus Inc. will be a holding company whose only material asset will consist of a membership interest in Cactus LLC, the operating subsidiary through which we operate our business. Cactus LLC was formed as a Delaware limited liability company on July 11, 2011 by Cactus WH Enterprises, an entity formed and controlled by Scott Bender and Joel Bender, and Cadent, as its equity sponsor.

        After the consummation of the transactions described in this prospectus, Cactus Inc. will be the sole managing member of Cactus LLC and will be responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. The Limited Liability Company Operating Agreement of Cactus LLC

will be amended and restated as the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC (the "Cactus Wellhead LLC Agreement") to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

        In connection with this offering,

          (a)   all of the membership interests (including outstanding Class A units, Class A-1 units and Class B units) in Cactus LLC held by the Existing Owners will be converted into a single class of units in Cactus LLC, which we refer to in this prospectus as "CW Units," using an implied equity valuation for Cactus LLC prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Cactus LLC;

          (b)   Cactus Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

          (c)   Cactus Inc. will contribute the net proceeds of this offering to Cactus LLC in exchange for              CW Units;

          (d)   Cactus LLC will use the net proceeds of this offering that it receives from Cactus Inc. to redeem              CW Units from the owners thereof, repay borrowings outstanding under its term loan facility and for general corporate purposes, as described in "Use of Proceeds";

          (e)   Cactus Inc. will issue and contribute a number of shares of its Class B common stock equal to the number of outstanding CW Units held by the Existing Owners following the redemption described in (d) above to Cactus LLC; and

          (f)    Cactus LLC will distribute to each of the Existing Owners that will continue to own CW Units following this offering, which we collectively refer to in this prospectus (along with their permitted transferees) as the "CW Unit Holders," one share of Cactus Inc.'s Class B common stock for each CW Unit such CW Unit Holder holds following the redemption described in (d) above. See "Corporate Reorganization—Offering."

        Following completion of this offering, including any exercise of the underwriters' option to purchase additional shares of our Class A common stock, the total number of CW Units held by Cactus Inc. will equal the total number of shares of our Class A common stock outstanding.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

        After giving effect to these transactions and the offering contemplated by this prospectus, Cactus Inc. will own an approximate        % interest in Cactus LLC (or         % if the underwriters' option to purchase additional shares is exercised in full) and the CW Unit Holders will own an approximate        % interest in Cactus LLC (or         % if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal Shareholders."

        Following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right (the "Call Right") to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

        The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Tax Receivable Agreement

        Cactus Inc. will enter into a Tax Receivable Agreement with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") in connection with this offering. This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with this offering, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings. There are circumstances under which the Tax Receivable Agreement may be terminated and payments thereunder are accelerated, as discussed in more detail below.

        The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $            per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus            basis points, applied against an undiscounted liability of $             million).

        Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate were reduced to 20% and all other assumptions were held constant, the estimated termination payments would be approximately $            (calculated using a discount rate

equal to one-year LIBOR plus              basis points, applied against an undiscounted liability of $             million).

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2018 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus                basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control.

        For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Ownership Structure

        The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).

        The information above does not include            shares of Class A common stock that will be issued to certain employees, officers and directors of Cactus Inc. in connection with this offering or shares of Class A common stock reserved for issuance, in each case, pursuant to our equity incentive plan.

(1)
See "Corporate Reorganization" for a discussion of the interests held by the Existing Owners.

 Our Principal Shareholders

        Upon completion of this offering, the Existing Owners will initially own          CW Units and            shares of Class B common stock, representing approximately        % of the voting power of Cactus Inc. For more information on our reorganization and the ownership of our common stock by our principal shareholders, see "Corporate Reorganization" and "Principal Shareholders."

Risk Factors

        Investing in our Class A common stock involves risks associated with our business, our industry, environmental, health, safety and other regulations and other material factors. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 20 for an explanation of these risks and "Cautionary Note Regarding Forward-Looking Statements" beginning on page 42 of this prospectus before investing in our Class A common stock.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

  •
  provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); or

  •
  obtain shareholder approval of any golden parachute payments not previously approved.

        We will cease to be an emerging growth company upon the earliest of the:

  •
  last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

  •
  date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

  •
  date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  last day of the fiscal year following the fifth anniversary of our initial public offering.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

        For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies" on page 41 of this prospectus.

Our Offices

        Our principal executive offices are currently located at Cobalt Center, 920 Memorial City Way, Suite 300, Houston, TX 77024, and our telephone number at that address is (713) 626-8800. Our website address is www.cactuswellhead.com. After this offering, our website address will move to www.cactuswhd.com. Information contained on these websites does not constitute part of this prospectus.

 THE OFFERING

Class A common stock offered by us	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our Class A common stock.
Class A common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering

        shares (        shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), or one share for each CW Unit held by the CW Unit Holders immediately following the completion of this offering (or any exercise of such underwriters' option). Each share of Class B common stock has no economic rights but entitles its holder to one vote. When a CW Unit is redeemed pursuant to the exercise of the Redemption Right or our Call Right, a corresponding share of Class B common stock will be cancelled.

Voting Power of Class A common stock after giving effect to this offering

    % or (or 100% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting Power of Class B common stock after giving effect to this offering

    % or (or 0% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See "Description of Capital Stock."

Use of proceeds

We expect to receive approximately $        million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us (or approximately $        million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $        million (assuming no exercise of the underwriters' option to purchase additional shares).

We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units.

We intend to cause Cactus LLC to use (i) approximately $         million to repay borrowings outstanding under its term loan facility, (ii) approximately $         million for general corporate purposes and (iii) the balance of approximately $             million to redeem CW Units from the owners thereof.

We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners. Please see "Use of Proceeds."

Conflicts of interest

Affiliates of Credit Suisse Securities (USA) LLC are lenders under our term loan facility. To the extent that net proceeds from this offering are applied to repay borrowings under our term loan facility, such affiliates will receive proceeds of this offering through the repayment of those borrowings. See "Underwriting (Conflicts of Interest)."

Redemption rights of CW Unit Holders

Under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

Tax Receivable Agreement

In connection with this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. In addition, our credit agreement places restrictions on our ability to pay cash dividends. See "Dividend Policy."
Listing and trading symbol	We have been authorized to list our Class A common stock on the New York Stock Exchange ("NYSE") under the symbol "WHD."
Risk factors

You should carefully read and consider the information beginning on page 20 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

        The information above does not include          shares of Class A common stock that will be issued to certain employees, officers and directors of Cactus Inc. in connection with this offering or shares of Class A common stock reserved for issuance, in each case, pursuant to our equity incentive plan.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        Cactus Inc. was incorporated in February 2017 and does not have historical financial operating results. The following table shows summary historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Cactus LLC, our accounting predecessor. The summary historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data under "—Non-GAAP Financial Measures" for each of the three months ended September 30, 2017 and June 30, 2017 were derived from the unaudited condensed consolidated financial statements of our predecessor not included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such summary historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

        The summary unaudited pro forma condensed consolidated financial data have been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statements of income data for the nine months ended September 30, 2017 and year ended December 31, 2016 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if they had been completed as of January 1, 2016. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2017 has been prepared to give pro forma effect to these transactions and the issuance to certain of our employees, officers and directors of shares of Class A common stock in connection with this offering pursuant to our equity incentive plan as if they had been completed on September 30, 2017. The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the

historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Cactus, Inc. Pro Forma		Predecessor Historical
			Nine Months Ended September 30,		Year Ended December 31,
	Nine Months Ended September 30, 2017
		Year Ended December 31, 2016
			2017	2016	2016	2015
	(unaudited) (in thousands, except per share data)		(unaudited)
			(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Total revenue	$	$	$236,407	$105,501	$155,048	$221,395
Total costs and expenses			176,281	101,048	144,433	179,190

Income from operations			60,126	4,453	10,615	42,205

Other income (expense):
Interest income			4	2	2	11
Interest expense			(15,455)	(15,271)	(20,235)	(21,848)
Other income			—	2,251	2,251	1,640

Total other expense, net			(15,451)	(13,081)	(17,982)	(20,197)
Income (loss) before income taxes			44,675	(8,565)	(7,367)	22,008
Income tax expense(1)			942	957	809	784

Net income (loss)	$	$	$43,733	$(9,522)	$(8,176)	$21,224

Earnings (loss) per common share (Class A unit for predecessor):
Basic and diluted	$	$	$826.96	$(260.88)	$(224.00)	$306.88
Weighted average shares outstanding (Class A units for predecessor):
Basic and diluted			36,500	36,500	36,500	36,500
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$		$3,224		$8,688	$12,526
Total assets			245,635		165,328	177,559
Long-term debt, net			241,641		242,254	250,555
Shareholders'/Members' equity (deficit)(2)			(59,132)		(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities			$19,510	$28,932	$23,975	$45,927
Investing activities			(21,427)	(12,512)	(17,358)	(23,422)
Financing activities			(3,609)	(9,315)	(10,171)	(22,776)
Other Financial Data (unaudited):
EBITDA(3)	$	$	$77,102	$22,646	$34,107	$64,425
Adjusted EBITDA(3)	$	$	$77,102	$20,395	$31,856	$62,785

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2)
In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Cactus, Inc. Pro Forma		Predecessor Historical
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Three Months Ended September 30,	Three Months Ended June 30,	Year Ended December 31,
	2017	2016	2017	2016	2017	2017	2016	2015
Net income (loss)	$	$	$43,733	$(9,522)	$22,301	$16,578	$(8,176)	$21,224
Interest income			(4)	(2)	(2)	(1)	(2)	(11)
Interest expense			15,455	15,271	5,281	5,187	20,235	21,848
Income tax expense			942	957	479	309	809	784
Depreciation and amortization			16,976	15,942	6,074	5,589	21,241	20,580

EBITDA			77,102	22,646	34,133	27,662	34,107	64,425
Gain on debt extinguishment	—		—	(2,251)	—	—	(2,251)	(1,640)

Adjusted EBITDA	$	$	$77,102	$20,395	$34,133	$27,662	$31,856	$62,785

RISK FACTORS

        Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under "Cautionary Note Regarding Forward-Looking Statements," and the following risks before making an investment decision. Our business, financial condition, prospects and results of operations could be materially and adversely affected by any of these risks. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also have an effect on our business, financial condition, prospects or results of operations. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Oilfield Services Industry and Our Business

Demand for our products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

        Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity, and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide, which have historically been volatile.

        Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability.

        Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

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  demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

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  costs of exploring for, producing and delivering oil and natural gas;

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  political and economic uncertainty and sociopolitical unrest;

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  available excess production capacity within the Organization of Petroleum Exporting Countries ("OPEC") and the level of oil production by non-OPEC countries;

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  oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

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  technological advances affecting energy consumption;

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  potential acceleration of the development of alternative fuels;

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  access to capital and credit markets, which may affect our customers' activity levels and spending for our products and services;

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  the relative strength of the U.S. dollar;

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  changes in laws and regulations related to hydraulic fracturing activities;

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  changes in environmental laws and regulations (including relating to the use of coal in power plants); and

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  natural disasters.

        The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. The downturn in the oil and gas industry that began in mid-2014 has resulted in a reduction in demand for oilfield services and has adversely affected, and could further adversely affect, our financial condition, results of operations or cash flows.

The cyclicality of the oil and natural gas industry may cause our operating results to fluctuate.

        We derive our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced and may in the future experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices during 2015 and 2016, combined with adverse changes in the capital and credit markets, caused many exploration and production companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices we could charge, particularly for rentals of frac equipment.

If oil prices or natural gas prices remain low or decline further, the demand for our products and services could be adversely affected.

        The demand for our products and services is primarily determined by current and anticipated oil and natural gas prices and the level of drilling activity and related general production spending in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could result in lower demand for our products and services and may cause lower rates and lower utilization of our equipment. If oil prices decline or natural gas prices continue to remain low or decline further, or if there is a reduction in drilling activities, the demand for our products and services and our results of operations could be materially and adversely affected.

        Historical prices for crude oil and natural gas have been extremely volatile and are expected to continue to be volatile. For example, since 1999, WTI oil prices have ranged from as low as approximately $10 per barrel to over $100 per barrel. The WTI spot price for oil was $56.77 per barrel, and the Henry Hub spot market price for natural gas was $3.13 per British Thermal Units ("mmBtu") on November 13, 2017, compared to lows in early 2016 of $26.19 per barrel of oil and $1.49 per mmBtu. In recent years, oil and natural gas prices and, therefore, the level of exploration, development and production activity, have experienced a sustained decline from the highs in the latter half of 2014 as a result of an increasing global supply of oil and a decision by OPEC to sustain its production levels in spite of the decline in oil prices and slowing economic growth in the Eurozone and China. Since November 2014, prices for U.S. oil have weakened in response to continued high levels of production by OPEC, a buildup in inventories and lower global demand. Despite any agreements by OPEC and non-OPEC members to reduce their oil production quotas, the global supply excess may persist.

        As a result of the significant decline in the price of oil, beginning in late 2014, E&P companies moved to significantly cut costs, both by decreasing drilling and completion activity and by demanding price concessions from their service providers. Horizontal drilling activity, which is a principal factor influencing demand for completion services, has declined in recent years. As reported by Baker Hughes, the horizontal rig count in the U.S. declined by 77% from December 2014, to a historical low of 311 in May 2016. In turn, service providers were forced to lower their operating costs and capital expenditures, while continuing to operate their businesses in an extremely competitive environment. If these conditions persist, they will adversely impact our operations. A prolonged low level of activity in the oil and natural gas industry will adversely affect the demand for our products and services and our financial condition, prospects and results of operations.

        Additionally, the commercial development of economically viable alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for our products and services and create downward pressure on the revenue we are able to derive from such products and services, as they are dependent on oil and natural gas prices.

Anticipated growth in U.S. drilling and completion activity, and our ability to benefit from such anticipated growth, could be adversely affected by any significant constraints in pressure pumping capacity in the industry.

        Growth in U.S. drilling and completion activity may be impacted by, among other things, pressure pumping capacity, which, in turn, is impacted by, among other things, the availability of fracturing equipment, demand for fracturing equipment and fracturing intensity per active rig. During the industry downturn that began in mid-2014, longer laterals and higher intensity fracturing resulted in greater wear and tear to the industry's fracturing equipment, which has caused and will continue to cause attrition in the supply of fracturing equipment and shortages in the availability of pressure pumping services. In addition, rising fracturing intensity per rig and an overall increase in completion activity has increased the demand for fracturing equipment. During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment used during the hydraulic fracturing process. For the subsequent production phase of a well, we sell production trees, which are installed on the wellhead after the frac tree has been removed. Any significant additional constraints in the availability of pressure pumping services, fracturing equipment or the ability of fracturing service providers to deliver fracturing services would have an adverse impact on the demand for the products we sell and rent, which could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We design, manufacture, sell, rent and install equipment that is used in oil and gas exploration and production activities, which may subject us to liability, including claims for personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

        We provide products and systems to customers involved in oil and gas exploration, development and production. Some of our equipment is designed to operate in high-temperature and/or high-pressure environments, and some equipment is designed for use in hydraulic fracturing operations. We also provide parts, repair services and field services associated with installation at all of our facilities and service centers in the United States and at our facility in Australia, as well as at customer sites. Because of applications to which our products and services are exposed, particularly those involving high pressure environments, a failure of such equipment, or a failure of our customer to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination and could lead to a variety of claims against us that could have an adverse effect on our business and results of operations.

        We rely on customer indemnifications, generally, and third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. In addition, our customers may be unable to satisfy indemnification claims against them. Further, insurance companies may refuse to honor their policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. We could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when we are not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

        The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to attract and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, the supply is limited, and the cost to attract and retain qualified personnel has recently increased. During industry downturns, skilled workers may leave the industry, reducing the availability of qualified workers when conditions improve. In addition, a significant increase in the wages paid by competing employers could result in increases in the wage rates that we must pay. If we are not able to employ and retain skilled workers, our ability to respond quickly to customer demands or strong market conditions may inhibit our growth, which could have a material adverse effect on our business, financial condition and results of operations.

Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.

        In addition to our facilities in the United States, we operate one production facility in China and have a facility in Australia that provides parts, repair services and field services associated with installation. Instability and unforeseen changes in any of the markets in which we conduct business could have an adverse effect on the demand for, or supply of, our products and services, our financial condition or our results of operations. These factors include, but are not limited to, the following:

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  nationalization and expropriation;

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  potentially burdensome taxation;

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  inflationary and recessionary markets, including capital and equity markets;

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  civil unrest, labor issues, political instability, terrorist attacks, cyber-terrorism, military activity and wars;

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  supply disruptions in key oil producing countries;

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  trade restrictions, trade protection measures or price controls;

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  foreign ownership restrictions;

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  import or export licensing requirements;

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  restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

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  changes in, and the administration of, laws and regulations;

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  inability to repatriate income or capital;

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  reductions in the availability of qualified personnel;

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  foreign currency fluctuations or currency restrictions; and

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  fluctuations in the interest rate component of forward foreign currency rates.

We are dependent on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our financial condition, prospects and results of operations.

        Our customers are engaged in the oil and natural gas E&P business primarily in the United States and Australia. Historically, we have been dependent on a relatively small number of customers for our revenues. For the nine months ended September 30, 2017, Pioneer Natural Resources represented 11% of our total revenue, and no other customer represented more than 10% of our total revenue. For each of the years ended December 31, 2016 and 2015, Devon Energy Corporation represented 12% of our total revenue, and no other customer represented more than 10% of our total revenue.

        Our business, financial condition, prospects and results of operations could be materially adversely affected if an important customer ceases to engage us for our services on favorable terms or at all or fails to pay or delays in paying us significant amounts of our outstanding receivables.

        Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, financial condition, prospects and results of operations.

Customer credit risks could result in losses.

        The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. In addition, laws in some jurisdictions outside of the U.S. in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

        To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with these customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code, or may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could also have a material adverse effect on our business, results of operations, cash flows and financial condition.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.

        In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completion activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completion activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, such as New York State and within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completion activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, financial condition, prospects or results of operations.

We may lose money on fixed-price contracts.

        From time to time, we agree to provide products and services under fixed-price contracts, which became more popular during the industry downturn that began in mid-2014. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected deployment times in the case of rentals. Depending on the size of a project, variations from estimated contract performance could have an adverse impact on our financial condition, results of operations or cash flows.

Increased costs, or lack of availability, of raw materials and other components may result in increased operating expenses and adversely affect our results of operations or cash flows.

        Our ability to source low cost raw materials and components, such as steel castings and forgings, is critical to our ability to manufacture and sell our products and provide our services competitively. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our wide variety of products and systems. We cannot assure that we will be able to continue to purchase these raw materials on a timely basis or at commercially viable prices. Further, unexpected changes in the size and timing of regional and/or product markets, particularly for short lead-time products, could affect our results of operations or cash flows. Should our current suppliers be unable to provide the necessary raw materials or components or otherwise fail to deliver such materials and components timely and in the quantities required, resulting delays in the provision of products or services to our customers could have a material adverse effect on our business.

        In accordance with Section 1502 of the Dodd-Frank Act, the SEC's rules regarding mandatory disclosure and reporting requirements by public companies of their use of "conflict minerals" (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo and adjoining countries became effective in 2014. While the conflict minerals rule continues in effect as adopted, there remains uncertainty regarding how the conflict minerals rule, and our compliance obligations, will be affected in the future. Additional requirements under the rule could affect sourcing at competitive prices and availability in sufficient quantities of certain of the conflict minerals used in the manufacture of our products or in the provision of our services, which could have a material adverse effect on our ability to purchase these products in the future. The costs of compliance, including those related to supply chain research, the limited number of suppliers and possible changes in the sourcing of these minerals, could have a material adverse effect on our results of operations or cash flows.

Competition within the oilfield services industry may adversely affect our ability to market our services.

        The oilfield services industry is highly competitive and fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. The amount of equipment available may exceed demand, which could result in active price competition. Many contracts are awarded on a bid basis, which may further increase competition based primarily on price. In addition, adverse market conditions lower demand for well servicing equipment, which result in excess equipment and lower utilization rates. If market conditions in our oil-oriented operating areas were to deteriorate or if adverse market conditions in our natural gas-oriented operating areas persist, utilization rates may decline. The competitive environment has intensified since late 2014 as a result of the industry downturn and oversupply of oilfield equipment and services. Any significant future increase in overall market capacity for the products, rental equipment or services that we offer could adversely affect our business and results of operations.

Our relationship with one of our vendors is important to us.

        We obtain certain important materials and machining services from one of our vendors located in China. For the nine months ended September 30, 2017 and 2016, approximately $24.5 million and $8.0 million of purchases were made from this vendor, representing approximately 22% and 23%, respectively, of our third party vendor purchases of raw materials, finished products and machining services. For the year ended December 31, 2016, approximately $10.8 million of purchases were made from this vendor, representing approximately 20.4% of our third party vendor purchases of raw materials, finished products and machining services. For the year ended December 31, 2015, approximately $18.1 million of purchases were made from this vendor, representing approximately

26.5% of our third party vendor purchases of raw materials, finished products and machining services. If we are not able to maintain our relationship with such vendor, our results of operations could be adversely impacted until we are able to find an alternative vendor.

Conservation measures and technological advances could reduce demand for oil and natural gas and our services.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

        Indebtedness we may incur in the future, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

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  increasing our vulnerability to general adverse economic and industry conditions should our business fail to generate sufficient cash flow to meet our debt obligations;

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  limiting our ability to borrow funds, dispose of assets, pay dividends and make certain investments due to the covenants that are contained in the agreements governing our indebtedness;

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  affecting our flexibility in planning for, and reacting to, changes in the economy and in our industry;

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  causing an event of default resulting from any failure to comply with the financial or other covenants of our debt, including covenants that impose requirements to maintain certain financial ratios; and

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  impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes.

We are subject to foreign currency fluctuation risk.

        We outsource certain of our wellhead equipment to suppliers in China, and our production facility in China oversees production and assembles and tests the outsourced components. In addition, we have a service center in Australia that sells products, rents frac equipment and provides field services. To the extent either facility has net U.S. dollar denominated assets, our profitability is eroded when the U.S. dollar weakens against the Chinese Yuan and the Australian dollar. Our production facility in China generally has net U.S. dollar denominated assets, while our service center in Australia generally has net U.S. dollar denominated liabilities. The U.S. dollar translated profits and net assets of our facilities in China and Australia are eroded if the respective local currency value weakens against the U.S. dollar. We have not entered into any derivative arrangements to protect against fluctuations in currency exchange rates.

New technology may cause us to become less competitive.

        The oilfield services industry is subject to the introduction of new drilling and completion techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost.

Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the development and implementation of new technologies. We cannot be certain that we will be able to continue to develop and implement new technologies or products. Limits on our ability to develop, effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition, prospects or results of operations.

A failure of our information technology infrastructure could adversely impact us.

        We depend on our information technology ("IT") systems for the efficient operation of our business. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Additionally, we rely on third parties to support the operation of our IT hardware and software infrastructure, and in certain instances, utilize web-based applications. Although no such material incidents have occurred to date, the failure of our IT systems or those of our vendors to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs and loss of important information, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our business is dependent on the continuing services of certain of our key managers and employees.

        We depend on key personnel. The loss of key personnel could adversely impact our business if we are unable to implement certain strategies or transactions in their absence. The loss of qualified employees or an inability to retain and motivate additional highly-skilled employees required for the operation and expansion of our business could hinder our ability to successfully maintain and expand our market share.

Adverse weather conditions could impact demand for our services or materially impact our costs.

        Our business could be materially adversely affected by adverse weather conditions. For example, unusually warm winters could adversely affect the demand for our products and services by decreasing the demand for natural gas or unusually cold winters could adversely affect our ability to perform our services due to delays in the delivery of products that we need to provide our services. Our operations in arid regions can be affected by droughts and limited access to water used in hydraulic fracturing operations. Adverse weather can also directly impede our own operations. Repercussions of adverse weather conditions may include:

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  curtailment of services;

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  weather-related damage to facilities and equipment, resulting in delays in operations;

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  inability to deliver equipment, personnel and products to job sites in accordance with contract schedules; and

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  loss of productivity.

Competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality.

        Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers' compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our financial condition, operating results or cash flows.

        We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, workplace, health and safety, labor and employment, import/export control, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, frequently change and have tended to become more stringent over time. In the event the scope of these laws and regulations expand or become increasingly more stringent in the future, the incremental cost of compliance could adversely impact our financial condition, operating results or cash flows.

        Our operations outside of the United States require us to comply with numerous anti-bribery and anti-corruption regulations. The U.S. Foreign Corrupt Practices Act ("FCPA"), among others, applies to us and our operations. Our policies, procedures and programs may not always protect us from reckless or criminal acts committed by our employees or agents, and severe criminal or civil sanctions may be imposed as a result of violations of these laws. We are also subject to the risks that our employees and agents outside of the United States may fail to comply with applicable laws.

        In addition, we import raw materials, semi-finished goods, as well as finished products into the United States, China and Australia for use in such countries or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations pose a constant challenge and risk to us since a portion of our business is conducted outside of the United States through our subsidiaries. Our failure to comply with these laws and regulations could materially affect our reputation, financial condition and operating results.

Compliance with environmental laws and regulations may adversely affect our business and results of operations.

        Environmental laws and regulations in the United States and foreign countries affect the equipment, systems and services we design, market and sell, as well as the facilities where we manufacture and produce our equipment and systems in the United States and China, and opportunities our customers pursue that create demand for our products. For example, we may be affected by such laws as the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Clean Water Act, and the Occupational Safety and Health Act ("OSHA") of 1970. Further, our customers may be subject to a range of laws and regulations governing hydraulic fracturing, offshore drilling, and greenhouse gas emissions.

        We are required to invest financial and managerial resources to comply with environmental laws and regulations and believe that we will continue to be required to do so in the future. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, or the issuance of orders enjoining operations. These laws and regulations, as well as the adoption of other new laws and regulations affecting exploration and production of crude oil and natural gas by our customers, could adversely affect our business and operating results by increasing our costs, limiting the demand for our products and services or restricting our operations. Increased regulation or a move away from the use of fossil fuels caused by additional regulation could also reduce demand for our products and services. For additional information, please see "Business—Environmental, Health and Safety Regulation." The operations of the energy industry, including those undertaking hydraulic fracturing, are also subject to wildlife-protection laws and regulations, such as the Migratory Bird Treaty Act ("MBTA") or the Endangered Species Act, which may impact exploration, development, and production activities through regulations intended to protect certain species. For example, regulations under the MBTA sometimes require companies to cover reserve pits that are open for more than 90 days to prevent the taking of birds.

Concerns over general economic, business or industry conditions may have a material adverse effect on our operating results, liquidity and financial condition.

        Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit and the European, Asian and the United States financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and ultimately adversely impact our operating results, liquidity and financial condition.

Our operations are subject to hazards inherent in the oil and natural gas industry, which could expose us to substantial liability and cause us to lose customers and substantial revenue.

        Risks inherent in our industry include the risks of equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.

        Our insurance may not be adequate to cover all losses or liabilities we may suffer. Also, insurance may no longer be available to us or its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, operating results and cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

A terrorist attack or armed conflict could harm our business.

        The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.

        We do not have patents relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our customers or competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our only material asset after completion of this offering will be our equity interest in Cactus LLC, and accordingly, we will be dependent upon distributions from Cactus LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

        We are a holding company and will have no material assets other than our equity interest in Cactus LLC. Please see "Corporate Reorganization." We will have no independent means of generating revenue. To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Cactus LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

        Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC, including filing quarterly and annual financial statements, and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

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  institute a more comprehensive compliance function, including for financial reporting and disclosures;

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  comply with rules promulgated by the NYSE;

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  continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  enhance our investor relations function;

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  establish new internal policies, such as those relating to insider trading; and

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  involve and retain to a greater degree outside counsel and accountants in the above activities.

        The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.

        Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause to us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business and could negatively impact the price of our Class A common stock.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent or detect fraud. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. In connection with the audit of the consolidated financial statements of Cactus LLC, our predecessor for accounting purposes, for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        We did not effectively operate controls in place over the review of the consolidated financial statements and related disclosures. This resulted in the identification of certain errors in the consolidated statement of cash flows that have been corrected as a revision of that statement. Please see Note 12 of the consolidated financial statements of Cactus LLC for a description of the revision made to the consolidated statement of cash flows for the year ended December 31, 2016. The material weakness described above or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

        In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or identify any additional material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, we may be unable to prevent fraud, our business could be harmed, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline as a result. Additionally, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting. Please see "—The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner."

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

        Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in "Underwriting (Conflicts of Interest)," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

        The following factors could affect our stock price:

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  our operating and financial performance;

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  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  strategic actions by our competitors;

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  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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  speculation in the press or investment community;

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  the failure of research analysts to cover our Class A common stock;

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  sales of our Class A common stock by us or the perception that such sales may occur;

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  changes in accounting principles, policies, guidance, interpretations or standards;

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  additions or departures of key management personnel;

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  actions by our shareholders;

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  general market conditions, including fluctuations in commodity prices;

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  domestic and international economic, legal and regulatory factors unrelated to our performance; and

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  the realization of any risks described under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Cadent and Cactus WH Enterprises will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other shareholders.

        Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares and after the transactions described herein under "Corporate Reorganization"), Cadent will own approximately        % of our Class B common stock (representing        % of our voting power) and Cactus WH Enterprises will own approximately        % of our Class B common stock (representing        % of our voting power).

        As a result, Cadent and Cactus WH Enterprises will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of Cadent and Cactus WH Enterprises with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders. Cadent and Cactus WH Enterprises would have to approve any potential acquisition of us. In addition, one of our directors is currently a partner of Cadent Energy Partners. This director's duties as a partner of Cadent Energy Partners may conflict with his duties as our director, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with this offering, we will enter into a stockholders' agreement with Cadent and Cactus WH Enterprises. Among other things, the stockholders' agreement is expected to provide each of Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The existence of significant shareholders and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other shareholders to approve transactions that they may deem to be in our best interests. Cadent and Cactus WH Enterprises' concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant shareholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

        Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Cadent and its affiliated entities) whose businesses are similar to our business. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our shareholders should be aware, see "Certain Relationships and Related Party Transactions."

Cadent and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Cadent to benefit from corporate opportunities that might otherwise be available to us.

        Our governing documents will provide that Cadent and its affiliates (including portfolio investments of Cadent and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

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  permit Cadent and its affiliates, including any of our directors affiliated with Cadent, to conduct business that competes with us and to make investments in any kind of business, asset or property in which we may make investments; and

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  provide that if Cadent or its affiliates, including any of our directors affiliated with Cadent, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as one of our directors).

        Cadent and its affiliates, or our non-employee directors, may become aware, from time to time, of certain business opportunities (such as, among other things, acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Cadent and its affiliates, or our non-employee directors, may dispose of assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Cadent and its affiliates, or our non-employee directors, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read "Description of Capital Stock."

        Cadent and its affiliates potentially have access to resources greater than ours, which may make it more difficult for us to compete with Cadent and its affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our shareholders, on the one hand, and Cadent, on the other hand, will be resolved in our favor. As a result, competition from Cadent and its affiliates could adversely impact our results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

        Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

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  limitations on the removal of directors;

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  limitations on the ability of our shareholders to call special meetings;

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  establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders;

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  providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

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  establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

        In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated

certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $            per share.

        Based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $            per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2017 after giving effect to this offering would be $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        Subject to certain limitations and exceptions, the CW Unit Holders may cause Cactus LLC to redeem their CW Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have                  outstanding shares of Class A common stock and              outstanding shares of Class B common stock (both after the transactions described in "Corporate Reorganization"). This number includes              shares of Class A common stock that we are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, Cadent will own              shares of Class B common stock, representing approximately            % (or            % if the underwriters' option to purchase additional shares is exercised in full) and Cactus WH Enterprises will own                  shares of Class B common stock, representing approximately            % (or            % if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting (Conflicts of Interest)," but may be sold into the market in the future. Cadent and Cactus WH Enterprises will be party to a registration rights agreement between us and the Existing Owners, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In connection with this offering, we intend to file with the SEC a registration statement on Form S-8 providing for the registration of                  shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on

Form S-8 will be available for resale immediately in the public market without restriction, subject to Rule 144 limitations with respect to affiliates.

        We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Under certain circumstances, redemptions of CW Units by CW Unit Holders will result in dilution to the holders of our Class A common stock.

        Redemptions of CW Units by CW Unit Holders in accordance with the terms of the Cactus Wellhead LLC Agreement will result in a corresponding increase in our membership interest in Cactus LLC, increase in the number of shares of Class A common stock outstanding and decrease in the number of shares of Class B common stock outstanding. In the event that CW Units are exchanged at a time when Cactus LLC has made cash distributions to CW Unit Holders, including Cactus Inc., and Cactus Inc. has accumulated such distributions and neither reinvests them in Cactus LLC in exchange for additional CW Units nor distributes them as dividends to the holders of Cactus Inc.'s Class A common stock, the holders of our Class A common stock would experience dilution with respect to such accumulated distributions.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

        We, our officers and directors and holders of substantially all our Class A common stock have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The representative of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

Cactus Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be significant.

        In connection with this offering, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2018 and to continue for 16 years after the date of the last redemption of CW Units.

        The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to Cactus Inc.'s failure to honor a material obligation thereunder or due to certain mergers or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus                    basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) the assumption that any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus                  basis points, applied against an undiscounted liability of $             million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

If Cactus LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Cactus LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that Cactus LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of CW Units pursuant to the Redemption Right (or our Call Right) or other transfers of CW Units could cause Cactus LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that one or more such safe harbors shall apply. For example, we intend to limit the number of unitholders of Cactus LLC, and the Cactus Wellhead LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of CW Unit Holders to transfer their CW Units and will provide us, as managing member of Cactus LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of Cactus LLC to redeem their CW Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that Cactus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

        If Cactus LLC were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Cactus LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Cactus LLC. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Cactus LLC's assets) were subsequently determined to have been unavailable.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition, results of operations and liquidity.

        Changes in tax laws or tax rulings could materially impact our effective tax rate and/or our Tax Receivable Agreement liability. For example, proposals for fundamental U.S. tax reform, if enacted, could change the amount of taxes we are required to pay and could have a significant impact on our future results of operations, liquidity and financial condition.

If Cactus Inc. were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of its ownership of Cactus LLC, applicable restrictions could make it impractical for Cactus Inc. to continue its business as contemplated and could have a material adverse effect on its business.

        Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that Cactus Inc. is an "investment company," as such term is defined in either of those sections of the 1940 Act. As the sole managing member of Cactus LLC, Cactus Inc. will control and operate Cactus LLC. On that basis, we believe that Cactus Inc.'s interest in Cactus LLC is not an "investment security" as that term is used in the 1940 Act. However, if Cactus Inc. were to cease participation in the management of Cactus LLC, its interest in Cactus LLC could be deemed an "investment security" for purposes of the 1940 Act. Cactus Inc. and Cactus LLC intend to conduct their operations so that Cactus Inc. will not be deemed an investment company. However, if Cactus Inc. were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on Cactus Inc.'s capital structure and its ability to transact with affiliates, could make it impractical for Cactus Inc. to continue its business as contemplated and could have a material adverse effect on its business.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

        Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

We expect to be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

        Upon completion of this offering, Cadent and Cactus WH Enterprises will beneficially own a majority of our outstanding voting interests. As a result, we expect to be a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and governance and compensation committees.

        These requirements will not apply to us as long as we remain a controlled company. For at least some period following this offering, we intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE. See "Management."

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements." All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this prospectus. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

        Forward-looking statements may include statements about:

  •
  demand for our products and services, which is affected by, among other things, changes in the price of, and demand for, crude oil and natural gas in domestic and international markets;

  •
  the level of growth in number of rigs;

  •
  the level of fracturing activity and the availability of fracturing equipment and pressure pumping services;

  •
  the size and timing of orders;

  •
  availability of raw materials;

  •
  expectations regarding raw materials, overhead and operating costs and margins;

  •
  availability of skilled and qualified workers;

  •
  potential liabilities arising out of the installation, use or misuse of our products;

  •
  the possibility of cancellation of orders;

  •
  our business strategy;

  •
  our financial strategy, liquidity and capital required for our business;

  •
  the termination of relationships with major customers or suppliers;

  •
  warranty and product liability claims;

  •
  laws and regulations, including environmental regulations, that may increase our costs, limit the demand for our products and services or restrict our operations;

  •
  disruptions in the political, regulatory, economic and social conditions domestically or internationally;

  •
  a failure of our information technology infrastructure or any significant breach of security;

  •
  potential uninsured claims and litigation against us;

  •
  a downgrade in the ratings of our debt that could restrict our ability to access the capital markets;

  •
  our dependence on the continuing services of certain of our key managers and employees;

  •
  the lack of a public market for our securities; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the operation of our business. These risks include, but are not limited to the risks described under "Risk Factors" in this prospectus.

        Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

        Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

        We expect the net proceeds from this offering to be approximately $             million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $             million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate.

        We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units.

        We intend to cause Cactus LLC to use (i) approximately $             million to repay borrowings outstanding under its term loan facility, (ii) approximately $             million for general corporate purposes and (iii) the balance of approximately $             million to redeem CW Units from the owners thereof.

        We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners.

        The term loan facility matures on July 31, 2020. As of September 30, 2017, the term loan facility had an outstanding balance of approximately $249.2 million and bore interest at a weighted average interest rate of 7.3%. Approximately $164.9 million, $77.5 million and $21.6 million of the borrowings under the term loan facility were incurred to make cash distributions to the Existing Owners, to repay indebtedness and for working capital purposes, respectively.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would contribute the additional net proceeds to Cactus LLC in exchange for additional CW Units and Cactus LLC would use the additional proceeds to redeem additional CW Units from the Existing Owners. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would reduce by a corresponding amount the net proceeds that we contribute to Cactus LLC in exchange for CW Units, which in turn would first reduce the proceeds that Cactus LLC would have available to redeem CW Units from the Existing Owners and then, depending on the magnitude of the reduction, would reduce or eliminate the proceeds Cactus LLC would have available for general corporate purposes. Any further reduction would result in less than all of the outstanding borrowings under Cactus LLC's term loan facility being repaid.

 DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our debt agreements restrict our ability to pay cash dividends to holders of our Class A common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at an assumed initial offering price of $      per share (which is the midpoint of the price range set forth on the cover of this prospectus), (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds" and (iv) the issuance to certain of our employees, officers and directors of shares of Class A common stock in connection with this offering pursuant to our equity incentive plan.

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2017
	Cactus LLC Actual(1)	Cactus Inc. Pro Forma(2)
	(in thousands)
Cash and cash equivalents	$3,224	$

Long-term debt, including current maturities(3):
Term loan	$249,171	$
Revolving loan	—

Total long-term debt, including current maturities	$249,171	$

Members' equity (deficit)(4):
Class A units	$(50,801)		$—
Class A-1 units	578		—
Class B units	(8,890)		—
Accumulated other comprehensive loss	(19)		—

Total members' equity (deficit)	(59,132)		—
Shareholders' equity:
Preferred stock, $0.01 per share; no shares authorized, actual; and shares authorized, no shares issued or outstanding, as adjusted	—
Class A common stock, $0.01 par value; no shares authorized, actual; and shares authorized, shares issued and outstanding, as adjusted	—
Class B common stock, $0.01 par value; no shares authorized, actual; and shares authorized, shares issued and outstanding, as adjusted	—
Accumulated other comprehensive loss	—

Total shareholders' equity (deficit)	—

Total equity (deficit)	$(59,132)	$

Total capitalization	$190,039	$

(1)
Cactus Inc. was incorporated in February 2017. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor, Cactus LLC.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total equity and total capitalization by approximately $         million and $         million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total equity and total capitalization by approximately $         million and $         million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Any decrease in either the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, or the number of shares we are offering, or a combination of both, that results in a total decrease of $             million or more in the expected proceeds of this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would result in an equivalent total decrease in cash and cash equivalents.

(3)
Long-term debt reflected in this table does not include the unamortized portions of debt discounts or deferred loan costs, totaling $5.0 million, presented in the historical consolidated financial statements included in this prospectus.

(4)
In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total equity.

        The information presented above assumes no exercise of the option to purchase additional shares by the underwriters. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

 DILUTION

        Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2017, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $         million, or $        per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (assuming the midpoint of the price range on the cover of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $         million, or $        per share. This represents an immediate increase in the net tangible book value of $        per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $        per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2017 (after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in the offering

As adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering)

Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$

(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $        or $        , respectively.

        The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $        , the midpoint of the price range

of the initial public offering prices set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount	Percent
	(in millions)
Existing shareholders(1)			%	$		%	$
New investors

Total		100%		$	100%		$

(1)
Does not include        shares of Class A common stock that will be issued to certain employees, officers and directors of Cactus Inc. in connection with this offering and            shares of Class A common stock reserved for issuance, in each case, pursuant to our equity incentive plan.

        The data in the table excludes        shares of Class A common stock initially reserved for issuance under our equity incentive plan, based on an assumed public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

        If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to            , or approximately         % of the total number of shares of Class A common stock.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

        Cactus Inc. was incorporated in February 2017 and does not have historical financial operating results. The following table shows selected historical and pro forma consolidated financial data, for the periods and as of the dates indicated, of Cactus LLC, our accounting predecessor. The selected historical consolidated financial data of our predecessor as of and for the years ended December 31, 2016 and 2015 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 were derived from the unaudited condensed consolidated financial statements of our predecessor included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data under "—Non-GAAP Financial Measures" for each of the three months ended September 30, 2017 and June 30, 2017 were derived from the unaudited condensed consolidated balance sheet of our predecessor not included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data has been prepared on a consistent basis with the audited historical consolidated financial statements of our predecessor. In the opinion of management, such selected historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

        The selected unaudited pro forma condensed consolidated financial data have been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The selected unaudited pro forma condensed consolidated statements of income data for the nine months ended September 30, 2017 and year ended December 31, 2016 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds," as if they had been completed as of January 1, 2016. The selected unaudited pro forma condensed consolidated balance sheet data as of September 30, 2017 has been prepared to give pro forma effect to these transactions and the issuance to certain of our employees, officers and directors of shares of Class A common stock in connection with this offering pursuant to our equity incentive plan as if they had been completed on September 30, 2017. The selected unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Use of Proceeds," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the

historical consolidated financial statements of our predecessor and accompanying notes included elsewhere in this prospectus.

	Cactus, Inc. Pro Forma		Predecessor Historical
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016	2015
	(unaudited)		(unaudited)
	(in thousands, except per share data)		(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Total revenue	$	$	$236,407	$105,501	$155,048	$221,395
Total costs and expenses			176,281	101,048	144,433	179,190

Income from operations			60,126	4,453	10,615	42,205

Other income (expense):
Interest income			4	2	2	11
Interest expense			(15,455)	(15,271)	(20,235)	(21,848)
Other income			—	2,251	2,251	1,640

Total other expense, net			(15,451)	(13,081)	(17,982)	(20,197)
Income (loss) before income taxes			44,675	(8,565)	(7,367)	22,008
Income tax expense(1)			942	957	809	784

Net income (loss)	$	$	$43,733	$(9,522)	$(8,176)	$21,224

Earnings (loss) per common share (Class A unit for predecessor):
Basic and diluted	$	$	$826.96	$(260.88)	$(224.00)	$306.88
Weighted average shares outstanding (Class A units for predecessor):
Basic and diluted			36,500	36,500	36,500	36,500
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$		$3,224		$8,688	$12,526
Total assets			245,635		165,328	177,559
Long-term debt, net			241,641		242,254	250,555
Shareholders'/Members' equity (deficit)(2)			(59,132)		(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities			$19,510	$28,932	$23,975	$45,927
Investing activities			(21,427)	(12,512)	(17,358)	(23,422)
Financing activities			(3,609)	(9,315)	(10,171)	(22,776)
Other Financial Data (unaudited):
EBITDA(3)	$	$	$77,102	$22,646	$34,107	$64,425
Adjusted EBITDA(3)	$	$	$77,102	$20,395	$31,856	$62,785

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2)
In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Existing Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Cactus, Inc. Pro Forma		Predecessor Historical
	Nine Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,		Three Months Ended September 30,	Three Months Ended June 30,	Year Ended December 31,
	2017	2016	2017	2016	2017	2017	2016	2015
Net income (loss)	$	$	$43,733	$(9,522)	$22,301	$16,578	$(8,176)	$21,224
Interest income			(4)	(2)	(2)	(1)	(2)	(11)
Interest expense			15,455	15,271	5,281	5,187	20,235	21,848
Income tax expense			942	957	479	309	809	784
Depreciation and amortization			16,976	15,942	6,074	5,589	21,241	20,580

EBITDA			77,102	22,646	34,133	27,662	34,107	64,425
Gain on debt extinguishment	—		—	(2,251)	—	—	(2,251)	(1,640)

Adjusted EBITDA	$	$	$77,102	$20,395	$34,133	$27,662	$31,856	$62,785

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Historical and Pro Forma Financial Data" and the accompanying financial statements and related notes included elsewhere in this prospectus. The financial data for the year ended December 31, 2014 in the following discussion and analysis, and the unaudited historical consolidated financial statements from which such data was derived and that are not included elsewhere in this prospectus, were prepared by management. An independent registered public accounting firm has not compiled, examined or performed any procedures with respect to the unaudited historical consolidated financial statements as of and for the year ended December 31, 2014. The financial data for each of the three months ended September 30, 2017 and June 30, 2017 in the following discussion and analysis were derived from the unaudited historical condensed consolidated financial statements of our predecessor not included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Our Predecessor and Cactus Inc.

        We design, manufacture, sell and rent a range of highly-engineered wellheads and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells.

        Our principal products include our Cactus SafeDrill™ wellhead systems, frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology traditionally associated with deepwater applications, which allows technicians to land and secure casing strings safely from the rig floor without the need to descend into the well cellar. We believe we are a market leader in the onshore application of such technology, with thousands of our products sold and installed across the United States since 2011.

        During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac tree has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our primary wellhead products and pressure control equipment are developed internally. Our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, Bossier City is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders. Both our United States and China facilities are licensed to the latest API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 13 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

Market Factors and Trends

        Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity, and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide, which have historically been volatile.

        In September 2017, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig has increased from 12 in 2011 to 21 in 2016, and the total U.S. onshore drilling rig count is expected to average 851 in 2017 and 929 in 2018, a material increase relative to the 2016 average of 490 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 15,259 in 2016 to 23,827 in 2017 and 25,108 in 2018. Furthermore, according to Spears & Associates, spending on onshore drilling and completions in the U.S. in 2017 is expected to increase 95% from 2016 and 13% from 2017 to 2018.

        Oil and natural gas prices began to decline significantly towards the end of the second quarter of 2014 and remained low through early 2016. The decline in oil and natural gas prices was sustained by an oversupply of oil and natural gas, driving the oil and gas industry into a downturn. Since the trough in early 2016, WTI crude oil prices and natural gas prices have recovered to $56.77 per barrel and $3.13 per mmBtu, respectively, increasing approximately 117% and 110%, respectively, as of November 13, 2017, from lows in early 2016 of $26.19 per barrel and $1.49 per mmBtu, respectively. U.S. onshore rig counts have increased to 888 rigs, or approximately 137%, as of November 10, 2017, from the 2016 low of 374 rigs on May 27, 2016. Ongoing compliance among OPEC producers on production cuts implemented in early 2017 and market expectations about the potential extension of these production cuts, combined with recent geopolitical tension, have supported upward momentum for energy prices. We believe that recent increases in oil and natural gas prices, as well as moderate relief from the global oversupply of oil and domestic oversupply of natural gas, should increase demand for our products and services.

        The EIA projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources. The EIA anticipates continued growth in the long-term U.S. domestic demand for natural gas, supported by various factors, including (i) expectations of continued growth in the U.S. gross domestic product; (ii) an increased likelihood that regulatory and legislative initiatives regarding domestic carbon policy will drive greater demand for cleaner burning fuels such as natural gas; (iii) increased acceptance of natural gas as a clean and abundant domestic fuel source that can lead to greater energy independence of the U.S. by reducing its dependence on imported petroleum; (iv) the emergence of low-cost natural gas shale developments; and (v) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas-fired generation is a logical back-up power supply source. We believe that as the prices of oil and natural gas increase, exploration and production activity will increase, driving an increased demand for our services.

        The key market factor of our product sales is the number of wells drilled, as each well requires an individual wellhead assembly, and after completion, the installation of an associated production tree. We measure our product sales activity levels versus our competitors' by the number of rigs that we are supporting on a monthly basis as a proxy for wells drilled. Each active drilling rig produces different levels of revenue based on the customer's drilling plan, which includes factors such as the number of wells drilled per pad, the time taken to drill each well, the number and size of casing strings, the working pressure, material selection and the complexity of the wellhead system chosen by the customer. All of these factors are influenced by the oil and gas region in which our customer is operating. While these factors may lead to differing revenues per rig, they allow us to forecast our product needs and anticipated revenue levels based on general trends in a given region or with a specific customer. By tracking the number of rigs that we follow of the active U.S. onshore rig count, we can approximate our market share at a given point in time.

        Our rental revenues are dependent on the number of wells completed (i.e., hydraulically fractured). Rental revenues and prices are more dependent on overall industry activity levels in the short-term than product sales. This is due to the more competitive and price-sensitive nature of the rental market with more participants having access to completion-focused rental equipment. We believe that over the last several years pricing in the rental market has been negatively impacted by capacity overbuilds during the market run-up to 2014. Pricing has also been impacted with the move from dayrate pricing to stage-based pricing in the hydraulic fracturing market. This has a follow-on effect to the rental pricing of completion-focused pressure control equipment, as problems experienced with rental equipment do not have as significant a cost impact as they did previously to the E&P operator under dayrate pricing. We believe that as the market increases in activity levels and as capacity becomes more constrained due to cannibalization of both rental and hydraulic fracturing service equipment, the pricing of completion-focused pressure control rental equipment will improve due to a renewed focus on reliability and quality.

        Service and other revenues are closely correlated to revenues from product sales and rentals, as items sold or rented often have an associated service component. Almost all service sales are offered in connection with a product sale or rental. Therefore, the market factors and trends of product sales and rental revenues similarly impact the associated levels of service and other revenues generated.

How We Generate Our Revenues

        Our revenues are derived from three sources: products, rentals, and field service and other. Product revenues are primarily derived from the sale of wellhead systems and production trees. Rental revenues are primarily derived from the rental of equipment used for well control during the completion process. Field service and other revenues are primarily earned when we provide installation and other field services for both product sales and equipment rental. Additionally, other revenues are derived from providing repair and reconditioning services to customers that have previously installed our products on their wellsite. Items sold or rented generally have an associated service component. Therefore, field service and other revenues closely correlate to revenues from product sales and rentals.

        In the nine months ended September 30, 2017, we derived 55.8% of our total revenues from the sale of our products, 22.4% of our total revenues from rental and 21.8% of our total revenues from field service and other. In 2016, we derived 50.1% of our total revenues from the sale of our products, 28.6% of our total revenues from rental and 21.3% of our total revenues from field service and other. We have predominantly domestic operations, with 99% of our total sales in the nine months ended September 30, 2017, 98% of our total sales in 2016 and 99% of our total sales in 2015 derived from U.S. operations.

        Substantially all of our sales are made on a call-out basis, wherein our clients issue verbal requests for goods and/or services as their operations require. Such goods and/or services are priced in accordance with a preapproved price list.

        Generally, we attempt to raise prices as our costs increase. However, the actual pricing of our products and services is impacted by a number of factors, including global oil and gas prices, competitive pricing pressure, the level of utilized capacity in the oil service sector, maintenance of market share, and general market conditions.

Costs of Conducting Our Business

        The principal elements of cost of sales for products are the direct and indirect costs to manufacture and supply the product, including labor, materials, machine time, lease expense related to our facilities and freight. The principal elements of cost of sales for rentals are the direct and indirect costs of supplying rental equipment, including depreciation, repairs specifically performed on such rental equipment, lease expense and freight. The principal elements of cost of sales for field service and other are labor, equipment depreciation, equipment lease expense, fuel and supplies.

        Selling, general and administrative expense is comprised of costs such as sales and marketing, engineering expenses, general corporate overhead, business development expenses, compensation expense, IT expenses, safety and environmental expenses, legal expenses and other related administrative functions.

        Total other expense, net is comprised primarily of interest expense associated with our term loan facility. A portion of the net proceeds of this offering will be used to repay borrowings outstanding under our term loan facility.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

        Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

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  Selling, General and Administrative Expenses.  We expect to incur additional selling, general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, Sarbanes-Oxley compliance expenses, audit fees, legal fees, investor relations expenses and registrar and transfer agent fees. These differences in selling, general and administrative expenses are not reflected in our historical financial statements.

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  Corporate Reorganization.  The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessors, Cactus LLC and its predecessors, prior to our reorganization in connection with this offering as described in "Corporate Reorganization." As a result, the historical consolidated financial data may not give you an accurate indication of what our actual results would have been if the transactions described in "Corporate Reorganization" had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally provides for the payment by us to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize or are deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and imputed interest, as described below. We will retain the benefit of the remaining 15% of such cash savings. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

    We intend to account for any amounts payable under the Tax Receivable Agreement in accordance with Accounting Standard Codification ("ASC") Topic 450, Contingencies ("ASC 450"). We believe accounting for the Tax Receivable Agreement under the provisions of ASC 450 is appropriate, given the significant uncertainties regarding the amount and timing of payments, if any, to be made under the Tax Receivable Agreement.

    We will complete an initial assessment of the amount of any Tax Receivable Agreement liability required under the provisions of ASC 450 as of the date the Tax Receivable Agreement is executed, which will be on the closing date of this offering. We will initially recognize any liability under the Tax Receivable Agreement with an offsetting entry to equity.

    As discussed below, we expect to record a liability related to the Tax Receivable Agreement in connection with the completion of the reorganization and this offering. We expect that the amount of the Tax Receivable Agreement liability that we will record following the completion of this offering will be similar to the amount that is reflected in our unaudited pro forma condensed consolidated financial statements. The actual amount of the initial Tax Receivable Agreement liability that we will record in connection with the reorganization transaction and the closing of the offering will depend upon the actual final offering terms and any changes in our assumptions as to our estimated taxable income and tax rate.

    The tax benefits covered by the Tax Receivable Agreement include tax benefits expected to arise in connection with the reorganization and this offering, including (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of CW Units from the Existing Owners in connection with this offering, (ii) certain increases in tax basis resulting from the repayment, in connection with the offering, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from such tax benefits (provided that if we experience a change of control or the Tax Receivable Agreement terminates early at our election or as a result of a breach, we could be required to make an immediate lump-sum payment in advance of any actual cash tax savings).

    At the closing of this offering, we will evaluate whether it is more likely than not that actual cash tax savings will be realized by Cactus, Inc. from the tax benefits expected to arise in connection with the reorganization and this offering. If it is determined that it is more likely than not that the tax benefits will be realized through actual cash tax savings, then the Tax Receivable Agreement would be expected to be probable of resulting in future payments and a liability would be recorded. On the other hand, if it is determined that it is more likely than not that the tax benefits will not be realized through actual cash tax savings, then no Tax Receivable Agreement liability would be recorded, as future payments under the Tax Receivable Agreement would not be probable of occurring.

    The initial accounting for any exchanges subsequent to the reorganization transaction will follow the same accounting described above.

    We will recognize subsequent changes to the measurement of the Tax Receivable Agreement liability in the income statement. In the case of any changes resulting from changes to any valuation allowance associated with the underlying tax asset, given the inextricable link between the tax savings generated and the recognition of the Tax Receivable Agreement liability (i.e., one is recorded based on 85% of the other), and the explicit guidance in ASC 740-20-45-11(g) which requires that subsequent changes in a valuation allowance established against deferred tax assets that arose due to change in tax basis as a result of a transaction among or with shareholders to be recorded in the income statement as opposed to equity, we believe recording of the corollary adjustment to the Tax Receivable Agreement liability in the income statement would also be appropriate.

    To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated, we may generally elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date.

  •
  Income Taxes.  Our accounting predecessor is a limited liability company and therefore not subject to U.S. federal income taxes. Accordingly, no provision for U.S. federal income taxes has been provided for in our historical results of operations because taxable income was passed through to Cactus LLC's members. Although we are a corporation under the Code and are subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense attributable to U.S. federal income taxes until the consummation of this offering. At the closing of this offering, we will be taxed as a corporation under the Code and subject to U.S. federal income taxes at a statutory rate of 35% of pretax earnings as well as state income taxes. Cactus LLC's Texas Franchise state tax returns for the years ended December 31, 2012 to 2015 are currently under examination by the taxing authorities. Management believes that the result of the examination will not have a material impact on the financial statements. None of Cactus LLC's other state income tax returns are currently under examination by state taxing authorities.

  •
  Long-Term Incentive Plan.  To incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan ("LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, will be eligible to receive awards under the LTIP at the discretion of our board of directors. In connection with this offering, we will issue                    shares of Class A common stock, which will vest over three years, to certain of our officers and directors. Please see "Executive Compensation—Compensation for the 2017 Year—LTIP." Based on a value of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect that we will recognize equity compensation expense aggregating $            per year over the three year vesting term.

Predecessor Consolidated Results of Operations

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

        The following table presents summary consolidated operating results for the periods indicated:

	Nine Months Ended September 30,
	2017	2016	$ Change	% Change
	(unaudited)
	(in thousands)
Revenues
Product revenue	$131,963	$51,810	$80,153	154.7%
Rental revenue	52,979	31,201	21,778	69.8
Field service and other revenue	51,465	22,490	28,975	128.8

Total revenues	236,407	105,501	130,906	124.1

Costs and expenses
Cost of product revenue	86,564	42,799	43,765	102.3
Cost of rental revenue	28,173	25,938	2,235	8.6
Cost of field service and other revenue	41,011	18,703	22,308	119.3
Selling, general and administrative expense	20,533	13,608	6,925	50.9

Total costs and expenses	176,281	101,048	75,233	74.5

Income from operations	60,126	4,453	55,673	1,250.2

Other income (expense)
Interest income	4	2	2	100.0
Interest expense	(15,455)	(15,271)	184	1.2
Other income, net	—	2,251	(2,251)	(100.0)

Total other expense, net	(15,451)	(13,018)	2,433	18.7

Income (loss) before income taxes	44,675	(8,565)	53,240	721.6
Income tax expense(1)	942	957	(15)	(1.6)

Net income (loss)	$43,733	$(9,522)	$53,255	659.3%

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

        Revenues.    Total revenues for the nine months ended September 30, 2017 were $236.4 million, an increase of $130.9 million, or 124%, from $105.5 million for the nine months ended September 30, 2016. The increase was a result of the factors discussed below for each of our three revenue categories.

        Product revenue for the nine months ended September 30, 2017 was $132.0 million, an increase of $80.2 million, or 155%, from $51.8 million for the nine months ended September 30, 2016. The increase was primarily attributable to accelerated U.S. land activity associated with increased E&P drilling, completions and production, which led to a higher onshore rig count in the United States, resulting in increased demand for our products and greater volume of product sales. Additionally, a change in mix toward higher value advanced wellheads has also contributed to the increase in revenues.

        Rental revenue for the nine months ended September 30, 2017 was $53.0 million, an increase of $21.8 million, or 70%, from $31.2 million for the nine months ended September 30, 2016. The increase was primarily attributable to increased drilling and completions activities, which led to increased demand for the rental of our equipment, as well as pricing improvement in our rental fleet compared to the same period in 2016.

        Field service and other revenue for the nine months ended September 30, 2017 was $51.5 million, an increase of $29.0 million, or 129%, from $22.5 million for the nine months ended September 30, 2016. The increase was primarily attributable to higher demand for these services following the increase in our product and rental revenue, as field service is closely correlated with these activities.

        Costs and expenses.    Total costs and expenses for the nine months ended September 30, 2017 were $176.3 million, an increase of $75.2 million, or 75%, from $101.1 million for the nine months ended September 30, 2016. The increase was a result of the factors discussed below.

        Cost of product revenue for the nine months ended September 30, 2017 was $86.6 million, an increase of $43.8 million, or 102%, from $42.8 million for the nine months ended September 30, 2016. The increase was largely attributable to increased product sales volume as a result of higher demand for our products. Product margins benefited from price increases together with a change in mix toward higher value advanced wellheads.

        Cost of rental revenue for the nine months ended September 30, 2017 was $28.2 million, an increase of $2.2 million, or 9%, from $25.9 million for the nine months ended September 30, 2016. The increase was primarily due to higher depreciation expense from capital additions and higher operating costs due to an increase in activity. Increased utilization and better pricing contributed to higher margins.

        Cost of field service and other revenue for the nine months ended September 30, 2017 was $41.0 million, an increase of $22.3 million, or 119%, from $18.7 million for the nine months ended September 30, 2016. The increase was primarily due to higher payroll costs attributable to additional field personnel and higher operating costs due to activity increases.

        Selling, general and administrative expense for the nine months ended September 30, 2017 was $20.5 million, an increase of $6.9 million, or 51%, from $13.6 million for the nine months ended September 30, 2016. The increase was primarily due to higher payroll and incentive compensation costs. We also expensed $0.9 million of costs during the nine months ended September 30, 2017 related to preparing for being a public company.

        Total other expense, net.    Interest expense for the nine months ended September 30, 2017 was $15.5 million, an increase of $0.2 million from $15.3 million for the nine months ended September 30, 2016. The increase was primarily due to higher average interest rates on borrowings under our credit facility and interest incurred in the current period related to amounts on capital lease obligations.

        Other income, net for the nine months ended September 30, 2016 relates to a gain on debt extinguishment of $2.3 million associated with our redemption of $7.5 million of debt outstanding under our term loan during the second quarter of 2016.

        Income tax expense.    Although our operations have not been subject to U.S. federal income tax at an entity level, our operations are subject to certain state taxes within the United States. In addition, our operations located in China and Australia are subject to local country income taxes. Income tax expense for the nine months ended September 30, 2017 and 2016 was $0.9 million and $1.0 million, respectively.

        Net income (loss).    Net income for the nine months ended September 30, 2017 was $43.7 million, an increase of $53.3 million from a net loss of $9.5 million for the nine months ended September 30, 2016, primarily as a result of the factors discussed above.

Sequential Comparison of Third Quarter 2017 to Second Quarter 2017

        The following table presents summary consolidated operating results for the periods indicated:

	Three Months Ended
	September 30, 2017	June 30, 2017	$ Change	% Change
	(unaudited)
	(in thousands)
Revenues
Product revenue	$53,680	$45,245	$8,435	18.6%
Rental revenue	21,199	18,805	2,394	12.7
Field service and other revenue	21,148	17,827	3,321	18.6

Total revenues	96,027	81,877	14,150	17.3

Costs and expenses
Cost of product revenue	33,873	29,496	4,377	14.8
Cost of rental revenue	10,686	9,214	1,472	16.0
Cost of field service and other revenue	16,313	13,760	2,553	18.6
Selling, general and administrative expense	7,096	7,334	(238)	(3.2)

Total costs and expenses	67,968	59,804	8,164	13.7

Income from operations	28,059	22,073	5,986	27.1

Other income (expense)
Interest income	2	1	1	100.0
Interest expense	(5,281)	(5,187)	94	1.8

Total other expense, net	(5,279)	(5,186)	93	1.8

Income before income taxes	22,780	16,887	5,893	34.9
Income tax expense(1)	479	309	170	55.0

Net income	$22,301	$16,578	$5,723	34.5%

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

        Revenues.    Total revenues for the third quarter 2017 were $96.0 million, an increase of $14.2 million, or 17%, from $81.9 million for the second quarter 2017. The increase was a result of the factors discussed below for each of our three revenue categories.

        Product revenue for the third quarter 2017 was $53.7 million, an increase of $8.4 million, or 19%, from $45.2 million for the second quarter 2017. The sequential quarter increase was driven by an increase in product sales during the third quarter as the average quarterly onshore rig count in the United States was higher during the third quarter compared to the second quarter.

        Rental revenue for the third quarter 2017 was $21.2 million, an increase of $2.4 million, or 13%, from $18.8 million for the second quarter 2017. The sequential quarter increase was primarily attributable to an increase in demand for our rental equipment during the third quarter compared to the second quarter as well as a full quarter of pricing improvement for our rental fleet during the third quarter.

        Field service and other revenue for the third quarter 2017 was $21.1 million, an increase of $3.3 million, or 19%, from $17.8 million for the second quarter 2017. The increase was primarily attributable to greater demand for these services following the increase in our product and rental revenue as field service is closely correlated with these activities.

        Costs and expenses.    Total costs and expenses for the third quarter 2017 were $68.0 million, an increase of $8.2 million, or 14%, from $59.8 million for the second quarter 2017. The increase was a result of the factors discussed below.

        Cost of product revenue for the third quarter 2017 was $33.9 million, an increase of $4.4 million, or 15%, from $29.5 million for the second quarter 2017. The increase was primarily attributable to increased product sales volume as a result of higher demand for our products.

        Cost of rental revenue for the third quarter 2017 was $10.7 million, an increase of $1.5 million, or 16%, from $9.2 million for the second quarter 2017. The increase was due to higher operating and repair costs in the third quarter compared to the second quarter due to the accelerated increase in activity during 2017.

        Cost of field service and other revenue for the third quarter 2017 was $16.3 million, an increase of $2.6 million, or 19%, from $13.8 million for the second quarter 2017. The increase was primarily due to higher payroll costs attributable to additional field personnel and wage adjustments and higher operating costs due to activity increases.

        Selling, general and administrative expense for the third quarter 2017 was $7.1 million, a decrease of $0.2 million, or 3%, from $7.3 million for the second quarter 2017. The decrease was primarily due to lower legal costs. We incurred $0.4 million of costs during each of the third quarter and second quarter 2017 related to preparing for being a public company.

        Total other expense, net.    Interest expense for the third quarter 2017 was $5.3 million, an increase of $0.1 million from $5.2 million for the second quarter 2017. The increase was primarily due to higher average interest rates on our variable rate debt and from having an additional day in the third quarter compared to the second quarter.

        Income tax expense.    Although our operations have not been subject to U.S. federal income tax at an entity level, our operations are subject to certain state taxes within the United States. In addition, our operations located in China and Australia are subject to local country income taxes. Income tax expense for the third quarter 2017 was $0.5 million and for the second quarter 2017 was $0.3 million.

        Net income.    Net income for the third quarter 2017 was $22.3 million, an increase of $5.7 million from net income of $16.6 million for the second quarter 2017, primarily as a result of the factors discussed above.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        The following table presents summary consolidated operating results for the periods presented:

	Year Ended December 31,
	2016	2015	$ Change	% Change
	(in thousands)
Revenues
Product revenue	$77,739	$110,917	$(33,178)	(29.9)%
Rental revenue	44,372	65,431	(21,059)	(32.2)
Field service and other revenue	32,937	45,047	(12,110)	(26.9)

Total revenue	155,048	221,395	(66,347)	(30.0)

Costs and expenses
Cost of product revenue	62,766	84,604	(21,838)	(25.8)
Cost of rental revenue	33,990	39,251	(5,261)	(13.4)
Cost of field service and other revenue	28,470	33,200	(4,730)	(14.2)
Selling, general and administrative expenses	19,207	22,135	(2,928)	(13.2)

Total costs and expenses	144,433	179,190	(34,757)	(19.4)

Income from operations	10,615	42,205	(31,590)	(74.8)

Other income (expense)
Interest income	2	11	(9)	(81.8)
Interest expense	(20,235)	(21,848)	(1,613)	(7.4)
Other income	2,251	1,640	611	37.3

Total other expense, net	(17,982)	(20,197)	(2,215)	(11.0)

(Loss) income before income taxes	(7,367)	22,008	(29,375)	(133.5)
Income tax expense(1)	809	784	25	3.2

Net (loss) income	$(8,176)	$21,224	$(29,400)	(138.5)%

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net (loss) income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

        Revenues.    Total revenue for the year ended December 31, 2016 was $155.0 million, a decrease of $66.3 million, or 30%, from $221.4 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced demand for our products and services as a result of the decline in crude oil prices. Total revenue for the year ended December 31, 2014 was $259.5 million.

        Product revenue for the year ended December 31, 2016 was $77.7 million, a decrease of $33.2 million, or 29.9%, from $110.9 million for the year ended December 31, 2015. The decrease was primarily attributable to the decline in crude oil prices, which led to a lower onshore rig count in the United States, resulting in a lower demand for our products.

        Rental revenue for the year ended December 31, 2016 was $44.4 million, a decrease of $21.1 million, or 32.2%, from $65.4 million for the year ended December 31, 2015. The decrease was primarily attributable to the decline in oil prices, which reduced drilling and completion activities.

These factors reduced demand for the rental of our equipment and put downward pressure on rental pricing.

        Field service and other revenue for the year ended December 31, 2016 was $32.9 million, a decrease of $12.1 million, or 26.9%, from $45.0 million for the year ended December 31, 2015. The decrease was primarily attributable to a reduction in demand for our services following the decline in crude oil prices, resulting in lower rig count.

        Costs and expenses.    Total costs and expenses for the year ended December 31, 2016 were $144.4 million, a decrease of $34.8 million, or 19.4%, from $179.2 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced headcount as well as selected salary reductions.

        Cost of product revenue for the year ended December 31, 2016 was $62.8 million, a decrease of $21.8 million, or 25.8%, from $84.6 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced product sales volume as a result of lower demand for our products.

        Cost of rental revenue for the year ended December 31, 2016 was $34.0 million, a decrease of $5.3 million, or 13.4%, from $39.3 million for the year ended December 31, 2015. The decrease was primarily due to lower repair costs.

        Cost of field service and other revenue for the year ended December 31, 2016 was $28.5 million, a decrease of $4.7 million, or 14.2%, from $33.2 million for the year ended December 31, 2015. The decrease was primarily due to reduction in payroll costs and branch overheads.

        Selling, general and administrative expense for the year ended December 31, 2016 was $19.2 million, a decrease of $2.9 million, or 13.2%, from $22.1 million for the year ended December 31, 2015. The decrease was largely due to lower headcount costs and a reduction in the reserve against doubtful accounts.

        Total other expense, net.    Total other expense, net for the year ended December 31, 2016 was $18.0 million, a decrease of $2.2 million, or 11.0%, from $20.2 million for the year ended December 31, 2015. The decrease was primarily due to reduced interest expense and a higher gain arising from the redemption of $7.5 million of the debt outstanding under our credit agreement during 2016. During 2015, we redeemed $10.0 million of the debt outstanding under our credit agreement.

        Income tax expense.    Although our operations have not been subject to U.S. federal income tax at an entity level, our operations located in Texas are subject to the Texas Franchise Tax. In addition, Cactus LLC's operations located in China and Australia are subject to local country income taxes. Income tax expense for the year ended December 31, 2016 and 2015 remained consistent at $0.8 million.

        Net loss.    Net loss for the year ended December 31, 2016 was $8.2 million, a decrease of $29.4 million, or 138.5%, from net income of $21.2 million for the year ended December 31, 2015, primarily as a result of the factors discussed above. For the year ended December 31, 2014, net income was approximately $59.1 million.

Comparison of Non-GAAP Financial Measures

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income before interest income, interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA minus gain on debt extinguishment.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following tables present a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated.

	Nine Months Ended September 30,
	2017	2016	$ Change	% Change
	(unaudited)
	(in thousands)
Net income (loss)	$43,733	$(9,522)	$53,255	659.3%
Interest income	(4)	(2)	(2)	(100.0)
Interest expense	15,455	15,271	184	1.2
Income tax expense	942	957	(15)	(1.6)
Depreciation and amortization	16,976	15,942	1,034	6.5

EBITDA	77,102	22,646	54,456	240.5
Gain on debt extinguishment	—	(2,251)	2,251	100.0

Adjusted EBITDA	$77,102	$20,395	$56,707	278.0%

        Adjusted EBITDA for the nine months ended September 30, 2017 was $77.1 million, an increase of $56.7 million, or 278%, from $20.4 million for the nine months ended September 30, 2016. The primary reason for the increase in 2017 compared to 2016 was higher net income for the nine months ended September 30, 2017.

	Three Months Ended
	September 30, 2017	June 30, 2017	$ Change	% Change
	(unaudited)
	(in thousands)
Net income	$22,301	$16,578	$5,723	34.5%
Interest income	(2)	(1)	(1)	(100.0)
Interest expense	5,281	5,187	94	1.8
Income tax expense	479	309	170	55.0
Depreciation and amortization	6,074	5,589	485	8.7

EBITDA	34,133	27,662	6,471	23.4
Gain on debt extinguishment	—	—	—	—

Adjusted EBITDA	$34,133	$27,662	$6,471	23.4%

        Adjusted EBITDA for the third quarter 2017 was $34.1 million, an increase of $6.5 million, or 23%, from $27.7 million for the second quarter. The primary reason for the increase in the third quarter 2017 compared to the second quarter 2017 was higher net income for the three months ended September 30, 2017.

	Year Ended December 31,
	2016	2015	$ Change	% Change
	(unaudited)
	(in thousands)
Net (loss) income	$(8,176)	$21,224	$(29,400)	(138.5)%
Interest income	(2)	(11)	9	81.8
Interest expense	20,235	21,848	(1,613)	(7.4)
Income tax expense	809	784	25	3.2
Depreciation and amortization	21,241	20,580	661	3.2

EBITDA	34,107	64,425	(30,318)	(47.1)
Gain on debt extinguishment	(2,251)	(1,640)	611	37.3

Adjusted EBITDA	$31,856	$62,785	$(30,929)	(49.3)%

        Adjusted EBITDA for the year ended December 31, 2016 was $31.9 million, a decrease of $30.9 million, or 49.3%, from $62.8 million for the year ended December 31, 2015. The primary reason for the decrease was lower total revenue and higher gain on debt extinguishment for the year ended December 31, 2016. The gain on debt extinguishment related to our redemption of $7.5 million and $10.0 million of debt outstanding under our term loan during the years ended December 31, 2016 and 2015, respectively. For the year ended December 31, 2014, we had EBITDA of $88.8 million, representing net income of $59.1 million, minus interest income of $0.05 million, plus interest expense of $11.3 million, income tax expense of $0.31 million and depreciation and amortization of $18.2 million. There was no early extinguishment of debt in 2014.

Liquidity and Capital Resources

        We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows generated by operating activities and borrowings under our revolving credit facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed. We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units. We intend to cause Cactus LLC to use (i) approximately $             million to repay borrowings outstanding under its term loan facility, (ii) approximately $             million for general corporate purposes and (iii) the balance of approximately $             million to redeem CW Units from the owners thereof. We intend to contribute the net proceeds from any exercise of the underwriters' option to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to redeem additional CW Units from the Existing Owners.

        Historically, our predecessor's primary sources of liquidity have been cash flows from operations, borrowings under Cactus LLC's credit agreement and equity provided by the Existing Owners. To date, our predecessor's primary use of capital has been for working capital purposes, to make cash distributions to the Existing Owners and repay indebtedness. Our predecessor's borrowings outstanding under Cactus LLC's credit agreement were $249.2 million, $251.1 million and $261.6 million at September 30, 2017, December 31, 2016 and 2015, respectively. Borrowings were used primarily for working capital purposes, to make cash distributions to the Existing Owners and repay indebtedness.

        Our ability to satisfy our liquidity requirements, including cash distributions to the Existing Owners to fund their share of taxes of the partnership, depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial and business and other factors, many of which are beyond our control.

        We currently estimate that our capital expenditures for the year ending December 31, 2017 will range from $30 million to $33 million. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including, among other things, prevailing economic conditions, market conditions in the E&P industry, customers' forecasts, demand volatility and company initiatives. We believe that our existing cash on hand, cash generated from operations and available borrowings under our revolving credit facility will be sufficient to meet working capital requirements, anticipated capital expenditures, expected cash distributions to the Existing Owners and scheduled debt payments for at least the next 12 months.

        At September 30, 2017 and December 31, 2016, we had approximately $3.2 million and $8.7 million, respectively, of cash and cash equivalents and approximately $50 million and $15 million, respectively, of available borrowing capacity under our revolving credit facility. Following the completion of this offering, we expect to have no significant debt outstanding and $50 million of available borrowing capacity under our revolving credit facility.

Cash Flows

  Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

        The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2017	2016
	(unaudited)
	(in thousands)
Net cash provided by operating activities	$19,510	$28,932
Net cash used in investing activities	(21,427)	(12,512)
Net cash used in financing activities	(3,609)	(9,315)

        Net cash provided by operating activities was $19.5 million and $28.9 million for the nine months ended September 30, 2017 and 2016, respectively. The primary cause of the reduction was a $64.3 million increase in net working capital use from period to period as a result of a significant increase in business activity in 2017 compared to a decrease in business activity in 2016, partially offset by a $53.3 million increase in net income.

        Net cash used in investing activities was $21.4 million and $12.5 million for the nine months ended September 30, 2017 and 2016, respectively. The primary reason for the change was an increase in capital expenditures during 2017 compared to 2016 to support increased levels of activity in our customers' E&P drilling, completions and production programs.

        Net cash used in financing activities was $3.6 million and $9.3 million for the nine months ended September 30, 2017 and 2016, respectively. The primary reason for the change was that the prior year included higher debt repayment related to the redemption of $7.5 million of debt outstanding under our term loan during the second quarter 2016. Also, there were no distributions to our predecessor's members in the nine months ended September 30, 2017 period compared to $2.1 million in the same period in 2016.

  Sequential Comparison of Third Quarter 2017 to Second Quarter 2017

        The following table summarizes our cash flows for the periods indicated:

	Three Months Ended
	September 30, 2017	June 30, 2017
	(unaudited)
	(in thousands)
Net cash provided by operating activities	$13,087	$491
Net cash used in investing activities	(5,545)	(7,381)
Net cash provided by (used in) financing activities	(6,465)	3,817

        Net cash provided by operating activities was $13.1 million for the third quarter 2017 compared to $0.5 million for the second quarter 2017. The primary cause of the increase was lower working capital uses during the third quarter 2017 over the second quarter 2017 and a $5.7 million increase in net income for the three months ended September 30, 2017.

        Net cash used in investing activities was $5.5 million for the third quarter 2017 compared to $7.4 million for the second quarter 2017. The primary reason for the change was a decrease in capital expenditures.

        Net cash used in financing activities was $6.5 million for the third quarter 2017 compared to net cash provided by financing activities of $3.8 million for the second quarter 2017. The primary reason for the change was that we repaid the $5.0 million outstanding under our revolving credit facility during the third quarter 2017 that was borrowed during the second quarter 2017.

  Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Net cash provided by operating activities	$23,975	$45,927
Net cash used in investing activities	(17,358)	(23,422)
Net cash used in financing activities	(10,171)	(22,776)

        Net cash provided by operating activities was $24.0 million and $45.9 million for the years ended December 31, 2016 and 2015, respectively. The primary cause of the reduction was the $29.4 million reduction in net income, partially offset by an $8.9 million reduction in net working capital items.

        Net cash used in investing activities was $17.4 million and $23.4 million for the years ended December 31, 2016 and 2015, respectively. The primary reason for the change was an $3.6 million reduction in capital expenditures from 2015 to 2016 following a facility expansion and additional purchases of property and equipment in 2015.

        Net cash used in financing activities was $10.2 million and $22.8 million for the years ended December 31, 2016 and 2015, respectively. The primary reason for the change was lower distributions to members of $10.2 million in 2016 compared to 2015.

Credit Agreement

        On July 31, 2014, we entered into a credit agreement with Credit Suisse AG as administrative agent, collateral agent and issuing bank, and the other lenders party thereto (the "Credit Facility"). The

Credit Facility provides for a term loan tranche in an aggregate principal amount of $275.0 million and a revolving credit facility of up to $50.0 million with a $10.0 million sublimit for letters of credit.

        The Credit Facility is secured by liens on substantially all of our properties and guarantees from Cactus LLC and any future subsidiaries of Cactus LLC that may become guarantors under the Credit Facility. The Credit Facility contains restrictive covenants that may limit our ability to, among other things:

  •
  incur additional indebtedness;

  •
  incur liens;

  •
  enter into sale and lease-back transactions;

  •
  make investments or dispositions;

  •
  make loans to others;

  •
  enter into mergers or consolidations;

  •
  enter into transactions with affiliates;

  •
  issue additional equity interests at the subsidiary level or issue disqualified equity interests; and

  •
  make or declare dividends.

        The Credit Facility also requires us to maintain a total leverage ratio of not more than 5:00 to 1:00 as of the last day of any fiscal quarter, if the total aggregate principal amount of borrowings and letters of credit outstanding under the revolving credit facility (but excluding (x) undrawn letters of credit which have been cash collateralized by at least 103% of the undrawn amount of such letters of credit and (y) any other undrawn letters of credit up to $2.5 million in the aggregate as of the last day of such fiscal quarter) exceeds an amount equal to 30% of the aggregate revolving credit commitments as of such day.

        If an event of default occurs under the Credit Facility, subject to certain cure rights with respect to certain of the events of default, the lenders will be able to accelerate the maturity of the Credit Facility and all outstanding amounts thereunder, foreclose on the collateral and/or terminate their revolving loan commitments. The Credit Facility contains customary events of default, such as, among other things:

  •
  inaccuracy of any representation and warranty;

  •
  failure to repay principal and interest when due and payable;

  •
  failure to comply with the financial covenant or other covenants;

  •
  cross-default to certain other material indebtedness;

  •
  bankruptcy and other insolvency events;

  •
  the occurrence of certain litigation judgments; or

  •
  a change of control.

        As of September 30, 2017, December 31, 2016 and 2015, we were in compliance with all covenants under the Credit Facility.

        The revolving credit facility matures on July 31, 2019 and the term loan matures on July 31, 2020. The term loan tranche is amortized quarterly at a rate equal to 0.25% of the principal amount of the term loans. Interest is payable quarterly for alternate base rate loans and at the end of the applicable interest period for Eurodollar loans (or quarterly if the applicable interest period is longer than three months). We have a choice of borrowing at an adjusted Eurodollar rate (subject to a 1.0% floor) plus an applicable margin or at the alternate base rate plus an applicable margin. The alternate base rate per annum (subject to a 2.0% floor for term loans) is equal to the greatest of (i) the agent bank's reference prime rate, (ii) the federal funds effective rate plus 0.5% and (iii) the adjusted LIBO rate for a one month interest period plus 1.0%. The applicable margin with respect to any Eurodollar term loan is 6.0% per annum and alternate base rate term loan is 5.0% per annum. The applicable margin with respect to any Eurodollar revolving loan ranges from 2.75% to 3.75% and alternate base rate revolving loan ranges from 1.75% to 2.75% based on our total leverage ratio. During the continuance of an event of default due to failure to pay interest or other amounts under the Credit Facility, all overdue amounts under the Credit Facility will bear interest at 2.0% plus the otherwise applicable interest rate.

        As of September 30, 2017, December 31, 2016 and December 31, 2015, we had $249.2 million, $251.1 million and $261.6 million, respectively, of borrowings outstanding under the term loan, no borrowings outstanding under the revolving credit facility and no outstanding letters of credit.

        As of September 30, 2017 and December 31, 2016, borrowings under the Credit Facility had a weighted average interest rate of 7.3% and 7.0%, respectively. We may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary breakage costs.

Tax Receivable Agreement

        The Tax Receivable Agreement that Cactus Inc. will enter into with the TRA Holders in connection with this offering generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings. Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." To the extent Cactus LLC has available cash, we intend to cause Cactus LLC to make generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement.

        Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, we may generally elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. For further discussion regarding the potential acceleration of payments under the Tax Receivable Agreement and its potential impact, please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock."

Contractual Obligations

        A summary of our predecessor's contractual obligations as of December 31, 2016 is provided in the following table.

	Predecessor
	Payments Due by Period For the Year Ended December 31,
	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Long-term debt, including current portion(1)	$2,568	$2,568	$2,568	$243,394	$—	$—	$251,098
Interest on long-term debt(2)	17,577	17,397	17,217	9,939	—	—	62,130
Operating lease obligations(3)	5,129	4,233	3,031	2,608	966	7,388	23,355
Capital lease obligations(4)	1,134	1,134	931	—	—	—	3,199

Total	$26,408	$25,332	$23,747	$255,941	$966	$7,388	$339,782

(1)
Long-term debt excludes interest payments on each obligation.

(2)
Interest on long-term debt assumes no excess cash flow payments.

(3)
Operating lease obligations relate to real estate, vehicles and equipment.

(4)
Capital lease obligations relate to vehicles used in our business.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. See Note 2 in the notes to the audited consolidated financial statements included elsewhere in this prospectus for an expanded discussion of our significant accounting policies and estimates made by management.

Accounts Receivable—Trade

        We extend credit to customers in the normal course of business. In our determination of the allowance for doubtful accounts, and consistent with our accounting policy, we assess those amounts where there are concerns over collection and record an allowance for that amount. Estimating this amount requires us to analyze the financial condition of our customers, our historical experience and any specific concerns. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that we are unable to collect may be different from the amount initially estimated.

        The allowance for doubtful accounts as of September 30, 2017 was $0.8 million, compared to $0.9 million as of December 31, 2016, representing approximately 1.1% and 2.6%, respectively, of our consolidated gross accounts receivable. A 10% increase in our allowance for doubtful accounts at

September 30, 2017 would result in a change in reserves of approximately $0.1 million and a change in income (loss) before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our allowance for doubtful accounts.

        The allowance for doubtful accounts as of December 31, 2016 was $0.9 million, compared to $1.3 million as of December 31, 2015, representing approximately 2.6% and 3.6%, respectively, of our consolidated gross accounts receivable. A 10% increase in our allowance for doubtful accounts at December 31, 2016 would result in a change in reserves of approximately $0.1 million and a change in (loss) income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our allowance for doubtful accounts.

Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost (which approximates average cost) and weighted average methods. Costs include an application of related direct labor and overhead cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Reserves are made for obsolete and slow-moving items based on a range of factors, including age, usage and technological or market changes that may impact demand for those products. The amount of allowance recorded is subjective and it may be that the level of provision required may be different from that initially recorded.

        The inventory obsolescence reserve as of September 30, 2017 was $5.2 million, compared to $4.8 million as of December 31, 2016, representing approximately 7.7% and 11.2%, respectively, of our consolidated gross inventories. A 10% increase in our inventory obsolescence reserve at September 30, 2017 would result in a change in reserves of approximately $0.5 million and a change in income (loss) before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our inventory obsolescence reserve.

        The inventory obsolescence as of December 31, 2016 was $4.8 million, compared to $3.2 million as of December 31, 2015, representing approximately 11.2% and 6.8%, respectively, of our consolidated gross inventories. A 10% increase in our inventory obsolescence reserve at December 31, 2016 would result in a change in reserves of approximately $0.5 million and a change in (loss) income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our inventory obsolescence reserve.

Property and Equipment

        Property and equipment are stated at cost. We depreciate the cost of property and equipment using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. We periodically receive offers to buy assets from our rental fleet, at which time we perform an analysis on whether or not to accept the offer. The rental equipment is not held in inventory under the held for sale model, as the equipment is used to generate revenues until the equipment is sold. The cost of maintenance and repairs is charged to income as incurred; significant renewals and improvements are capitalized.

Long-Lived Assets

        Key estimates related to long-lived assets include useful lives and recoverability of carrying values. Such estimates could be modified, as impairment could arise as a result of changes in supply and demand fundamentals, technological developments, new competitors with cost advantages and the cyclical nature of the oil and gas industry. We evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are available, and a provision made where the cash flow is less than the carrying value of the asset. Actual impairment losses could vary from amounts estimated.

Goodwill

        Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). We have established December 31st as the date of our annual test for impairment of goodwill. We perform a qualitative assessment of the fair value of our reporting units before calculating the fair value of the reporting unit in step one of the two-step goodwill impairment model. If, through the qualitative assessment, we determine that it is more likely than not that the reporting unit's fair value is greater than its carrying value, the remaining impairment steps would be unnecessary.

        If there are indicators that goodwill has been impaired and thus the two-step goodwill impairment model is necessary, step one is to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. Fair value is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

        Goodwill as of September 30, 2017 was $7.8 million, which is the same value as the periods ended December 31, 2016 and December 31, 2015. A 10% decrease in the fair value of our goodwill at September 30, 2017 would not result in an impairment. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the carrying value of goodwill.

Accrued Expenses

        Accrued expenses represents accrued payroll, accrued interest, product warranties and other. For a more detailed discussion of Product Warranties see "—Product Warranties."

Income Taxes

        Cactus LLC is a limited liability company and files a U.S. Return of Partnership Income, which includes both U.S. and foreign operations. As a limited liability company, the members of Cactus LLC are taxed individually on their share of earnings for U.S. federal income tax purposes. Accordingly, no provision for U.S. federal income taxes has been made in the accompanying consolidated financial statements.

        We are subject to state taxes in Texas. We also file tax returns in other states; however, the resulting income flows through to the members' individual state tax returns. Additionally, our operations in both Australia and China are subject to local country income taxes.

        We follow guidance issued by the Financial Accounting Standards Board ("FASB"), which clarifies accounting for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

        Deferred taxes are recorded using the liability method, whereby tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in our tax returns.

Segment and Related Information

        We operate as a single operating segment, which reflects how we manage our business and the fact that all of our products and services are dependent upon the oil and natural gas industry. Substantially all of our products and services are sold in the U.S. oilfield services market, which consists largely of oil and natural gas exploration and production companies. We operate in the United States, Australia and China. Our operations in Australia and China represented less than 10% of our consolidated operations for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015.

Product Warranties

        We generally warrant our manufactured products 12 months from the date placed in service, although where product failures arise, they typically manifest themselves at the time of installation at the well site. Most failures are the result of installation errors rather than product defects and are addressed by not charging service time required to remedy such errors. In rare instances, our customers request compensation for non-productive time at the well site. Any compensation provided is voluntarily granted to promote strong customer relationships, as our master service agreements include waivers of consequential damages.

        The accruals for product warranties as of September 30, 2017 were $0.3 million, compared to $0.1 million as of December 31, 2016, representing approximately 0.1% and 0.1% of our annualized product revenues for the period and our annual product revenues for the period, respectively. A 10% increase in our accruals for product warranties at September 30, 2017 would result in a change in accruals of approximately $26,100 and a change in income (loss) before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our accruals for product warranties.

        The accruals for product warranties as of December 31, 2016 were $0.1 million, compared to $0.3 million as of December 31, 2015, representing approximately 0.1% and 0.3%, respectively, of our annual product revenues. A 10% increase in our accruals for product warranties at December 31, 2016 would result in a change in accruals of approximately $10,000 and a change in (loss) income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our accruals for product warranties.

Fair Value Measures

        Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities, with the exception of certain assets and liabilities measured using the net asset value practical expedient, which are not required to be leveled. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

  •
  Level 1:  Unadjusted quoted prices in active markets for identical assets and liabilities.

  •
  Level 2:  Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

  •
  Level 3:  Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

        Fair value of long-lived, non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating impairment. The fair value measurements of our long-lived, non-financial assets measured on a non-recurring basis are determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes.

        Other fair value disclosures—The carrying amounts of cash and cash equivalents, receivables, accounts payable, short-term debt, commercial paper, debt associated with our Credit Facility as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

        Credit risk—By their nature, financial instruments involve risk, including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of receivables. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the receivable balance. Allowances for losses on receivables are established based on collectability assessments.

Equity Awards

        We recognize stock based compensation expense using a fair value method. Fair value methods use a valuation model to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes-Merton option-pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of the options from grant date to maturity date, the level of volatility of peer companies in our industry, risk-free interest rate and an assumption that there will be no forfeitures or future distributions. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. These estimates are not considered highly complex or subjective. These estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for us for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. We are in the process of determining the impacts that the new standard will have on our various revenue streams. The assessment includes a detailed review of contracts representative of the different revenue streams and comparing historical accounting policies and practices to the new accounting guidance. Although not finalized, based on the assessment performed to date, we do not expect that the adoption of this pronouncement will have a material impact on our consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We adopted this new guidance on January 1, 2017. The adoption of this pronouncement did not have any material impact on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for us for fiscal years beginning after December 15, 2018. We are currently evaluating the impacts of adoption of this guidance.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. We do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other, which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption of this pronouncement to have a material impact on the financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash flows (Topic 230)—Cash Flow Statement (Topic 250). This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect that the adoption of this pronouncement will have a material impact on our financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share-based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. We implemented the provisions of ASU 2016-09 on January 1, 2017. The adoption of ASU 2016-09 does not have a material impact on the financial statements.

Internal Controls and Procedures

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act.

Material Weakness in Internal Control Over Financial Reporting

        In connection with the audit of the consolidated financial statements of Cactus LLC, our predecessor for accounting purposes, for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        We did not effectively operate controls in place over the review of the consolidated financial statements and related disclosures. This resulted in the identification of certain errors in the consolidated statement of cash flows that have been corrected as a revision of that statement. Please see Note 12 of the consolidated financial statements of Cactus LLC for a description of the revision made to the consolidated statement of cash flows for the year ended December 31, 2016. The material weakness described above or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. Please see "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business and could negatively impact the price of our Class A common stock."

        Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

        Neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required.

Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the nine months ended September 30, 2017 or years ended December 31, 2016 and 2015. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy, and we tend to experience inflationary pressure on wages and raw materials.

Off-Balance Sheet Arrangements

        Currently, neither we nor our predecessor have off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risk from changes in foreign currency rates and changes in interest rates.

        We outsource certain of our wellhead equipment to suppliers in China, and our production facility in China oversees production and assembles and tests the outsourced components. In addition, we have a service center in Australia that sells products, rents frac equipment and provides field services. To the extent either facility has net U.S. dollar denominated assets, our profitability is eroded when the U.S. dollar weakens against the Chinese Yuan and the Australian dollar. Our production facility in China generally has net U.S. dollar denominated assets, while our service center in Australia generally has net U.S. dollar denominated liabilities. The U.S. dollar translated profits and net assets of our facilities in China and Australia are eroded if the respective local currency value weakens against the U.S. dollar. We have not entered into any derivative arrangements to protect against fluctuations in foreign currency exchange rates.

        During 2015, we entered into an interest rate hedge with a duration of five years, expiring in July 2020, to manage our exposure under the term loan tranche of our Credit Facility. Pursuant to the terms of the hedge contract, we are not liable for any interest arising from LIBOR exceeding 6% with respect to up to $200 million of our borrowings outstanding under our term loan. As of September 30, 2017, December 31, 2016 and 2015, the fair value of the hedge was $1,100, $68,000 and $88,000, respectively.

BUSINESS

Our Company

        We design, manufacture, sell and rent a range of highly-engineered wellheads and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells.

        Our principal products include our Cactus SafeDrill™ wellhead systems, frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology traditionally associated with deepwater applications, which allows technicians to land and secure casing strings safely from the rig floor without the need to descend into the well cellar. We believe we are a market leader in the onshore application of such technology, with thousands of our products sold and installed across the United States since 2011.

        During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac tree has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our primary wellhead products and pressure control equipment are developed internally. Our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, Bossier City is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders. Both our United States and China facilities are licensed to the latest API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 13 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

        The following table presents information regarding our consolidated revenues, net income (loss) and Adjusted EBITDA for the periods indicated.

	Nine Months Ended September 30,		Three Months Ended September 30,	Three Months Ended June 30,	Years Ended December 31,
	2017	2016	2017	2017	2016	2015
	($ in millions)
Total revenues	$236.4	$105.5	$96.0	$81.9	$155.0	$221.4
Revenue contribution:
Product revenue	55.8%	49.1%	55.9%	55.2%	50.1%	50.1%
Rental revenue	22.4%	29.6%	22.1%	23.0%	28.6%	29.6%
Field service and other revenue	21.8%	21.3%	22.0%	21.8%	21.3%	20.3%
Net income (loss)	$43.7	$(9.5)	$22.3	$16.6	$(8.2)	$21.2
Adjusted EBITDA(1)	$77.1	$20.4	$34.1	$27.7	$31.9	$62.8
Adjusted EBITDA as a % of total revenues(1)	32.6%	19.3%	35.5%	33.8%	20.6%	28.4%

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable measure calculated in accordance with GAAP, please see "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

        We believe these results have been due to our focus on providing industry-leading technology and service.

        The table below sets forth the number of active U.S. onshore rigs that we followed, the total number of active U.S. onshore rigs as reported by Baker Hughes and the percentage of the total number of active U.S. onshore rigs that we followed, as of the dates presented. We believe that comparing the total number of active U.S. onshore rigs to which we are providing our products and services at a given time to the total number of active U.S. onshore rigs on or about such time provides us with a reasonable approximation of our market share with respect to our wellhead products sold and the corresponding services we provide.

As of Mid-Month	Number of Active U.S. Onshore Rigs We Followed(1)	Total Number of Active U.S. Onshore Rigs(2)	Our Percentage of the Total Number of Active U.S. Onshore Rigs(3)
December 2011	15	1,931	0.8%
June 2012	47	1,899	2.5%
December 2012	75	1,729	4.3%
June 2013	100	1,694	5.9%
December 2013	119	1,703	7.0%
June 2014	158	1,780	8.9%
December 2014	179	1,820	9.8%
June 2015	119	825	14.4%
December 2015	99	684	14.5%
June 2016	68	388	17.5%
December 2016	129	601	21.5%
June 2017	220	902	24.4%
November 2017	237	888	26.7%

(1)
The number of active U.S. onshore rigs we followed represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling, as of mid-month.

(2)
Source: Baker Hughes Rig Count Data, as published on the Friday immediately preceding the 15th day of each month presented.

(3)
Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

        We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, that we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," we would have had net income of approximately $         million for the nine months ended September 30, 2017 and $         million for the year ended December 31, 2016.

        As of September 30, 2017, December 31, 2016 and December 31, 2015, we had total assets of $245.6 million, $165.3 million and $177.6 million, respectively.

Our Industry

        Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completion equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore wells has increased by 137% as of November 10, 2017. Many industry experts are predicting a significant increase in drilling and completions activity. In September 2017, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig has increased from 12 in 2011 to 21 in 2016, and the total U.S. onshore drilling rig count is expected to average 851 in 2017 and 929 in 2018, a material increase relative to the 2016 average of 490 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 15,259 in 2016 to 23,827 in 2017 and 25,108 in 2018. Furthermore, according to Spears & Associates spending on onshore drilling and completions in the U.S. in 2017 is expected to increase 95% from 2016 and 13% from 2017 to 2018. In addition, the EIA projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources.

        Our highly engineered wellheads and pressure control equipment are designed for horizontal wells and support greater pad drilling efficiency while enhancing safety. We believe that demand for our products and services will continue to increase over the medium and long-term as a result of numerous favorable industry trends, including:

  •
  increases in customer drilling and completion budgets, particularly in the Permian, SCOOP/STACK, Eagle Ford, Marcellus, Utica, and Bakken regions, the key unconventional basins where we operate;

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  an expected increase in horizontal wells as a percentage of all wells drilled;

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  increases in the number of fracturing stages for a typical wellbore; and

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  an industry shift towards pad drilling and simultaneous fracturing operations, for which we believe E&P companies will seek to work with vendors that can provide a comprehensive suite of products and services to reduce pad congestion and who are focused on reliability and quality.

Our Competitive Strengths

        Our primary business objective is to create value for our shareholders by serving as the preferred provider of wellhead and pressure control equipment to our customers through a comprehensive suite of products and services. We believe that the following strengths differentiate us from our peers and position us well to capitalize on increased activity across our footprint:

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  Leading provider of differentiated, innovative and mission-critical wellhead and pressure control equipment for the U.S. onshore unconventional market.  We are a leading wellhead and pressure control equipment provider to customers in all of the major U.S. onshore regions, the fastest growing oil and gas market. We manufacture products engineered specifically for the development of unconventional wells, and the products we provide are critical to well control. Our differentiated SafeDrill™ wellhead system is designed to mitigate safety hazards, reduce rig time and increase operating efficiencies when deployed onto a drilling pad. We introduced our SafeDrill™ technology soon after our founding in 2011. Similar to wellheads used in deepwater applications, our technology is utilized from the rig floor with less exposure to confined spaces such as wellsite cellars. Additionally, through operating trials and customer input, our wellheads have been tailored to address specific basin requirements. Our technologically advanced wellhead solutions are pad-optimized and result in reduced drilling times for our customers. This industry-leading technology, rather than price, defines our value proposition and has augmented our market share expansion.

  •
  Comprehensive and complementary provider of pressure control products and related services.  We are a pure-play provider of wellhead and pressure control equipment and related services. Our suite of products and services spans our customers' pressure control needs from the onset of drilling through completion to the commencement of production and over the productive life of their wells. With the growth of multi-well pad drilling and high-intensity completions, space restrictions and the increasing number of contractor personnel are leading our customers to seek vendors that can provide comprehensive and complementary product support and services. We believe that our suite of complementary products and services provides a distinct competitive advantage relative to our peers, reducing well pad congestion, logistical complexities and safety oversight.

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  Responsive manufacturing in the United States and lower cost production in China.  We employ a dynamic blend of manufacturing capabilities. We have rapid turnaround surge capacity in Bossier City, Louisiana to satisfy our customers' unplanned demand and a lower cost, longer lead-time production facility in Suzhou, China. We believe that we are one of only five API 6A licensed manufacturers of both wellheads and gate valves with meaningful capacity in the United States. Unlike the more traditional manufacturers, our Bossier City plant uses almost exclusively 5-axis machining centers, which maximize throughput by reducing machine set-up and queue times. In addition, we have a wholly-owned production facility in China, where we address a significant portion of our forecasted product needs. Our operation in China has access to significant capacity to fill, at a lower cost, large orders of high-quality components that are less time sensitive. Importantly, we have the ability to expand or contract our lower cost production capacity with minimal impact on capital expenditures. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products during the projected ramp up in U.S. onshore activity and thereby lessen the importance of price on our customers' buying decisions.

  •
  Low capital intensity consumable product business model with proven ability to generate free cash flow.  For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $43.7 million for the nine months ended September 30, 2017 and a net loss of $9.5 million for the nine months ended September 30, 2016, and a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $77.1 million and $20.4 million for the nine months ended September 30, 2017 and 2016, respectively, and $31.9 million and $62.8 million for the 2016 and 2015 fiscal years, respectively. For the nine months ended September 30, 2017 and 2016, our Adjusted EBITDA represented 32.6% and 19.3%, respectively, of our total revenues, and for the years ended December 31, 2016 and 2015, our Adjusted EBITDA represented 20.6% and 28.4%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $14.9 million and $15.0 million for the nine months ended September 30, 2017 and 2016, respectively, and $19.9 million and $21.3 million for the 2016 and 2015 fiscal years, respectively, that we will not have upon completion of this offering. On a pro forma basis, after giving effect to this offering, the use of the net proceeds from this offering as described under "Use of Proceeds" and the reorganization transactions described under "Corporate Reorganization," for the nine months ended September 30, 2017 and year ended December 31, 2016, we would have had net income of approximately $         million and $         million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures."

  •
  Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.  We have 13 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of September 2017, Spears & Associates expects total U.S. onshore wells drilled to increase by approximately 56% from 2016 to 2017 and 9% from 2017 to 2018. Furthermore, the industry trend towards pad drilling and increased completion intensity is expected to drive greater demand for the premium equipment and services we provide.

  •
  High quality and diverse customer base of leading independent operators across key basins.  We work with some of the most active and well capitalized independent operators in the basins we serve. Our revenue generation is not heavily weighted towards any one particular customer. Our largest customer for the nine months ended September 30, 2017 comprised 11% of our total revenue for such period, and no other customer accounted for more than 10% of our revenue for such period. Only four companies represented more than 5% of our revenues over the same period. Our differentiated products and services, customer responsiveness, aftermarket services and safety focus have driven strong relationships with our diversified customer base. In many instances, our management team's relationships with customers span over a decade. The quantifiable benefits of our products have resulted in their adoption by many of our customers across multiple basins. As a result, since 2014, we have achieved a material increase in the percentage of active U.S. onshore rigs served during the industry downturn, from approximately 8.9% served in June 2014 to approximately 26.7% served in November 2017.

  •
  Highly experienced management and operating team with strong industry relationships.  Our senior management team includes our co-founders, Scott Bender (our Chief Executive Officer) and Joel Bender (our Chief Operating Officer), who are highly experienced and respected in the oilfield services industry. Together they have built or made profitable similar businesses which were ultimately sold to General Electric and Cameron (Schlumberger). In addition to the Benders, the management team is supported by more than 20 key employees, many of whom have worked with the Benders for over two decades. Furthermore, our management team has extensive international experience, including Canada, Latin America, the Middle East and North Africa, and the Far East. We believe our stable management team combined with our track record of success have allowed us to attract and retain the best industry talent.

Our Strategy

        We intend to achieve our primary business objective by successful execution of the following strategies:

  •
  Targeting expected growth of the U.S. onshore unconventional oil and gas market.  U.S. onshore unconventional resources have emerged as a low-cost and flexible supply of crude oil and natural gas yielding attractive returns to E&P operators. We focus on serving this market and increasing market share. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas market, and we believe that the trends of rising well counts, greater focus on pad drilling and increasing completion intensity will make the U.S. onshore unconventional market the highest margin and fastest growing oil and gas market in the world. Although not our current focus, our management team has extensive international experience that we believe would allow us to pursue potential international expansion opportunities profitably.

  •
  Continuing to introduce product enhancements responsive to our customers' evolving drilling and completion needs.  We enjoy a reputation for rapidly developing and incorporating design features supportive of our customers' unrelenting pursuit of productivity gains. Our technical experts and leadership team will continue to work closely with our customer base to identify and develop such value-added technologies. We will continue investing in the design and manufacture of high-quality products, which reduce costs, increase operating efficiencies and improve the safety of our customers' wellsite operations.

  •
  Focusing on increasing market share in frac rentals.  During the industry downturn that began in mid-2014, longer laterals and higher intensity fracturing have resulted in greater wear and tear to the industry's pressure control equipment. To address this issue, we developed a new technology that improves the reliability of our frac valves, reducing non-productive times at the wellsite and virtually eliminating the requirement for expensive and time-consuming weld repairs in the seat pockets due to metal loss. Since early 2016, we have been upgrading our existing rental fleet with this new technology. We will continue to invest in engineering innovations designed to improve our rental fleet utilization by reducing the duration and expense of the repair cycle.

  •
  Investing in our supply chain and service infrastructure.  We are focused on the continuous improvement of our internal manufacturing processes and our third party suppliers. We strive to ensure uninterrupted product flow, reduce our total production costs and enhance product reliability. We believe that locating service capabilities in close proximity to field locations improves response time, further reduces costs and augments customer service.

  •
  Attracting and retaining best-in-class personnel and maintaining a strong safety and service culture.  Our ability to attract and retain top talent has become critical to our strong safety and service culture. We have attracted, and expect to continue to attract, some of the industry's most experienced and well-regarded managers, salespeople, technical field experts, and service center managers. We will continue to invest in the development of our personnel and our safety management system so that we can continue to be an industry leader in providing a high quality service experience. Our high regard for safety, quality and service differentiates us with our customers and allows us to expand our market share.

  •
  Maintaining a conservative balance sheet to preserve operational and strategic flexibility.  We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. Following completion of this offering, we expect to have no significant debt outstanding and $50 million of available borrowing capacity under our revolving credit facility.

Our History

        We began operating in August 2011, following the formation of Cactus LLC by Scott Bender and Joel Bender, who have owned or operated wellhead manufacturing businesses since the late 1970s, and Cadent, as its equity sponsor. We acquired our primary manufacturing facility in Bossier City, Louisiana from one of our Existing Owners in September 2011 and established our other production facility, located in Suzhou, China, in December 2013. Since we began operating, we have grown to 13 U.S. service centers located in Texas, Louisiana, Colorado, Wyoming, New Mexico, Oklahoma, Pennsylvania and North Dakota. In July 2014, we formed Cactus Wellhead Australia Pty, Ltd and established a service center to develop the market for our products in Eastern Australia.

Suppliers and Raw Materials

        Forgings, castings and bar stock represent the principal raw materials used to manufacture our products and rental equipment. In addition, we require accessory items (such as elastomers, ring gaskets, studs and nuts) and machining services. We purchase these items and services from over 240 vendors, both in the United States and China. For the nine months ended September 30, 2017 and 2016, approximately $24.5 million and $8.0 million, respectively, of purchases were made from a vendor located in China, representing approximately 22% and 23%, respectively, of our third party vendor purchases of raw materials, finished products and machining services. For the year ended December 31, 2016, approximately $10.8 million of purchases were made from this vendor, representing approximately 20.4% of our third party vendor purchases of raw materials, finished products and machining services. For the year ended December 31, 2015, approximately $18.1 million of purchases were made from this vendor, representing approximately 26.5% of our third party vendor purchases of raw materials, finished products and machining services. Although we have historically made purchases from this vendor pursuant to a long term contract, such contract expired at the end of 2016. We are currently purchasing from this vendor on terms substantially similar to those contained in the expired agreement. We expect to negotiate a new agreement with such vendor on terms similar to those in the expired agreement. Although our relationships with our existing vendors, including the Chinese vendor referred to above, are important to us, we do not believe that we are substantially dependent on any individual vendor to supply our required materials or services. The materials and services essential to our business are normally readily available and, where we use one or a few vendors as a source of any particular materials or services, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from any vendor.

        We believe that our materials and services vendors have the capacity to meet additional demand should we require it.

Customers

        We serve over 200 customers representing major independent and other oil and gas companies with operations in the key U.S. oil and gas producing basins including the Permian, Marcellus Shale/Utica, the SCOOP/STACK, the Eagle Ford, the Bakken and other active oil and gas basins. For the nine months ended September 30, 2017, Pioneer Natural Resources represented 11% of our total revenue and no other customer represented 10% or more of our total revenue. For each of the years ended December 31, 2016 and 2015, Devon Energy Corporation represented 12% of our total revenue, and no other customer represented 10% or more of our total revenue.

Manufacturing

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, Bossier City is designed to support time-sensitive and rapid turnaround orders, while China is optimized for longer lead time orders. Both our U.S. and China facilities are API certified to the API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        Our Bossier City facility is configured to provide rapid-response production of made-to-order equipment. Where typical manufacturing facilities are designed to run in batches with different machining processes occurring in stages, this facility uses highly-capable computer numeric control ("CNC") machines to perform substantially all machining of the product in a single step. We believe eliminating the setup and queue times between machining processes allows us to offer significantly shorter order-to-delivery time for equipment than our competitors. Responsiveness to urgent needs strengthens our relationship with key customers.

        Our Bossier City manufacturing facility also functions as a repair and testing facility with its API 6A PSL3 certification and full QA/QC department. The facility also has the ability to perform hydrostatic testing, phosphate and oiling, copper coating and frac valve remanufacturing.

        Our production facility in China is configured to efficiently produce our range of pressure control products for less time-sensitive, higher-volume orders. All employees in our Suzhou facility are Cactus employees, which we believe is a key factor in ensuring high quality. Our Suzhou facility currently oversees production, assembles, and tests components before shipment to the United States or Australia.

Properties

        The following tables set forth information with respect to our facilities.

Location	Type	Own/ Lease	Approximate Size	Status
United States:
Bossier City, LA(1)	Manufacturing Facility and Service Center	Lease	38,000 sq. ft.	Active
Bossier City, LA(1)	Manufacturing Facility and Service Center	Own	74,000 sq. ft./5.7 acres	Active
Bossier City, LA(2)	Land Adjacent to Manufacturing Facility	Own	10.0 acres	Undeveloped
Broussard, LA	Service Center	Lease	17,500 sq. ft.	Active
Carlsbad, NM	Service Center	Lease	5,000 sq. ft.	Active
Casper, WY	Service Center	Lease	5,000 sq. ft.	Active
Center, TX(3)	—	Lease	18,125 sq. ft.	Idle / Storage
Decatur, TX(3)	—	Lease	9,000 sq. ft.	Idle / Vacant
Donora, PA	Service Center	Lease	37,000 sq. ft.	Active
DuBois, PA	Service Center	Lease	19,800 sq. ft.	Active
DuBois, PA	Land Adjacent to Service Center	Own	5.1 acres	Undeveloped
Grand Junction, CO	Service Center	Lease	7,200 sq. ft.	Active
Houston, TX(4)	—	Lease	20,000 sq. ft.	Idle / Sub-leased to third party
Houston, TX	Administrative Headquarters	Lease	23,125 sq. ft.	Active
Kilgore, TX(4)	—	Lease	24,000 sq. ft.	Portions sub-leased to third party / Storage
Midland, TX(3)	—	Lease	11,500 sq. ft.	Sub-leased to third party
New Waverly, TX	Service Center / Land	Own	21,000 sq. ft./8.7 acres	Active
Odessa, TX	Service Center	Lease	63,750 sq. ft.	Active
Odessa, TX	Land	Own	9.1 acres	Undeveloped
Oklahoma City, OK	Service Center	Lease	51,547 sq. ft.	Active
Oklahoma City, OK	Service Center	Lease	20,200 sq. ft.	Idle / Vacant
Pleasanton, TX	Service Center	Lease	18,125 sq. ft.	Active
Pleasanton, TX	Land Adjacent to Service Center	Own	5.4 acres	Storage
Williston, ND	Service Center	Lease	22,825 sq. ft.	Active
Williston, ND	Land Adjacent to Service Center	Own	3.1 acres	Undeveloped
China and Australia:
Queensland, Australia	Service Center / Land	Lease	15,000 sq. ft.	Active
Suzhou, China	Production Facility	Lease	89,535 sq. ft.	Active

(1)
Consists of various facilities adjacent to each other constituting our manufacturing facility and service center.

(2)
Consists of various parcels of contiguous land adjacent to our manufacturing facility.

(3)
Previously operated as a service center.

(4)
Previously operated as a manufacturing facility.

Competition

        The markets in which we operate are highly competitive. We believe that we are one of the largest suppliers of wellheads in the United States. We compete with divisions of Schlumberger, GE, Weir and TechnipFMC as well as with a number of smaller companies. We believe that the wellhead market is relatively concentrated, with Schlumberger, GE and Cactus representing over 50% of the market. Schlumberger entered the wellhead business through its recent acquisition of Cameron, which had purchased Ingram Cactus, a wellhead business started by the Benders, in 1996. GE entered the wellhead market through its acquisition of Wood Group's pressure control business in 2011, a business which the Benders had been managing for the preceding decade. Similar to Cactus, Schlumberger, GE and TechnipFMC manufacture their own engineered products.

        We believe that the rental market for frac stacks and related flow control equipment is more fragmented than the wellhead product market. Cactus does not believe that any individual company represents more than 10% of the market. As is the case in the wellhead market, Cactus, Schlumberger,

GE and TechnipFMC rent internally engineered and manufactured products. Other competitors generally rent foreign designed and manufactured generic products.

        We believe that the principal competitive factors in the markets we serve are technical features, equipment availability, work force competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. While we seek to be competitive in our pricing, we believe many of our customers elect to work with us based on product features, safety, performance and quality of our crews, equipment and services. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Trademarks and Other Intellectual Property

        Trademarks are important to the marketing of our products. We consider the Cactus Wellhead trademark to be important to our business as a whole. Additionally, the SafeDrillTM trademark is complementary to our marketing efforts and brand recognition. These trademarks are registered in the United States.

        We also rely on trade secret protection for our confidential and proprietary information. To protect our information, we customarily enter into confidentiality agreements with our employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our trade secrets.

Cyclicality

        We are substantially dependent on conditions in the oil and gas industry, including the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which, historically, have been volatile.

        Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability.

Seasonality

        Our business is not significantly impacted by seasonality.

Environmental, Health and Safety Regulation

        Our operations are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air, land and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Laws and regulations to minimize and mitigate risks to the environment and to workplace safety continue to be enacted. Changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures, our capital costs for environmental control equipment, and the market for our products may change accordingly.

        Hazardous Substances and Waste.    The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Environmental Protection

Agency ("EPA"), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations in compliance with applicable laws, including RCRA.

        The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties used for manufacturing and other operations. We also contract with waste removal services and landfills. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination even if the releases are not from our operations. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake remedial operations in the future may increase our cost of doing business and may have a material adverse effect on our financial condition and results of operation.

        Water Discharges.    The Federal Water Pollution Control Act (the "Clean Water Act") and analogous state laws restrict and control the discharge of pollutants into waters of the United States. Discharges to water associated with our operations require appropriate permits from state agencies and may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

        Employee Health and Safety.    We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

        API Certifications.    Our manufacturing facility and our production facility are currently certified by the API as in compliance with API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems. These standards have also been incorporated into regulations adopted by the Bureau of Safety and Environmental Enforcement ("BSEE") that apply to the oil and gas industries that operate on the outer continental shelf. API's standards are subject to revision, however, and there is no guarantee that future amendments or substantive changes to the standards would not require us to modify our operations or manufacturing processes to meet the new standards. Doing so may materially affect our operation costs. We also cannot guarantee that changes to the standards would not lead to the rescission of our licenses should we be unable to make the changes necessary to meet the new standards. Furthermore, our manufacturing facility and our production facility are subjected to annual audits by the API. Loss of our API licenses could materially affect demand for these products.

        Climate Change.    International, national and state governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting emissions commonly referred to as greenhouse gas ("GHG") emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015 and which calls on signatories to set progressive GHG emission reduction goals. Although the United States became a party to the Paris Agreement in April 2016, the Trump administration announced in June 2017 its intention to either withdraw from the Agreement or renegotiate more favorable terms. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement. In the United States, the EPA has made findings under the Clean Air Act that GHG emissions endanger public health and the environment, resulting in the EPA's adoption of regulations requiring construction and operating permit reviews of both existing and new stationary sources with major emissions of GHGs, which reviews require the installation of new GHG emission control technologies. However, in October 2017, the EPA announced a proposal to repeal its regulation of GHG emissions from existing stationary sources. The EPA has also promulgated rules requiring the monitoring and annual reporting of GHG emissions from certain sources, including onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. In addition, in May 2016, the EPA finalized a rule that set additional emissions limits for volatile organic compounds and established new methane emission standards for certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. In June 2017, however, the EPA proposed a stay of key provisions of the rule and sought comments in November 2017 on new information regarding that proposal.

        It is too early to determine whether, or in what form, further regulatory action regarding greenhouse gas emissions will be adopted or what specific impact a new regulatory action might have on us or our customers. Generally, the anticipated regulatory actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels may dampen demand for oil and gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operation. Moreover, any such regulations could ultimately restrict the exploration and production of fossil fuels, which could adversely affect demand for our products.

        Hydraulic Fracturing.    Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. These concerns have led to several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on our customers' completion or production activities. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," including water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water;

injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. In other examples, the EPA has issued final regulations under the U.S. Clean Air Act governing performance standards, including standards for the capture of air emissions released during hydraulic fracturing and published in June 2016 a final rule prohibiting the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Also, the U.S. Bureau of Land Management finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. The rule was struck down by the U.S. District Court of Wyoming in June 2016. While an appeal before the Tenth Circuit was pending, the Bureau of Land Management issued a proposed rule to repeal the rule in July 2017. The Tenth Circuit subsequently dismissed the appeal and reinstated the rule. The agency has not yet finalized its proposal to rescind the rule. In addition, in some instances, states and local governments have enacted more stringent hydraulic fracturing restrictions or bans on hydraulic fracturing activities. These and other similar state and foreign regulatory initiatives, if adopted, would establish additional levels of regulation for our customers that could make it more difficult for our customers to complete natural gas and oil wells and could adversely affect the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operations or cash flows.

        State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations.

        Although we do not conduct hydraulic fracturing, increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. In addition, the adoption of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing relies, such as water disposal, could make it more difficult to complete oil and natural gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our products.

        Offshore Drilling.    Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010 that have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could have an adverse impact on our customers' activities. For example, in April 2016, BSEE published a final blowout preventer systems and well control rule that focuses on blowout preventer requirements and includes reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. Additionally, in July 2016, the Bureau of Ocean Energy Management issued a notice to lessees ("NTL"), effective September 30, 2016, setting out new financial assurance requirements for offshore leases intended to ensure that leaseholders will be able to cover the costs of decommissioning. In January 2017, the Bureau extended the NTL implementation timeline for certain leases by an additional six months. In May 2017, the Bureau began a review of the NTL to determine whether it should be implemented. If these new financial assurance requirements remain in place, they may increase our customers' operating costs and impact our customers' ability to obtain leases, thereby, reducing demand for our products. Third-party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict activities. If the new regulations, policies, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn could adversely affect our financial condition, results of operation, or cash flows.

        Chinese Environmental Law.    As we have manufacturing operations in the People's Republic of China ("PRC"), we are regulated by various PRC national and local environmental protection laws, regulations and policies. Chinese PRC environmental laws and regulations include national and local standards governing activities that may impact human health and the environment. These laws and regulations set standards for emissions control, discharges to surface and subsurface water, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the PRC environmental legal regime is evolving and becoming more stringent. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional and potentially substantial costs and expenses to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations.

        Companies must register or file an environmental impact report with the appropriate environmental bureau before starting construction or any major expansion or renovation of a new production facility. Before commencing operations, the agency must inspect the new or renovated facility and determine that all necessary equipment has been installed as required by applicable environmental protection requirements.

        Chinese PRC authorities have the power to issue fines and penalties for non-compliance and can also require violators to cease operations until compliance has been restored. We cannot currently predict the extent of future capital expenditures, if any, required for compliance with environmental laws and regulations, which may include expenditures for environmental control facilities.

Insurance and Risk Management

        We provide products and systems to customers involved in oil and gas exploration, development and production. We also provide parts, repair services and field services associated with installation at all of our facilities and service centers in the United States and at our facility in Australia, as well as at customer sites. Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, cratering, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife, and interruption or suspension of operations, among other adverse effects. In addition, claims for loss of oil and natural gas production and damage to formations can occur. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant to lawsuits asserting significant claims.

        We have suffered accidents in the past, and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance and could have other adverse effects on our financial condition and results of operations.

        We rely on customer indemnifications and third-party insurance as part of our risk mitigation strategy. However, our customers may be unable to satisfy indemnification claims against them. In addition, our insurance may not be sufficient to cover any particular loss or may not cover all losses. We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. Historically, insurance rates have been subject to various market fluctuations that may result in less coverage, increased premium costs, or higher deductibles or self-insured retentions.

        Our insurance includes coverage for commercial general liability, damage to our real and personal property, damage to our mobile equipment, sudden and accidental pollution liability, workers' compensation and employer's liability, auto liability, foreign package policy, and excess liability. Our insurance includes various limits and deductibles or self-insured retentions, which must be met prior to, or in conjunction with, recovery. Specifically, our commercial general liability policy provides for a limit of $1 million per occurrence and $2 million in the aggregate with a $25,000 each occurrence deductible. Our property/inland marine policy provides coverage with various limits and sublimits based on the values insured with a $100,000 per occurrence deductible, except 3% of total insured values at each location per occurrence deductible arising out of a Named Storm with a minimum of $100,000, and except $500,000 per building per occurrence as respects locations wholly or partially within Special Flood Hazard Areas as defined by the Federal Emergency Management Agency.

        Our foreign package policy provides for a $1 million per occurrence and $2 million in the aggregate general liability limit with $0 deductible, $1 million combined single limit contingent auto liability limit with $0 deductible, $1 million contingent employers liability limit with $0 deductible, and property coverage with limits based on the values insured at scheduled locations with a $2,500 per occurrence deductible, except $25,000 per occurrence deductible due to earth movement, flood, or named windstorm.

        Our excess liability program is structured in two layers: the lead policy provides for a limit of $5 million per occurrence and $5 million in the aggregate, with a $25,000 self-insured retention per occurrence; and the second layer provides for a limit of $20 million per occurrence and $20 million in the aggregate, with a $25,000 self-insured retention per occurrence. To cover potential pollution risks, our commercial generally liability policy is endorsed with sudden and accidental coverage and our excess liability policies provide additional limits of liability for covered sudden and accidental pollution losses.

Employees

        As of September 30, 2017, we employed over 765 people. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Facilities

        Our corporate headquarters is located in Houston, Texas. Please see "—Properties" for information with respect to our other facilities. We believe that our facilities are adequate for our current operations.

Legal Proceedings

        From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following sets forth information regarding our directors, director nominees and executive officers as of the date of this prospectus.

Name	Age	Position
Bruce Rothstein	65	Chairman of the Board of Directors
Scott Bender	64	President, Chief Executive Officer and Director
Joel Bender	58	Senior Vice President, Chief Operating Officer, Secretary and Director Nominee
Brian Small	60	Chief Financial Officer
Steven Bender	35	Vice President and Operations Director
Stephen Tadlock	39	Vice President of Corporate Services
John (Andy) O'Donnell	69	Director Nominee
Michael McGovern	66	Director Nominee
Alan Semple	58	Director Nominee

        Bruce Rothstein—Chairman of the Board of Directors.    Bruce Rothstein has been our Chairman of the board of directors since 2011. Mr. Rothstein has been a Managing Partner at Cadent Energy Partners, a natural resources private equity firm that invests in companies in the North American energy industry, since co-founding Cadent in 2003. Mr. Rothstein has served on the board of directors of Array Holdings, Inc., a Cadent portfolio company, since November 2005. From May 2006 to July 2016, he served on the board of directors of Vedco Holdings, Inc., a Cadent portfolio company. From December 2007 to April 2016, Mr. Rothstein served on the board of directors of Torqued-Up Energy Services, Inc., formerly a Cadent portfolio company. From December 2008 until February 2012, Mr. Rothstein served as a director of Ardent Holdings, LLC. Mr. Rothstein graduated from Cornell University in 1974 with a Bachelor of Arts in Mathematics and New York University's Stern School of Business in 1985 with a Master of Business Administration. We believe that Mr. Rothstein's extensive financial and energy investment experience brings valuable skills to our board of directors and qualifies him to serve on our board of directors.

        Scott Bender—President, Chief Executive Officer and Director.    Scott Bender has been our President and Chief Executive Officer and one of our directors since 2011, when he and Mr. Joel Bender founded Cactus LLC. Prior to founding Cactus LLC, Mr. Bender was President of Wood Group Pressure Control from 2000 to 2011. Mr. Bender graduated from Princeton University in 1975 with a Bachelor of Science and Engineering and University of Texas in 1977 with a Master of Business Administration. We believe that Mr. Bender's significant experience in the oil field services industry and his founding and leading of Cactus LLC will bring important skills to our board of directors and qualifies him to serve on our board of directors. Mr. Bender is the father of Steven Bender, our Vice President and Operations Director, and the brother of Joel Bender, our Senior Vice President, Chief Operating Officer and Secretary and one of our directors.

        Joel Bender—Senior Vice President, Chief Operating Officer, Secretary and Director Nominee.    Joel Bender has been our Senior Vice President and Chief Operating Officer and one of our directors since 2011, when he and Mr. Scott Bender founded Cactus LLC. Prior to founding Cactus LLC, Mr. Bender was Senior Vice President of Wood Group Pressure Control from 2000 to 2011. Mr. Bender graduated from Washington University in 1981 with a Bachelor of Science and Engineering and University of Houston in 1985 with a Master of Business Administration. We believe that Mr. Bender's significant experience in the oil field services industry and his founding and leading of Cactus LLC will bring important skills to our board of directors and qualifies him to serve on our board of directors.

Mr. Bender is the brother of Scott Bender, our President and Chief Executive Officer and one of our directors.

        Brian Small—Chief Financial Officer.    Brian Small has been our Chief Financial Officer since 2011. Prior to 2011, Mr. Small served as Chief Financial Officer of Wood Group Pressure Control from 2000 to 2011. Mr. Small has been a member of the Institute of Chartered Accountants of Scotland since 1980.

        Steven Bender—Vice President and Operations Director.    Steven Bender has been our Vice President and Operations Director since 2011. From 2005 to 2011, Mr. Bender served as Rental Business Manager of Wood Group Pressure Control. Mr. Bender graduated from Rice University in 2005 with a Bachelor of Arts in English and Hispanic Studies and University of Texas at Austin in 2010 with a Master of Business Administration. Mr. Bender is the son of Scott Bender, our President and Chief Executive Officer and one of our directors.

        Stephen Tadlock—Vice President of Corporate Services.    Stephen Tadlock was appointed as our Vice President of Corporate Services in June 2017. Mr. Tadlock previously worked at Cadent Energy Partners from 2007 to 2017, where he most recently served as a Partner from 2014 to 2017. While at Cadent, Mr. Tadlock managed investments across all energy sectors and worked with Cactus LLC since its founding in 2011 as a board observer. Prior to joining Cadent, Mr. Tadlock was a consultant to Cairn Capital, a London-based asset management firm. Previously he was Associate to the CEO of SoundView, a publicly-traded investment bank in Old Greenwich, Connecticut. Mr. Tadlock began his career as an Analyst at UBS Investment Bank in New York, New York. He is currently a director and Chairman of Polyflow Holdings, LLC. Mr. Tadlock served as a director of Composite Energy Services, LLC and Energy Services Holdings, LLC until his resignation in 2017. Mr. Tadlock graduated from Princeton University in 2001 with a Bachelor of Science in Engineering in Operations Research and from the Wharton School at the University of Pennsylvania in 2007 with a Master of Business Administration.

        John (Andy) O'Donnell—Director Nominee.    Mr. O'Donnell is expected to become a director upon the listing of our Class A common stock. He has served as one of Cactus LLC's directors since January 2015. Mr. O'Donnell served as an officer of Baker Hughes Incorporated from 1998 until his retirement in January 2014. In his most recent role he served as Vice President, Office of the CEO of Baker Hughes Incorporated. Prior to that he held multiple leadership positions within Baker Hughes Incorporated, including President of Western Hemisphere, President of BJ Services, President of Baker Petrolite and President of Baker Hughes Drilling Fluids. He was responsible for the process segment, which was divested in early 2004. Mr. O'Donnell has also managed Project Renaissance, an enterprise-wide cost savings effort, completed in 2001. Prior to that he served as Vice President Manufacturing for Baker Oil Tools and Plant Manager for Hughes Tool Company. He joined Hughes Tool Company in 1975 starting his career as a systems analyst. Mr. O'Donnell served as an officer and aviator in the U.S. Marine Corps and holds a B.S. degree from the University of California. He is a member of the board of directors of CIRCOR International, Inc. We believe Mr. O'Donnell's qualifications to serve on the Board include his years of experience in the energy industry and his extensive executive leadership and management experience, including as an officer of Baker Hughes Incorporated from 1998 until 2014.

        Michael McGovern—Director Nominee.    Mr. McGovern is expected to become a director upon the listing of our Class A common stock. He has served as one of Cactus LLC's directors since August 2011. He served as Executive Advisor to Cadent Energy from January 2008 to December 2014, and has served as Chairman and Chief Executive Officer of Sherwood Energy, LLC, a Cadent portfolio company, since March 2009. Mr. McGovern has also served as a director of GeoMet, Inc., an independent energy company, since September 2010. He also currently serves on the board of directors of Nuverra Environmental Solutions, Inc. since August 2017. Mr. McGovern served on the board of directors of Quicksilver Resources Inc. from March 2013 until August 2016 and of Probe Holdings, Inc. from February 2014 until July 2017. He has also served on the board of directors Fibrant (f/k/a DSM Caprolactam) since May 2016. Mr. McGovern also served on the board of directors of Sonneborn, Inc. from 2012 to December 2016 and on the board of directors of Tronox, Inc. from April 2008 to January 2011. Mr. McGovern served as the Chief Executive Officer of Pioneer Companies, Inc. from 2002 to 2007, two years of which he also served as the Chairman. We believe Mr. McGovern's qualifications to serve on the Board include his 40 years of experience in the energy industry and his extensive executive leadership and management experience, including as Chief Executive Officer of several public companies.

        Alan Semple—Director Nominee.    Mr. Semple is expected to become a director and the audit committee chair upon the listing of our Class A common stock. He has served as one of Cactus LLC's directors since April 2017. Since December 2015, Mr. Semple has served as a member of the board of directors and the audit committee of Teekay Corporation, a leading provider of international crude oil and gas marine transportation services. He was formerly Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in May 2015. Prior to this, he held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves as a director and the audit committee chair of Cobham PLC. Mr. Semple is a member of the Institute of Chartered Accountants of Scotland. We believe that Mr. Semple's 30 years of finance experience, primarily in the energy industry, makes him qualified to serve on the Board.

Composition of Our Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of six members, including our Chief Executive Officer. In connection with this offering, we will enter into a stockholders' agreement with Cadent and Cactus WH Enterprises. The stockholders' agreement is expected to provide each of Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5%, respectively, of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement" and "Risk Factors—Risks Related to this Offering and Our Common Stock—Cadent and Cactus WH Enterprises will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other shareholders."

        In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

        Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of shareholders in 2018, 2019 and 2020, respectively. Messrs. O'Donnell and McGovern will be assigned to Class I, Mr. Semple and Joel Bender will be assigned to Class II, and Mr. Rothstein and Scott Bender will be assigned to Class III. At each annual meeting of shareholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors.

Director Independence

        Our board of directors currently consists of two members, and following completion of this offering, we expect it will consist of six members, in each case, including our Chief Executive Officer. The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that Messrs. Semple, O'Donnell and McGovern are independent within the meaning of the NYSE listing standards currently in effect and within the meaning of Section 10A-3 of the Exchange Act.

Controlled Company Exception

        After the completion of this offering, Cadent and Cactus WH Enterprises, who will be parties to the stockholders' agreement, will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of the board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Committees of the Board of Directors

        Upon the conclusion of this offering, we intend to have an audit committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. For so long as we are a "controlled company" within the meaning of the NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee or a nominating and corporate governance committee.

Audit Committee

        We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Messrs. Semple, O'Donnell and McGovern, each of whom will be independent under the rules of the SEC, will initially serve as members of our audit committee. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that Mr. Semple will satisfy the definition of "audit committee financial expert."

        This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. Mr. Semple will serve as the chairman of the audit committee.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

        Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

 EXECUTIVE COMPENSATION

Named Executive Officers

        We are currently considered an emerging growth company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers. For fiscal year 2016, our named executive officers were:

Name	Principal Position
Scott Bender	President and Chief Executive Officer, Director
Brian Small	Chief Financial Officer
Joel Bender	Senior Vice President, Chief Operating Officer, Secretary, Director

Summary Compensation Table

        The following table summarizes, with respect to our named executive officers, information relating to the compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Scott Bender (President and Chief Executive Officer, Director)(3)	2016	121,394	—	18,354	139,748
Brian Small (Chief Financial Officer)	2016	160,605	76,526	27,898	265,029
Joel Bender (Senior VP, Chief Operating Officer, Secretary, Director)(3)	2016	121,394	13,750	10,976	146,120

(1)
Our bonus program for the 2016 year is described in greater detail below. Scott Bender waived his bonus for the 2016 year in order to have that amount redistributed to the remainder of the bonus pool recipients. Mr. Small's 2016 bonus also includes $67,277 that relates to a portion of his 2014 bonus that was deferred until the 2015 and 2016 years.

(2)
Amounts reflected within the "All Other Compensation" column are comprised of the following amounts:

Name and Principal Position	Year	Employer Contributions to 401(k) Plan ($)	Vehicle Allowance ($)	Gas Allowance ($)	Total ($)
Scott Bender	2016	6,610	10,800	944	18,354
Brian Small	2016	12,057	14,700	1,141	27,898
Joel Bender	2016	—	10,800	176	10,976
(3)
Although Messrs. Scott and Joel Bender each serve on our board of directors, they are not compensated for their services as directors.

Narrative to the Summary Compensation Table

        We implemented a salary reduction program during the 2015 year. To assist in offsetting that salary reduction, in 2016 we set general bonus target amounts equal to 5.5% of base salary for all eligible employees, determined using the base salary levels that existed prior to the salary reduction program. Those 2015 base salary amounts for Mr. Scott Bender, Mr. Small and Mr. Joel Bender were $250,000, $194,559 and $250,000, respectively. Although Mr. Scott Bender was eligible to receive the 2016 bonus, he voluntarily declined to receive the amount in order to redistribute his bonus to other eligible employees.

        A portion of the amount reflected in Mr. Small's "Bonus" column of the Summary Compensation Table above is related to his 2014 bonus award. The 2014 bonus was determined pursuant to a now-terminated incentive bonus plan that calculated bonus awards based on a combination of company performance objectives (based on EBITDA and Operating Capital Employed over Revenue) and personal objectives. The resulting 2014 bonus was structured to pay out over multiple years, subject to Mr. Small's continued employment on each applicable payment date.

Outstanding Equity Awards at 2016 Fiscal Year-End

        None of our named executive officers held outstanding equity awards as of December 31, 2016; therefore, we have not included an "Outstanding Equity Awards at 2016 Fiscal Year-End" table.

Employment, Severance or Change in Control Agreements

Employment Agreements

        We have entered into employment agreements with Mr. Scott Bender, our President and Chief Executive Officer, and Mr. Joel Bender, our Senior Vice President, Chief Operating Officer and Secretary, in order to promote their continued performance of their roles for an extended period of time given their positions and value to us. Under these employment agreements, each of Messrs. Scott and Joel Bender are entitled to receive severance compensation if his employment is terminated under certain conditions, such as a termination by the named executive officer for "good reason" or by us without "cause," each as defined in the agreements and further described below. Each employment agreement has a three-year term that will extend automatically for one-year periods unless advance written notice by either party is provided. In addition, the agreements provide for:

  •
  specified minimum base salaries;

  •
  participation in all of our employee benefit plans to the extent the executive is eligible thereunder;

  •
  termination benefits, including, in specified circumstances, severance payments; and

  •
  an annual bonus of up to 100% of annual base salary in the good faith discretion of the Board if executive satisfies budgetary and performance goals, as determined annually by the Board.

We have not entered into separate severance agreements with Scott and Joel Bender and instead rely on the terms of each executive's employment agreement to dictate the terms of any severance arrangements. Our employment agreements do not provide for accelerated or enhanced cash payments or health and welfare benefits upon a change in control, but do provide for salary continuation payments and subsidized health and welfare benefits upon the termination of the executive's employment for "good reason" or without "cause."

        Termination for Good Reason or Without Cause.    If either Scott or Joel Bender terminates his employment for "good reason" or is terminated by us without "cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination, his then-current base salary and benefits (except car and expense reimbursement benefits) for the remaining term of the employment agreement if such term is greater than one year, or if such term is not greater than one year, one year from the date of termination.

        Termination Due to Disability.    If either Scott or Joel Bender's employment is terminated by either us or the executive due to disability, he will be entitled to receive as severance his then-current base salary and benefits through the remainder of the calendar month during which such termination is effective and for the lesser of (a) six consecutive months thereafter or (b) the date on which disability insurance benefits commence under any disability insurance coverage which may be provided by us.

        Termination Due to Death.    If either Scott or Joel Bender terminates his employment due to death, his estate will be entitled to receive his then-current base salary and accrued benefits through the end of the calendar month in which his death occurs.

        In each case, if the executive is entitled to severance payments, during such severance period we will pay such executive's portion of Consolidated Omnibus Budget Reconciliation Act (COBRA) premium payments, and if COBRA is no longer available during such period, we will provide similar health insurance coverage for the executive during the period of severance.

        For purposes of Scott and Joel Bender's employment agreements:

  •
  The term "cause" means the executive (i) is convicted of, or enters a nolo contendre or guilty plea with respect to, a crime involving fraud, theft, embezzlement or other act of material dishonesty or the Board's loss of confidence in the executive because he is convicted of, or enters a nolo contendre or guilty plea with respect to, any felony or crime involving moral turpitude; (ii) commits any other material breach of any of the provisions of his employment agreement other than a breach which (being capable of being remedied) is remedied by him within 14 days of being called upon to do so in writing by us; or (iii) fails to perform his duties and responsibilities (other than a failure from disability) for a period of 30 consecutive days.

  •
  The term "good reason" means any of the following: (i) we commit any material breach of any of the provisions of the executive's employment agreement other than a breach which (being capable of being remedied) is remedied by us within 14 days of being called upon to do so in writing by the executive; (ii) we assign the executive without his consent to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties as of the date of the commencement of his employment under his employment agreement, (iii) the requirement by us that the executive be based anywhere other than Houston, Texas without his consent or (iv) any decrease of more than 10% in the executive's base salary as of the effective date of his employment agreement.

Non-Compete Agreements

        In addition to their respective employment agreements, Scott and Joel Bender have each entered into a noncompetition agreement with us which provides that, for a period of one year following the executive's termination of employment, the executive will not (i) compete against us in connection with our business, (ii) solicit or induce any of our employees to leave his or her employment with us or hire any of our employees or (iii) solicit or entice customers who were our customers within the one-year period immediately prior to the executive's date of termination to cease doing business with us or to begin doing business with our competitors.

        Each named executive officer holds Class A and Class B units of Cactus WH Enterprises. As long as the executive holds such units, the executive is prohibited from engaging or participating in, directly or indirectly, as principal, agent, employee, employer, consultant or investor, from participating in the management of, or providing advisory services to, or owning an ownership interest in, any business which is competitive with Cactus WH Enterprises or any of its affiliates. This prohibition does not extend to the ownership of no more than five percent of the outstanding securities of any stock listed on an exchange or regularly traded over the counter.

Potential Payments upon Termination

        Severance payments that could become payable to Messrs. Scott and Joel Bender have been described above in connection with the description of their employment agreements. Mr. Small is not subject to an employment or severance arrangement; therefore, he is not eligible to receive severance payments upon a termination of his employment.

Compensation for the 2017 Year

  LTIP

        In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP and, accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement. At the time of this filing, no decisions have been made regarding the grant of any specific type or amount of LTIP award to our named executive officers.

        LTIP Share Limits.    Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of                         shares of our Class A common stock (referred to as our common stock within this LTIP description) will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

        Individual Share Limits.    Beginning with the calendar year in which the transition period for the LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a "covered employee" (within the meaning of Section 162(m) of the Code) may not be granted awards under the LTIP intended to qualify as "performance-based compensation" (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our common stock relating to more than 666,667 shares of common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our common stock, having a value determined on the date of grant in excess of $10,000,000. Our non-employee directors will not receive awards in excess of 100,000 shares of common stock or, if greater, awards valued in excess of $1,500,000 in any calendar year.

        Administration.    The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. Our board of directors may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the LTIP.

        Eligibility.    Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

        Stock Options.    The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

        Stock Appreciation Rights ("SARs").    A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by our board of directors.

        Restricted Stock.    Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by our board of directors. In the discretion of our board of directors, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

        Restricted Stock Units.    A restricted stock unit is a right to receive cash, common stock or a combination of cash and common stock at the end of a specified period equal to the fair market value of one share of our common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by our board of directors.

        Stock Awards.    A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by our board of directors.

        Dividend Equivalents.    Dividend equivalents entitle an individual to receive cash, shares of common stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of our common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). Our board of directors may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividend equivalents accrue if they are granted in tandem with another award.

        Other Stock-Based Awards.    Subject to limitations under applicable law and the terms of the LTIP, our board of directors may grant other awards related to our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by our board of directors, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

        Cash Awards.    The LTIP will permit the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the LTIP.

        Substitute Awards.    Awards may be granted in substitution or exchange for any other award granted under the LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

        Performance Awards.    Performance awards represent awards with respect to which a participant's right to receive cash, shares of our common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. Our board of directors will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. Our board of directors may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

        We anticipate that the LTIP will provide that if our board of directors grants a performance award to a covered employee that is designated as performance-based compensation within the meaning of Section 162(m) of the Code, the grant, exercise, vesting and/or settlement of such award will be contingent upon achievement of one or more of the following business criteria for us, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or our operating areas (except with respect to the total stockholder return and earnings per share criteria): (1) revenues, sales or other income; (2) cash flow, discretionary cash flow, cash flows from operations, cash flows from investing activities, and/or cash flows from financing activities; (3) return on net assets, return on assets, return on investment, return on capital, return on capital employed or return on equity; (4) income, operating income or net income; (5) earnings or earnings margin determined before or after any one or more of depreciation and amortization expense; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; net gain or loss on the disposition of assets; income or loss from discontinued operations, net of tax; noncash derivative related activity; amortization of stock-based compensation; income taxes; or other items; (6) equity; net worth; tangible net worth; book capitalization; debt; debt, net of cash and cash equivalents; capital budget or other balance sheet goals; (7) debt or equity financings or improvement of financial ratings; (8) selling, general and administrative expenses; (9) capital expenditures; (10) operating costs; (11) net asset value; (12) fair market value of the stock, share price, share price appreciation, total stockholder return or payments of dividends; (13) achievement of savings from business improvement projects and achievement of capital projects deliverables; (14) working capital or working capital changes; (15) operating profit or net operating profit; (16) internal research or development programs; (17) geographic business expansion; (18) corporate development (including licenses, innovation, research or establishment of third party collaborations); (19) performance against environmental, ethics or sustainability targets; (20) safety performance and/or incident rate; (21) human resources management targets, including medical cost reductions, employee satisfaction or retention, workforce diversity and time to hire; (22) satisfactory internal or external audits; (23) consummation, implementation or completion of a Change in Control or other strategic partnerships, transactions, projects, processes or initiatives or other goals relating to acquisitions or divestitures (in whole or in part), joint ventures or strategic alliances; (24) regulatory approvals or other regulatory milestones; (25) legal compliance or risk reduction; (26) market share; (27) economic value added; or (28) cost reduction targets. Any of the above goals may be determined pre-tax or post-tax, on an absolute or relative basis, as a ratio with other business criteria, as a ratio over a period of time or on a per unit of measure, on a per-share basis (basic or diluted), and on a basis of continuing operations only. The terms above may, but shall not be required to be, used as applied under generally accepted accounting principles, as applicable.

        Recapitalization.    In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, our board of directors shall or may (as required by applicable accounting rules) equitably adjust (i) the aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

        Change in Control.    In the event of a change in control or other changes to us or our common stock, our board of directors may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or grant price less than the value paid in the transaction), (iii) cancel awards that remain subject to a restricted period as of the date of the change in control or other event without payment, or (iv) make any other adjustments to awards that our board of directors deems appropriate to reflect the applicable transaction or event.

        No Repricing.    Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of outstanding option or SAR may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

        Clawback.    All awards granted under the LTIP are subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

        Amendment and Termination.    The LTIP will automatically expire on the tenth anniversary of its effective date. Our board of directors may amend or terminate the LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. Our board of directors may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

  2017 Compensation Decisions

        The salary reduction program implemented in 2015 was lifted in April 2017. The base salary amounts described above for Mr. Scott Bender and Mr. Joel Bender returned to the previous levels applicable at the beginning of the 2015 year, which were $250,000 and $250,000, respectively. Effective in April 2017, Mr. Brian Small's base salary amount increased to $250,000. We expect that the formal short-term annual bonus program that was in place during the 2014 year (described above with respect to Mr. Small's 2014 bonus) will be reinstated during the 2017 year.

        We intend to grant restricted stock awards pursuant to the LTIP to certain directors and restricted stock unit awards pursuant to the LTIP to certain employees in connection with this offering. With respect to the employee awards, the restricted stock unit awards will generally vest in three equal installments on each anniversary of the date of grant. We have approved the value of the restricted stock unit awards that will be granted to our named executive officers in the following amounts, with the number of shares underlying the award to be determined by dividing the target award amount by our stock price on the date of grant: $1,000,000 with respect to Messrs. Scott and Joel Bender, and $75,000 with respect to Mr. Small.

        Amendment and Restatement of Employment Agreements.    We expect to amend and restate our employment agreements with Messrs. Scott and Joel Bender in connection with this offering to promote their continued performance of their roles for an extended period of time following this offering. The amended and restated employment agreements will terminate the executive's current employment agreement and replace such agreement in its entirety (for a discussion of the executives' current employment agreements, see "—Employment, Severance or Change in Control Agreements—

Employment Agreements" above). We expect that each of the amended and restated employment agreements will reflect the executive's new base salary of $300,000 and will have an initial three-year term that will extend automatically for one-year periods thereafter unless advance written notice by either party is provided. Additionally, we expect that the amended and restated employment agreements will provide for the same benefits upon termination as the current employment agreements between us and each of Messrs. Scott and Joel Bender with the following changes:

  •
  Upon a termination for "good reason" or without "cause," or a death or disability, the executive will receive the same benefits as provided in his current employment agreement, but the amended and restated agreements clarify that applicable cash severance benefits will be paid in a single lump sum cash payment within the 30 day period immediately following the date of the executive's applicable termination.

  •
  The term "good reason" will be modified to mean any of the following without the executive's prior written consent: (i) we commit any material breach of the provisions of the executive's amended and restated employment agreement; (ii) we assign the executive to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties as of the effective date of the amended and restated employment agreement; (iii) the requirement by us that the executive be based anywhere other than Houston, Texas, provided that such a change in geographic location be deemed material; or (iv) any decrease of more than 10% in the executive's base salary as of the effective date of the amended and restated employment agreement. In any case, the executive must provide written notice of termination for good reason within 90 days of the initial existence of the condition at issue, and we will have the opportunity to cure such circumstances within a 30 day period of receipt of such notice.

        In connection with the amended and restated employment agreements, we anticipate that Messrs. Scott and Joel Bender will each enter into an amended and restated noncompetition agreement with us that will be substantially similar to his current noncompetition agreement, with certain updates to address the Defend Trade Secrets Act of 2016. See "—Employment, Severance or Change in Control Agreements—Employment Agreements—Non-Compete Agreements."

Compensation of Directors

        The table below reflects the compensation provided to certain members of our board of directors during 2016. Messrs. Scott and Joel Bender do not receive compensation for their services as directors in addition to their employee compensation described above.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
John (Andy) O'Donnell	50,000	145,829	195,829
Michael McGovern	50,000	52,082	102,082

(1)
The amounts reflected in this column reflect cash fees earned by each director during the 2016 year. We will also reimburse all directors for reasonable expenses incurred in attending all board or committee meetings.

(2)
The amounts reflected in this column reflect the grant date fair value of Class A-1 Unit awards in Cactus WH Enterprises granted during the 2016 year, determined pursuant to FASB ASC Topic 718. As of January 1, 2016, the grant date and valuation date, the assumptions used to determine the accounting value of these awards were as follows: (a) threshold values were $430,412,000; (b) the risk-free rate was .98%; (c) the expiration period was deemed to be 3.5 years; (d) the assumed dividend yield was 0.00%; and (e) the volatility rate was 33%. Mr. O'Donnell received a grant of 70 Class A-1 Units, and Mr. McGovern received a grant of 25 Class A-1 Units, each on January 1, 2016. The stock awards were not granted with a vesting schedule. None of the directors reflected in this table held any outstanding equity awards as of December 31, 2016.

        In connection with this offering, we intend to adopt a non-employee director compensation program that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this program, we expect that each non-employee director will receive the following compensation for his or her service on our board of directors:

  •
  A cash retainer of $80,000 per year, payable quarterly in arrears;

  •
  An additional cash retainer of $20,000 per year, payable quarterly in arrears if such non-employee director serves as the chairperson of our audit committee and an additional cash retainer of $10,000 per year for each member of our audit committee; and

  •
  Annual equity based compensation with an aggregate grant date value of $100,000, described below.

        In addition, each director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings. As noted above, we intend to grant certain awards of restricted stock pursuant to the LTIP to certain directors in connection with this offering. We intend to grant Mr. Semple a restricted stock award with a grant date value of $1,250,000, the number of underlying shares to be determined by dividing the target award amount by our stock price on the date of grant. The non-employee directors will receive the annual restricted stock grant value of $100,000 following this offering. We expect all director restricted stock awards to generally be subject to a one year vesting schedule. Due to Mr. Rothstein's services as a managing partner at Cadent, all compensation and equity awards that he receives will be payable or transferred to Cadent.

CORPORATE REORGANIZATION

Incorporation of Cactus Inc.

        Cactus Inc. was incorporated as a Delaware corporation on February 17, 2017. Following this offering and the reorganization transactions described below, Cactus Inc. will be a holding company whose only material asset will consist of a membership interest in Cactus LLC, the operating subsidiary through which we operate our business. Cactus LLC was formed as a Delaware limited liability company on July 11, 2011 by Cactus WH Enterprises, an entity formed and controlled by Scott Bender and Joel Bender, and Cadent, as its equity sponsor.

        After the consummation of the transactions contemplated by this prospectus, Cactus Inc. will be the sole managing member of Cactus LLC and will be responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. The Limited Liability Company Operating Agreement of Cactus LLC will be amended and restated as the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

        In connection with this offering,

          (a)   all of the membership interests (including outstanding Class A units, Class A-1 units and Class B units) in Cactus LLC held by the Existing Owners will be converted into a single class of units in Cactus LLC using an implied equity valuation for Cactus LLC prior to the offering based on the initial public offering price to the public for our Class A common stock set forth on the cover page of this prospectus and the current relative levels of ownership in Cactus LLC;

          (b)   Cactus Inc. will issue shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

          (c)   Cactus Inc. will contribute the net proceeds of this offering to Cactus LLC in exchange for                CW Units;

          (d)   Cactus LLC will use the net proceeds of this offering that it receives from Cactus Inc. to redeem                CW Units from the owners thereof, repay borrowings outstanding under its term loan facility and for general corporate purposes, as described in "Use of Proceeds";

          (e)   Cactus Inc. will issue and contribute a number of shares of its Class B common stock equal to the number of outstanding CW Units held by the Existing Owners following the redemption described in (d) above to Cactus LLC; and

          (f)    Cactus LLC will distribute to each of the Existing Owners that will continue to own CW Units following this offering one share of Cactus Inc.'s Class B common stock for each CW Unit such CW Unit Holder holds following the redemption described in (d) above. See "—Offering."

        Following completion of this offering, including any exercise of the underwriters' option to purchase additional shares of our Class A common stock, the total number of CW Units held by Cactus Inc. will equal the total number of shares of our Class A common stock outstanding.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.

        After giving effect to these transactions and the offering contemplated by this prospectus, Cactus Inc. will own an approximate        % interest in Cactus LLC (or         % if the underwriters' option to purchase additional shares is exercised in full) and the CW Unit Holders will own an approximate        % interest in Cactus LLC (or         % if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal Shareholders."

        Following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

        The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Tax Receivable Agreement

        We will enter into a Tax Receivable Agreement with the TRA Holders in connection with this offering. This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with this offering, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement.

        Cactus Inc. will retain the benefit of the remaining 15% of these cash savings. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        The diagram below indicates our simplified ownership structure immediately prior to this offering and the transactions related thereto.

        The diagram below indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).

Existing Owners' Ownership

        The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering.

	Percentage Ownership in Cactus LLC Prior to this Offering		Equity Interests Following this Offering
Existing Owners(1)			CW Units	Class B Common Stock	Class A Common Stock	Combined Voting Power
Cadent Energy Partners II, L.P.		%					%
Cactus WH Enterprises, LLC		%					%
Lee Boquet		%					%

	100%						%

(1)
The number of shares of Class A common stock, Class B common stock and CW Units to be issued to our Existing Owners is based on the implied equity value of Cactus LLC immediately prior to this offering, based on an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus).

Offering

        Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be                 shares of Class A common stock issued and outstanding and                shares of Class A common stock reserved for redemptions of CW Units and shares of Class B common stock pursuant to the Cactus Wellhead LLC Agreement. We estimate that our net proceeds from this offering based upon an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $             million (or approximately $            million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). We intend to contribute the net proceeds to Cactus LLC in exchange for CW Units. We intend to cause Cactus LLC to use (i) approximately $             million to repay borrowings outstanding under its term loan facility, (ii) approximately $             million for general corporate purposes and (iii) the balance of approximately $             million to redeem CW Units from the owners thereof. We intend to contribute the net proceeds from any exercise of the underwriters' option to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Existing Owners. Please see "Use of Proceeds."

        As a result of the corporate reorganization and the offering described above:

  •
  the investors in this offering will collectively own                shares of Class A common stock (or                shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  Cactus Inc. will hold                CW Units (or            CW Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the Existing Owners will hold                shares of Class B common stock (or            shares of Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and a corresponding number of CW Units;

  •
  the investors in this offering will collectively hold        % of the voting power in us (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

  •
  the Existing Owners will hold        % of the voting power in us (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure

        Our post-offering organizational structure will allow the current owners of CW Units to retain their equity ownership in Cactus LLC, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in Cactus Inc., which is a corporation.

        The holders of CW Units, including Cactus Inc., will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cactus LLC and will be allocated their proportionate share of any taxable loss of Cactus LLC. The Cactus Wellhead LLC Agreement will provide, to the extent cash is available, for distributions pro rata to the holders of CW Units in an amount sufficient to permit Cactus Inc. to pay its actual cash tax liabilities and to make payments pursuant to the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        In addition, pursuant to the Cactus Wellhead LLC Agreement, the capital structures of Cactus LLC and Cactus Inc. will generally replicate one another, and will provide for customary anti-dilution mechanisms to maintain the one-for-one exchange ratio between the CW Units and Cactus Inc.'s Class A common stock, among other things.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Cactus Wellhead LLC Agreement

        The Cactus Wellhead LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Cactus Wellhead LLC Agreement is qualified in its entirety by reference thereto.

        Following this offering, under the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. In addition, any redemptions involving all of the CW Units held by a CW Unit Holder (subject to the discretion of Cactus Inc. to permit redemptions of a lower number of units) may occur at any time. As the CW Unit Holders redeem their CW Units, our membership interest in Cactus LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

        Under the Cactus Wellhead LLC Agreement, we will have the right to determine when distributions will be made to CW Unit Holders and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of CW Units on a pro rata basis in accordance with their respective percentage ownership of CW Units.

        The holders of CW Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cactus LLC and will be allocated their proportionate share of any taxable loss of Cactus LLC. Net profits and net losses of Cactus LLC generally will be allocated to holders of CW Units on a pro rata basis in accordance with their respective percentage ownership of CW Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses. To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make (i) generally pro rata distributions to the holders of CW Units, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the TRA holders in connection with this offering and (ii) non-pro rata payments to Cactus Inc. to reimburse us for our corporate and other overhead expenses incurred by us in connection with serving as a managing member of Cactus LLC.

        The Cactus Wellhead LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Cactus LLC, and Cactus LLC shall issue to us one CW Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Cactus LLC shall redeem, repurchase or otherwise acquire an equal number of CW Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

        Under the Cactus Wellhead LLC Agreement, the members have agreed that Cadent and its affiliates will not be required to offer to us an opportunity to participate in, specified business opportunities that are from time to time presented to Cadent and its affiliates, including any of our directors affiliated with Cadent. The Cactus Wellhead LLC Agreement further provides that if Cadent or its affiliates, including any of our directors affiliated with Cadent, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as a one of our directors). In addition, the Cactus Wellhead LLC Agreement provides that none of Cadent or its affiliates, including any of our directors affiliated with Cadent, will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

        Cactus LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Cactus LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Cactus LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of CW Units owned by each of them.

Tax Receivable Agreement

        The CW Unit Holders may redeem their CW Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Cactus LLC has made for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of CW Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, redemptions of CW Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC. These adjustments will be allocated to Cactus Inc. Such adjustments to the tax basis of the tangible and intangible assets of Cactus LLC would not have been available to Cactus Inc. absent its acquisition or deemed acquisition of CW Units pursuant to the exercise of the Redemption Right or the Call Right. In addition, the repayment, in connection with this offering, of borrowings outstanding under the Cactus LLC term loan facility are expected to result in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC, a portion of which will allocated to Cactus Inc. These anticipated basis adjustments are expected to increase (for tax purposes) Cactus Inc.'s depreciation, depletion and amortization deductions and may also decrease Cactus Inc.'s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Cactus Inc. would otherwise be required to pay in the future.

        Cactus Inc. will enter into the Tax Receivable Agreement with the TRA Holders in connection with this offering. This agreement will generally provide for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with this offering, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings.

        The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $            per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed above, would be approximately $            million (calculated using a discount rate equal to one-year LIBOR plus                        basis points, applied against an undiscounted liability of $             million).

        Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate were reduced to 20% and all other assumptions were held constant, the estimated termination payments would be approximately            (calculated using a discount rate equal to one-year LIBOR plus                        basis points, applied against an undiscounted liability of $                  million).

        A delay in the timing of redemptions of CW Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Cactus LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of CW Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Cactus Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Cactus Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Cactus Inc.'s future income tax liabilities.

        The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Cactus Inc. by Cactus LLC are not sufficient to permit Cactus Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Cactus LLC or Cactus Inc.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Cactus Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2018 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus                        basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of CW Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of CW Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

        Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus                        basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus             basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus                        basis points if we are unable to make such payment as a result of limitations imposed by our credit agreement. We have no present intention to defer payments under the Tax Receivable Agreement.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

        The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

        In connection with this offering, we will enter into a registration rights agreement with our Existing Owners pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the offering of shares of Class A common stock delivered in a redemption of CW Units. Under the registration rights agreement, we will agree to undertake to file a shelf registration statement to permit the resale of shares of Class A common stock issuable upon the exercise of redemption rights by our Existing Owners when we become eligible to register the sale of our securities on Form S-3 under the Securities Act. In addition, if at any time after the 180th day following the closing of this offering we are not eligible to register the sale of our securities on Form S-3, each of Cadent and Cactus WH Enterprises will have the right to request three "demand" registrations. Further, our Existing Owners and certain of their assignees will have customary "piggyback" registration rights.

        These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Stockholders' Agreement

        In connection with this offering, we will enter into a stockholders' agreement with Cadent and Cactus WH Enterprises. Summaries of certain material terms of the stockholders' agreement are set forth below.

Voting and Governance Matters

        Among other things, the stockholders' agreement will provide Cadent with the right to designate a number of nominees (each, a "Cadent Director") to our board of directors such that:

  •
  at least 50% of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own at least 20% of the outstanding shares of our common stock;

  •
  at least 25% of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own less than 20% but at least 10% of the outstanding shares of our common stock;

  •
  at least one of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of our common stock; and

  •
  once Cadent and its affiliates collectively own less than 5% of the outstanding shares of our common stock, Cadent will not have any board designation rights.

        Further, the stockholders' agreement will provide Cactus WH Enterprises with the right to designate a number of nominees (each, a "Cactus WH Enterprises Director") to our board of directors such that:

  •
  at least 50% of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own at least 20% of the outstanding shares of our common stock;

  •
  at least 25% of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own less than 20% but at least 10% of the outstanding shares of our common stock;

  •
  at least one of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of our common stock; and

  •
  once Cactus WH Enterprises and its affiliates collectively own less than 5% of the outstanding shares of our common stock, Cactus WH Enterprises will not have any board designation rights.

        Pursuant to the stockholders' agreement, we, Cadent and Cactus WH Enterprises will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by Cadent and Cactus WH Enterprises.

        The rights granted to Cadent and Cactus WH Enterprises to designate directors are additive to and not intended to limit in any way the rights that Cadent and Cactus WH Enterprises or any of their affiliates may have to nominate, elect or remove our directors under our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL.

Non-Exclusive Aircraft Lease Agreements

        In June 2014, Cactus LLC entered into a Non-Exclusive Aircraft Lease Agreement (the "SusieAir Lease") with SusieAir, LLC ("SusieAir"), an entity wholly owned by Mr. Scott Bender, pursuant to which Cactus LLC leases an aircraft, excluding crew, from SusieAir. Under the SusieAir Lease, the aircraft may be subject to use by other lessees. The SusieAir Lease had an initial term of one year and automatically renews for successive one-year terms unless either party gives at least 15 days' advance notice of its intention to terminate the agreement. The SusieAir Lease shall terminate automatically upon a sale or total loss of the aircraft or at any time, upon 30 days' written notice by either party. Cactus LLC pays SusieAir a base hourly rent of $1,750 per flight hour of use of the aircraft, payable monthly, for the hours of aircraft operation during the prior calendar month. Cactus LLC is also responsible for certain fuel true-up fees. The SusieAir Lease generally provides that Cactus LLC will indemnify SusieAir from liabilities arising from the operation of the aircraft. For the years ended December 31, 2015 and 2016, Cactus LLC made payments totaling $267,564 and $228,228, respectively, to SusieAir under the SusieAir Lease.

        In January 2015, Cactus LLC entered into a Non-Exclusive Aircraft Lease Agreement with T Squared Aviation, LLC (the "T Squared Lease"), an unaffiliated third party who manages an aircraft owned by CW Air, LLC ("CW Air"), an entity that is 80% owned by the Benders, pursuant to which Cactus LLC leased an aircraft, excluding crew, from T Squared. Under the T Squared Lease, the aircraft was subject to use by Cactus LLC or concurrent lessees. The T Squared Lease expired in December 2015, after which we have been operating with T Squared pursuant to the terms of the expired contract. In the years ended December 31, 2015 and 2016, Cactus LLC made payments totaling $80,389 and $43,270, respectively, to T Squared.

Management Services Agreement

        Pursuant to the terms of a Management Services Agreement between Cactus LLC, Cadent Management Services, LLC ("Cadent Management"), an entity wholly-owned by Cadent Energy Partners, and Bender Investment Company ("Bender Investment"), an entity wholly owned by Messrs. Scott Bender and Joel Bender, entered into in August 2011, Cadent Management and Bender Investment provide Cactus LLC with certain management, advisory and consulting services with respect to the affairs and strategic direction of Cactus LLC, from time to time at the request of Cactus LLC. Pursuant to the Management Services Agreement, Cadent Management and Bender Investment assist and advise management in the areas of budget planning and development, strategic and marketing planning, including client development, and direct assistance with management development. Pursuant to the Management Services Agreement, Cactus LLC pays an aggregate annual fee of $333,333 in cash, payable in arrears on a quarterly basis, to Cadent Management and Bender Investment. The relative portion of the total annual fee that is paid to each of Cadent Management and Bender Investment is subject to adjustment concurrently with any change in their relative percentage ownership of Cactus LLC. The Management Services Agreement will terminate upon a change of control of Cactus LLC and generally provides that Cactus LLC will indemnify Cadent Management and Bender Investment from liabilities arising from the services provided under the agreement. For each of the years ended December 31, 2015 and 2016, Cactus LLC paid $250,000 to Cadent Management and $83,333 to Bender Investment, respectively, under the Management Services Agreement. The Management Services Agreement will be terminated in connection with the closing of this offering.

Employment Agreements

        We have entered into employment agreements and non-compete agreements with Scott Bender, our Chief Executive Officer, and Joel Bender, our Chief Operating Officer. For more information, please read "Executive Compensation—Employment, Severance or Change in Control Agreements."

Corporate Reorganization

        In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Cactus LLC. Please read "Corporation Reorganization."

Cactus Pipe & Supply, LLC

        Cactus Pipe & Supply, LLC ("Cactus Pipe"), an entity that is owned by members of the Bender family, is a distributor of pipe products. From time to time, Cactus LLC purchases casing nipples from Cactus Pipe. Casing nipples are requested by our customers for installation in casing hangers. During the years ended December 31, 2015 and 2016, Cactus LLC made payments of $14,659 and $729, respectively, to Cactus Pipe, for the purchase of casing nipples. In addition, during the year ended December 31, 2016, Cactus Pipe charged Cactus LLC $6,127 for its share of shared accommodation costs.

Other Transactions with Affiliates

        On September 18, 2015, Cadent and Saguaro SPV, LLC ("Saguaro"), an entity managed by Cadent Management, acquired (and currently hold) approximately $3.45 million and $7.46 million, respectively, of the principal amount of the then outstanding term loan debt of Cactus LLC. We intend to contribute the net proceeds of this offering to Cactus LLC and to cause Cactus LLC to use approximately $         million of such proceeds to repay borrowings outstanding under its term loan facility. As holders of a portion of our outstanding term loan debt, Cadent and Saguaro will each receive its pro rata share of the net proceeds of this offering that will be used to pay a portion of such outstanding debt. Please see "Use of Proceeds."

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

        Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

  •
  each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

  •
  each member of our board of directors and each director nominee;

  •
  each of our named executive officers; and

  •
  all of our directors, director nominees and executive officers as a group.

        All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, directors, director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is Cobalt Center, 920 Memorial City Way, Suite 300, Houston, TX 77024.

        The percentages of ownership are based on                shares of Class A common stock and                shares of Class B common stock to be outstanding as of the closing of this offering. We have granted the underwriters the option to purchase up to an additional                shares of Class A common stock and will sell such shares only to the extent such option is exercised.

Shares Beneficially Owned Prior to the Offering(1)
	Shares Beneficially Owned After the Offering(1)			Shares of Class A Common Stock Being Offered
					Class A Common Stock			Class B Common Stock			Combined Voting Power(2)
	Number	%			Number	%		Number	%		Number	%
5% Shareholders:
Cadent Energy Partners II, L.P.(3)			%				%			%			%
Cactus WH Enterprises, LLC(4).			%				%			%			%
Steven Bender(4)			%				%			%			%
Directors, Director Nominees and Named Executive Officers:
Bruce Rothstein(3)			%				%			%			%
Scott Bender(4)			%				%			%			%
Brian Small			%				%			%			%
Joel Bender(4)			%				%			%			%
John (Andy) O'Donnell			%				%			%			%
Michael McGovern			%				%			%			%
Alan Semple			%				%			%			%
Stephen Tadlock			%				%			%			%
Directors, director nominees and executive officers as a group (9 persons)(5)			%				%			%			%

*
Less than 1%.

(1)
Subject to the terms of the Cactus Wellhead LLC Agreement, each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Cactus Wellhead LLC Agreement." The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.

(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The CW Unit Holders will hold one share of Class B common stock for each CW Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each CW Unit held by such holder. Accordingly, the CW Unit Holders collectively have a number of votes in Cactus Inc. equal to the number of CW Units that they hold. The number of shares of Class A common stock, Class B common stock and CW Units to be issued to our Existing Owners is based on the implied equity value of Cactus LLC immediately prior to this offering, based on an assumed initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus).

(3)
Cadent Energy Partners II, L.P., its general partner, Cadent Energy Partners II—GP, L.P., and Cadent Management Services, LLC, its manger, are indirectly controlled by Cadent Energy Partners LLC. Cadent Energy Partners controls all voting and dispositive power over the reported shares and therefore may be deemed to be the beneficial owner of such shares. Any decision taken by Cadent Energy Partners to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Cadent Energy Partners II, L.P. has to be approved by its investment committee, including Mr. Bruce Rothstein. Therefore, Mr. Rothstein may be deemed to share voting and dispositive power over the securities held by Cadent Energy Partners II, L.P. and may also be deemed to be the beneficial owner of these securities. Mr. Rothstein disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities.

(4)
Scott Bender, Joel Bender and Steven Bender control Cactus WH Enterprises, LLC and may be deemed to share voting and dispositive power over the reported shares and, therefore, will also be deemed to be the beneficial owners of such shares.

(5)
Prior to and after the offering excludes                shares of restricted Class A common stock that will be granted to certain of our employees, directors and executive officers in connection with this offering in the following amounts:                . After giving effect to the issuance of these shares, we will have                shares of Class A common stock outstanding.

 DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, the authorized capital stock of Cactus Inc. will consist of                shares of Class A common stock, $0.01 par value per share, of which                shares will be issued and outstanding,                 shares of Class B common stock, $0.01 par value per share, of which                 shares will be issued and outstanding and                shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

        The following summary of the capital stock and certificate of incorporation and bylaws of Cactus Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

        Voting Rights.    Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        Generally.    In connection with the reorganization and this offering, each CW Unit Holder will receive one share of Class B common stock for each CW Unit that it holds directly. Accordingly, each CW Unit Holder will have a number of votes in Cactus Inc. equal to the aggregate number of CW Units that it holds directly.

        Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

        Dividend and Liquidation Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Cactus Inc.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

        Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

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  the transaction is approved by the board of directors before the date the interested shareholder attained that status;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

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  establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all shareholders' notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

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  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

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  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the rights of holders of any series of preferred stock and the then applicable provisions of the "Stockholders' Agreement" be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  provide that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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  provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

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  provide that special meetings of our shareholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

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  provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors;

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  provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Cadent or any of its officers, directors, agents, shareholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities, and that they have no duty to refrain from engaging in corporate opportunities in the same or similar lines of business in which we or our affiliates now engage or propose to engage or otherwise competing with us or our affiliates; and

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  provide that our amended and restated bylaws can be amended by the board of directors.

Forum Selection

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

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  any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

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  any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Business Opportunities and Competition

        Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders.

        Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Cadent and its affiliates, including any of our directors affiliated with Cadent and provides that that if Cadent or its affiliates, including any of our directors affiliated with Cadent, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as a one of our directors).

        In addition, our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, none of Cadent or its affiliates, including any of our directors affiliated with Cadent, will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

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  for any breach of their duty of loyalty to us or our shareholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

        For a description of registration rights with respect to our Class A common stock, see the information under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

        We have applied to list our Class A common stock on the NYSE under the symbol "WHD."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of                shares of Class A common stock. Of these shares, all of the                shares of Class A common stock (or                shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing shareholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        Each CW Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement." The shares of Class A common stock we issue upon such redemption would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

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  no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

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                  shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

        We, all of our directors and officers and certain of our principal shareholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. The President has proposed significant changes to U.S. federal tax laws and Congress is currently considering these and other tax reform proposals. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States; and

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  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        As described in the section entitled "Dividend Policy," we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussions below under "—Backup Withholding and Information Reporting" and "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

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  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes and as a result, such gain is treated as being effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be "regularly traded on an established securities market" (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

        INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

        Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' over-allotment option described below) if they purchase any of the shares.

        Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter's initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, Cadent and our other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Credit Suisse, dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock. Citigroup and Credit Suisse in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares of Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representative. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We have applied to have our shares of Class A common stock listed on the NYSE under the symbol "WHD."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by the Company
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the expenses of this offering (excluding underwriting discounts and commissions) will be approximately $            . We will pay all of the offering expenses in connection with this offering. We have agreed to reimburse the underwriters for their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the underwriters relating to such filings) up to $25,000.

        In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares of Class A common stock in an amount up to the number of shares of Class A common stock represented by the underwriters' over-allotment option.

  •
  "Naked" short sales are sales of shares of Class A common stock in an amount in excess of the number of shares of Class A common stock represented by the underwriters' over-allotment option.

  •
  Covering transactions involve purchases of shares of Class A common stock either pursuant to the underwriters' over-allotment option or in the open market to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares of Class A common stock in the open market or must exercise the over-allotment option. In determining the source of shares of Class A common stock to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of Class A common stock. They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Affiliates of Credit Suisse Securities (USA) LLC are lenders under our term loan facility. To the extent that net proceeds from this offering are applied to repay borrowings under our term loan facility, such affiliates will receive proceeds of this offering through the repayment of those borrowings. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

              (i)  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

             (ii)  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

            (iii)  a person associated with the company under section 708(12) of the Corporations Act; or

            (iv)  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

          (b)   you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Canada

        The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The balance sheet of Cactus, Inc. as of February 17, 2017 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Cactus Wellhead, LLC and subsidiaries as of December 31, 2016 and 2015, and for each of the years in the two-year period ended December 31, 2016, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent registered public accounting firm.

CACTUS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

        Cactus, Inc. (the "Company" or "Cactus Inc.") is a newly formed Delaware corporation. Cactus Inc. is a holding company formed to own an interest in, and act as the sole managing member of, Cactus Wellhead, LLC (together with its subsidiaries, "Cactus LLC"). Cactus LLC manufactures, sells and rents wellheads and pressure control equipment. The following unaudited pro forma condensed consolidated financial statements of Cactus Inc. reflect the historical financial statements of Cactus LLC on a pro forma basis.

        The pro forma adjustments give effect to:

  (i)
  the corporate reorganization described in "Corporate Reorganization," elsewhere in this prospectus;

  (ii)
  the Offering and the use of the net proceeds therefrom. For purposes of the unaudited pro forma condensed consolidated financial statements, the Offering is defined as the planned issuance and sale to the public of                 million shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be approximately $             million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $             million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate;

  (iii)
  the Tax Receivable Agreement described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," elsewhere in this prospectus;

  (iv)
  the issuance of                shares of the Company's Class A common stock, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), equity compensation aggregating $             per year would be recognized as compensation expense over the one to three year vesting term; and

  (v)
  in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state blended statutory rate of                  %, inclusive of all U.S. federal, state and local income taxes.

        The unaudited pro forma condensed consolidated balance sheet is based on Cactus LLC's unaudited historical condensed consolidated balance sheet as of September 30, 2017 and gives effect to the pro forma adjustments summarized above as if they had occurred on September 30, 2017.

        The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2017 is based on Cactus LLC's unaudited historical condensed consolidated statement of income for the nine months ended September 30, 2017 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2016 is based on Cactus LLC's audited historical consolidated statement of income for the year ended December 31, 2016, both giving effect to the pro forma adjustments summarized above as if they had occurred on January 1, 2016.

        The unaudited pro forma condensed consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the U.S. Internal Revenue Code of 1986,

as amended (the "Code"), and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Corporate Reorganization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the audited historical consolidated financial statements and the related notes of Cactus LLC included elsewhere in this prospectus.

        The pro forma adjustments to the audited financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the pro forma adjustments discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the pro forma adjustments, and reflect those items expected to have a continuing impact on Cactus Inc.

        The unaudited pro forma condensed consolidated financial statements and related notes are presented for illustrative purposes only. If the Offering and other transactions contemplated herein had occurred in the past, the Company's operating results might have been materially different from those presented in the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements should not be relied upon as an indication of operating results that the Company would have achieved if the Offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed consolidated statements of income and should not be relied on as an indication of the future results the Company will have after the completion of the Offering and the other transactions contemplated by these unaudited pro forma condensed consolidated financial statements.

        Upon the completion of the Offering, Cactus Inc. anticipates that selling, general and administrative expense will increase as a result of being a publicly traded company, including: expenses associated with annual and quarterly reporting; tax return preparation expenses; Sarbanes-Oxley compliance expenses; audit fees; legal fees; investor relations expenses; and registrar and transfer agent fees. The unaudited pro forma condensed consolidated financial statements do not reflect these additional public company costs.

CACTUS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

September 30, 2017

(In thousands)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus, Inc.
Assets
Current Assets
Cash and cash equivalents	$3,224	$	(a)	$
			(c)
			(e)
Accounts receivable—trade, net	74,132
Inventories	62,822
Prepaid expenses and other current assets	8,100		(a)

Total current assets	148,278
Property and equipment, net	89,484
Goodwill	7,824
Deferred tax asset	—
			(d)
			(f)
Other noncurrent assets, net	49

Total assets	$245,635	$		$

Liabilities and Equity
Current liabilities
Accounts payable—trade	$37,324	$		$
Accrued expenses	9,991
Deferred revenue	752
Incentive compensation plan	2,113
Capital lease obligation, current portion	3,570
Current maturities of long-term debt	2,568		(c)

Total current liabilities	56,318

Tax receivable agreement liability	—		(d)
			(f)
Capital lease obligation, net of current portion	6,444
Deferred tax liability, net	364
Long-term debt, net	241,641		(c)

Total liabilities	304,767

Equity (deficit)
Members' (deficit) / Shareholders' equity	(59,132)		(a)
			(b)
			(c)
			(e)
Additional paid-in capital	—		(a)
			(b)
			(b)
			(d)
			(f)

Total Cactus Inc. equity	(59,132)
Noncontrolling interest	—		(b)

Total equity (deficit)	(59,132)

Total liabilities and equity	$245,635	$		$

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the nine months ended September 30, 2017

(In thousands, except per share data)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus Inc.
Revenues	$236,407	$		$
Cost of revenues	155,748
Selling, general and administrative expense	20,533		(g)

Income from operations	60,126
Interest income	4
Interest expense	(15,455)		(c)
Income before income taxes	44,675
Income tax expense	942		(h)

Net income	43,733
Net income attributable to noncontrolling shareholder	—		(b)

Net income attributable to Cactus Inc.	$43,733	$		$

Earnings per share—basic				$

—diluted				$

Weighted average shares—basic

—diluted

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2016

(In thousands, except per share data)

	Historical Cactus LLC	Pro Forma Adjustments		Pro Forma Cactus Inc.
Revenues	$155,048	$		$
Cost of revenues	125,226
Selling, general and administrative expense	19,207		(g)

Income from operations	10,615
Interest income	2
Interest expense	(20,235)		(c)
Other income (expense), net	2,251		(c)

(Loss) income before income taxes	(7,367)
Income tax expense	809		(h)

Net (loss) income	(8,176)
Net (loss) income attributable to noncontrolling shareholder	—		(b)

Net (loss) income attributable to Cactus Inc.	$(8,176)	$		$

Earnings per share—basic				$

—diluted				$

Weighted average shares—basic

—diluted

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Preparation

        The unaudited pro forma condensed consolidated balance sheet of Cactus, Inc. (the "Company" or "Cactus Inc.") as of September 30, 2017 is based on the Cactus Wellhead, LLC and subsidiaries ("Cactus LLC") unaudited historical condensed consolidated balance sheet as of September 30, 2017 and gives effect to the pro forma adjustments summarized below as if they had occurred on September 30, 2017.

        The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2017 is based on the Cactus LLC unaudited historical condensed consolidated statement of income for the nine months ended September 30, 2017, and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2016 is based on the Cactus LLC audited historical consolidated statement of income for the year ended December 31, 2016, both giving effect to pro forma adjustments summarized below as if they had occurred on January 1, 2016.

        The unaudited pro forma condensed consolidated financial statements give effect to the following transactions:

  (i)
  the corporate reorganization described in "Corporate Reorganization," elsewhere in this prospectus;

  (ii)
  the Offering and the use of the net proceeds therefrom. For purposes of the unaudited pro forma condensed consolidated financial statements, the Offering is defined as the planned issuance and sale to the public of                 million shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be approximately $             million, assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) (or approximately $             million if the underwriters' option to purchase additional shares is exercised in full) and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate;

  (iii)
  the Tax Receivable Agreement described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," elsewhere in the prospectus;

  (iv)
  the issuance of                shares of the Company's Class A common stock, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), equity compensation aggregating $              per year would be recognized as compensation expense over the one to three year vesting term; and

  (v)
  in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state blended statutory rate of                %, inclusive of all U.S. federal, state and local income taxes.

2. Pro Forma Adjustments and Assumptions

  (a)
  Reflects the net proceeds to the Company of $             million from the issuance and sale of                 million shares of Class A common stock, par value $        per share, in the Offering

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Pro Forma Adjustments and Assumptions (Continued)

    (not including the underwriters' option to purchase additional shares) at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate. Includes approximately $             million of expense related to deferred costs associated with the Offering.

  (b)
  Reflects the pro forma adjustments to equity and to noncontrolling interest to give effect to the corporate reorganization described in "Corporate Reorganization" elsewhere in this prospectus. Adjustments are to record noncontrolling interest of $             million related to the           % interest in Cactus LLC owned by holders of units in Cactus LLC ("CW Units") other than Cactus Inc. and to eliminate $             million of Cactus LLC members' deficit in consolidation.

  (c)
  Cactus LLC will use $             million of the net proceeds of the Offering contributed to it to repay long-term debt outstanding under its term loan facility. This pro forma adjustment reflects the repayment of the long-term debt outstanding under the Cactus LLC term loan facility, the elimination of the related interest expense and elimination of the gain on debt extinguishment during 2016. In connection with the repayment of this debt, a total of $            in debt issue costs and original issue discount costs is written off.

  (d)
  The repayment of long-term debt in adjustment (c) will result in an increase in the tax basis of the underlying assets of Cactus LLC. The tax benefits resulting from this increase in tax basis will be allocated to the members in Cactus LLC, including Cactus Inc.

    In connection with the Offering, Cactus Inc. will enter into the Tax Receivable Agreement ("TRA") with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") pursuant to which Cactus Inc. will pay to the TRA Holders 85% of the amount of net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holders' CW Units in connection with the Offering or pursuant to the exercise of the redemption right or the call right set forth in the TRA (see adjustment (f)), (ii) certain increases in tax basis resulting from the repayment, in connection with the Offering, of borrowings outstanding under Cactus LLC's term loan facility (discussed above), and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the TRA. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings.

    The unaudited pro forma condensed consolidated balance sheet will reflect adjustments to recognize (i) a deferred tax asset related to the tax basis increases as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of CW Units from the TRA Holders in connection with the Offering and certain increases in tax basis resulting from the repayment in connection with the Offering of borrowings outstanding under Cactus LLC's term loan facility, and (ii) a liability, based on the Company's estimate of the aggregate amount that it would pay to the TRA Holders under the TRA (see adjustment (f)).

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Pro Forma Adjustments and Assumptions (Continued)

    The amounts recorded are estimates based on the assumed repayment of debt and acquisition of CW Units from the offering proceeds set forth above. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of any redemptions of CW Units, the amount and timing of the taxable income Cactus Inc. generates in the future and the tax rate then applicable and the portion of Cactus Inc.'s payments under the TRA constituting imputed interest or depreciable or amortizable basis. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding TRA payments as compared to the estimates set forth above.

    The actual liability that will be reflected on the balance sheet of Cactus Inc. will be determined at the time of a redemption, and will be determined based on a number of factors, including the items described above. The estimates reflected herein are provided for illustrative purposes only.

  (e)
  Cactus LLC will use $             million of the net proceeds of the Offering contributed to it to redeem CW Units from the owners thereof.

  (f)
  The redemption of the CW Units in adjustment (e) results in an increase in tax basis for Cactus Inc. Pursuant to the terms of the TRA, the tax benefit associated with the increase in tax basis is treated as described in adjustment (d).

    No exchanges of CW Units are contemplated nor permitted for a period of 180 days subsequent to the Offering (unless a waiver of the lock-up provisions applicable to a TRA Holder is approved). Assuming the TRA were terminated immediately after the Offering, the estimated deferred tax asset, noncurrent tax receivable agreement liability and stockholders' equity would be approximately $             million, $             million and $             million, respectively. (The estimated termination payment would be approximately $             discounted at the one-year London Interbank offering rate, plus        basis points.)

  (g)
  Reflects the issuance of                restricted shares of the Company's Class A common stock, which will vest over one to three years, to certain officers and directors of Cactus Inc. in connection with the Offering. Based on a value of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), equity compensation aggregating $            per year would be recognized as compensation expense over the one to three year vesting term.

  (h)
  Reflects, in the case of the unaudited pro forma condensed consolidated statement of income data, a provision for corporate income taxes based on the federal statutory rate and state statutory blended rate of                %, inclusive of all U.S. federal, state and local income taxes.

3. Pro Forma Earnings Per Share

        The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they do not participate in the earnings of Cactus Inc. The noncontolling interest owners have redemption rights which enable the noncontrolling interest owners to redeem CW Units (and corresponding shares of Class B common

CACTUS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Pro Forma Earnings Per Share (Continued)

stock) for shares of Class A common stock on a one for one basis or, at Cactus Inc.'s or Cactus LLC's election, an equivalent amount of cash. The noncontrolling interest owners redemption rights cause the Class B common stock to be considered potentially dilutive shares for purposes of dilutive earnings per share calculations. Diluted earnings per share of Class A common stock also considers the impact to Class A common stock for the potential dilution from non-vested restricted shares.

        The following table summarizes the pro forma basic and dilutive earnings per share calculations for the nine months ended September 30, 2017 and year ended December 31, 2016 (in thousands, except per share data):

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Numerator-Basic
Net income	$	$
Less: Net income attributable to noncontrolling interest

Net income attributable to Cactus Inc.	$	$

Numerator-Diluted
Net income attributable to Cactus Inc.	$	$
Add: Net income attributable to noncontrolling interest

Dilutive net income attributable to Cactus Inc.	$	$

Denominator
Basic weighted average Class A common shares
Exchange of noncontrolling interest owners Class B common shares for Class A common shares
Restricted Class A common shares

Diluted weighted average Class A common shares

Earnings per Class A common share
Basic	$	$

Diluted	$	$

CACTUS, INC.

BALANCE SHEET

September 30, 2017 (Unaudited)

Assets
Cash	$—

Total assets	$—

Liabilities
Total liabilities	$—

Commitments and contingencies
Stockholder's equity
Common stock, par value $0.01 per share, 1 million shares authorized, none issued and outstanding	—

Total stockholder's equity	—

Total liabilities and stockholder's equity	$—

The accompanying notes are an integral part of this unaudited balance sheet.

 CACTUS, INC.

NOTES TO BALANCE SHEET (UNAUDITED)

September 30, 2017

1.     Organization and Operations

        Cactus, Inc. (the "Company") is a Delaware corporation, incorporated on February 17, 2017. Pursuant to a planned reorganization and initial public offering, the Company will become a holding corporation for Cactus Wellhead, LLC and its subsidiaries.

2.     Basis of Presentation

        The Company's accompanying unaudited balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of income, cash flows and changes in stockholder's equity and comprehensive income have not been presented because this entity has had no operations to date.

3.     Subsequent Events

        The Company has evaluated all events subsequent to the balance sheet date through the date the financial statements were available to be issued, which was November 21, 2017, and has determined there are no events that require disclosure.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cactus, Inc.:

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Cactus, Inc. as of February 17, 2017 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 8, 2017

CACTUS, INC.

BALANCE SHEET

February 17, 2017

Assets
Cash	$—

Total assets	$—

Liabilities
Total liabilities	$—

Commitments and contingencies
Stockholder's equity
Common stock, par value $0.01 per share, 1 million shares authorized, none issued and outstanding	—

Total stockholder's equity	—

Total liabilities and stockholder's equity	$—

The accompanying notes are an integral part of this balance sheet.

CACTUS, INC.

NOTES TO BALANCE SHEET

February 17, 2017

1.     Organization and Operations

        Cactus, Inc. (the "Company") is a Delaware corporation, incorporated on February 17, 2017. Pursuant to a planned reorganization and initial public offering, the Company will become a holding corporation for Cactus Wellhead, LLC and its subsidiaries.

2.     Summary of Significant Accounting Policies

  Basis of Presentation

        The Company's balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of income, cash flows and changes in stockholder's equity and comprehensive income have not been presented because this entity has had no operations to date.

  Underwriting Commissions and Offering Costs

        Underwriting commissions and offering costs to be incurred in connection with the Company's common share offerings will be reflected as a reduction of additional paid-in capital. Underwriting commissions and offerings costs are not recorded in the Company's balance sheet because such costs are not the Company's liability until the Company completes a successful initial public offering.

3.     Stockholder's Equity

        The Company is authorized to issue 1 million shares of common stock with a par value of $0.01 per share. The Board of Directors has the authority to issue one or more series of preferred stock without stockholder approval.

4.     Subsequent Events

        The Company has evaluated all events subsequent to the balance sheet date through the date the financial statements were available to be issued, which was March 8, 2017, and has determined there are no events that require disclosure.

Cactus Wellhead, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

September 30, 2017 and December 31, 2016 (Unaudited)

(In thousands, except unit data)

	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$3,224	$8,688
Accounts receivable—trade, net	74,132	32,289
Inventories	62,822	37,900
Prepaid expenses and other current assets	8,100	3,713

Total current assets	148,278	82,590

Property and equipment, net	89,484	74,870
Goodwill	7,824	7,824
Other noncurrent assets	49	44

Total assets	$245,635	$165,328

Liabilities and Members' Equity
Current liabilities
Accounts payable—trade	$37,324	$14,002
Accrued expenses	9,991	5,406
Deferred revenue	752	565
Incentive compensation plan	2,113	459
Capital lease obligation, current portion	3,570	1,134
Current maturities of long-term debt	2,568	2,568

Total current liabilities	56,318	24,134

Capital lease obligation, net of current portion	6,444	2,065
Deferred tax liability, net	364	196
Long-term debt, net	241,641	242,254

Total liabilities	304,767	268,649

Commitments and contingencies
Members' equity (deficit)
Class A, 36,500 units and 36,500 units issued and outstanding	(50,801)	(80,985)
Class A-1, 520 units and 520 units issued and outstanding	578	148
Class B, 8,608 units and 8,608 units issued and outstanding	(8,890)	(22,009)
Accumulated other comprehensive loss	(19)	(475)

Total members' equity (deficit)	(59,132)	(103,321)

Total liabilities and members' equity (deficit)	$245,635	$165,328

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income

Nine Months Ended September 30, 2017 and 2016 (Unaudited)

(In thousands, except unit and per unit data)

	Nine Months Ended September 30,
	2017	2016
Revenues
Product revenue	$131,963	$51,810
Rental revenue	52,979	31,201
Field service and other revenue	51,465	22,490

Total revenues	236,407	105,501

Costs and expenses
Cost of product revenue	86,564	42,799
Cost of rental revenue	28,173	25,938
Cost of field service and other revenue	41,011	18,703
Selling, general and administrative expense	20,533	13,608

Total costs and expenses	176,281	101,048

Income from operations	60,126	4,453

Other income (expense)
Interest income	4	2
Interest expense	(15,455)	(15,271)
Other income, net	—	2,251

Total other expense, net	(15,451)	(13,018)

Income (loss) before income taxes	44,675	(8,565)
Income tax expense	942	957

Net income (loss)	$43,733	$(9,522)

Earnings (loss) per Class A Unit—basic and diluted	$826.96	$(260.88)

Dividends per Class A Unit	$—	$56.22

Weighted average Class A Units outstanding—basic and diluted	36,500	36,500

Pro forma information
Net income	$43,733
Pro forma income tax expense

Pro forma net income

Pro forma net income per Class A Unit—basic and diluted

Weighted average pro forma Class A Units outstanding—basic and diluted

Other comprehensive income (loss)
Net income (loss)	$43,733	$(9,522)
Foreign currency translation	456	29

Total comprehensive income (loss)	$44,189	$(9,493)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Condensed Consolidated Statement of Members' Equity (Deficit)

Nine Months Ended September 30, 2017 (Unaudited)

(In thousands)

	Members' Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity (Deficit)
Balances at December 31, 2016	$(102,846)	$(475)	$(103,321)
Other comprehensive income	—	456	456
Net income	43,733	—	43,733

Balances at September 30, 2017	$(59,113)	$(19)	$(59,132)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2017 and 2016 (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2017	2016
Cash flows from operating activities
Net income (loss)	$43,733	$(9,522)
Reconciliation of net income (loss) to net cash provided by operating activities
Depreciation and amortization	16,976	15,942
Amortization of deferred loan costs	687	700
Amortization of debt discount	627	640
Equity based compensation	—	361
Inventory obsolescence	618	1,142
Loss on disposal of assets	115	826
Deferred income taxes	167	178
Gain on debt extinguishment	—	(2,251)
Changes in operating assets and liabilities
Accounts receivable—trade	(40,647)	12,010
Inventories	(25,630)	6,028
Prepaid expenses and other assets	(4,380)	986
Accounts payable—trade	20,834	2,626
Accrued expenses and other liabilities	4,571	588
Deferred revenue	187	(374)
Incentive compensation plan	1,652	(948)

Net cash provided by operating activities	19,510	28,932

Cash flows from investing activities
Capital expenditures	(22,327)	(13,357)
Patent expenditures	(8)	(37)
Proceeds from sale of assets	908	882

Net cash used in investing activities	(21,427)	(12,512)

Cash flows from financing activities
Principal payments on long-term debt	(1,927)	(7,220)
Payments on capital leases	(1,682)	(37)
Distributions to members	—	(2,058)

Net cash provided by (used in) financing activities	(3,609)	(9,315)

Effect of exchange rate changes on cash and cash equivalents	62	(27)

Net increase (decrease) in cash and cash equivalents	(5,464)	7,078
Cash and cash equivalents
Beginning of period	8,688	12,526

End of period	$3,224	$19,604

Non-cash investing and financing activity
Property and equipment acquired under capital lease	$8,531	$1,540
Changes in property and equipment in payables	2,115	(185)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

1. Organization and Nature of Operations

        Cactus Wellhead, LLC ("Cactus") is a Delaware limited liability company and was formed on July 11, 2011. Cactus is primarily engaged in the design, manufacture and sale of wellheads and pressure control equipment. In addition, Cactus maintains a fleet of frac trees and ancillary equipment for short-term rental, offers repair and refurbishment services and provides service crews to assist in the installation of pressure control systems at the wellhead. Cactus operates through 13 U.S. service centers principally located in Texas, Oklahoma, New Mexico, Louisiana, Pennsylvania, North Dakota, Wyoming, Colorado, and one service center in Australia, with its corporate headquarters located in Houston, Texas.

        Cactus has a U.S. manufacturing facility in Bossier City, Louisiana, that Cactus acquired in September 2011. Effective August 14, 2013, Cactus formed Cactus Wellhead (Suzhou) Pressure Control Co., Ltd. ("Suzhou"), a Chinese limited company, as a production facility that provides products to Cactus affiliates in the United States and Australia. Effective July 1, 2014, Cactus formed Cactus Wellhead Australia Pty, Ltd ("CWA"), an Australian limited company, to service the Australian market.

2. General

Basis of Presentation

        The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying condensed consolidated financial statements include the accounts of Cactus and its wholly owned subsidiaries, CWA and Suzhou (collectively referred to as "Cactus LLC" or the "Company"). All significant intercompany transactions and balances have been eliminated upon consolidation.

        These interim financial statements have not been audited. In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for a fair statement of the financial statements have been included. As these are interim financial statements, they do not include all disclosures required for financial statements prepared in conformity with GAAP. Interim period results are not necessarily indicative of results of operations or cash flows for a full year.

        The accompanying condensed consolidated financial statements and these notes should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2016 included elsewhere in this prospectus.

Limitation of Members' Liability

        Under the terms of the Amended and Restated Limited Liability Company Operating Agreement, dated as of May 31, 2016, of Cactus (the "Agreement"), the members are not obligated for debt, liabilities, contracts or other obligations of Cactus. Profits and losses are allocated to members as defined in the Agreement.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

2. General (Continued)

Policy for Interim Period Tax Allocation

        For interim income tax, the Company estimates its annual effective tax rate and applies it to its year-to-date income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in laws or rates, are reported in the interim period in which they occur.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventory, and estimates related to fair value of reporting units for purposes of assessing goodwill and other indefinite-lived intangible assets for impairment. Actual results could differ from those estimates.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for public companies for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. Cactus LLC is in the process of determining the impacts that the new standard will have on its various revenue streams. The assessment includes a detailed review of contracts representative of the different revenue streams and comparing historical accounting policies and practices to the new accounting guidance. Although not finalized, based on the assessment performed to date, Cactus LLC does not expect that the adoption of this pronouncement will have a material impact on the consolidated financial statements.

        In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cactus LLC adopted this ASU on January 1, 2017. The adoption of this pronouncement did not have any material impact on the consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

2. General (Continued)

sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for Cactus LLC for fiscal years beginning after December 15, 2018. Cactus LLC is currently evaluating the impact this pronouncement will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. Cactus LLC does not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other, which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Cactus LLC does not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Cash Flow Statement (Topic 250). This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero coupon debt

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

2. General (Continued)

instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Cactus LLC does not expect that the adoption of this pronouncement will have a material impact on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. Cactus LLC implemented the provisions of ASU 2016-09 on January 1, 2017. The adoption of ASU 2016-09 did not have a material impact on the consolidated financial statements.

3. Inventories

        Inventories consist of the following:

	September 30, 2017	December 31, 2016
Raw materials	$1,584	$1,543
Work-in-progress	4,327	4,585
Finished goods	56,911	31,772

	$62,822	$37,900

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

4. Long-Term Debt

        Long-term debt consists of the following:

	September 30, 2017	December 31, 2016
Term Loan	$249,171	$251,098
Less:
Current portion	(2,568)	(2,568)
Unamortized debt discount	(2,370)	(2,998)
Unamortized deferred loan costs	(2,592)	(3,278)

Long-term debt, net	$241,641	$242,254

        On July 31, 2014, Cactus LLC entered into a credit agreement collateralized by substantially all of the assets of the Company (the "Credit Agreement"), consisting of a $275.0 million Tranche B term loan (the "Term Loan") and a $50.0 million revolving credit facility with a $10.0 million sublimit for letters of credit (the "Revolving Loans"). Cactus LLC makes quarterly principal payments on the Term Loan and may make loan prepayments as outlined in the Credit Agreement. Cactus LLC may borrow and repay the Revolving Loans in accordance with the terms of the Credit Agreement. At September 30, 2017, the Company had no borrowings and no letters of credit issued and outstanding under the revolving credit facility. Interest on outstanding amounts under the Credit Agreement are payable in arrears for each draw fixed at an adjusted based rate plus an applicable margin, as defined in the Credit Agreement. At September 30, 2017 and December 31, 2016, there was $1,586 and $50 of accrued interest included within accrued expenses, respectively, in the accompanying condensed consolidated balance sheets. The Term Loan portion of the Credit Agreement matures on July 31, 2020, at which time all unpaid principal will be due. The Revolving Loans portion of the Credit Agreement matures on July 31, 2019. Amounts outstanding under the Credit Agreement may be voluntarily prepaid, in whole or in part, without premium or penalty, in accordance with the terms of the Credit Agreement and subject to breakage and similar costs.

        The following is a summary of future maturities of long-term debt:

Years Ending December 31,
Remainder of 2017	$642
2018	2,568
2019	2,568
2020	243,393

$249,171

        The Credit Agreement contains various restrictive covenants that may limit the Company's ability to incur additional indebtedness and liens or enter into certain transactions, and contains a total leverage financial covenant related only to the Revolving Loans once a total of $15.0 million or more has been drawn on the Revolving Loans. Based on this total leverage financial covenant, availability under the revolving credit facility can be limited to $15.0 million. At September 30, 2017, the Company

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

4. Long-Term Debt (Continued)

had access to the full $50.0 million revolving credit facility capacity. At September 30, 2017 and December 31, 2016, the Company was in compliance with these covenants. At September 30, 2017, the carrying amount of the Term Loan approximates fair value.

        At September 30, 2017 and December 31, 2016, the weighted average interest rate for borrowings under the Credit Agreement was 7.3% and 7.0%, respectively.

Gain on debt extinguishment

        The gain on debt extinguishment of $2,251 for the nine months ended September 30, 2016 relates to the redemption of $7.5 million of debt outstanding under the Term Loan during the second quarter of 2016. The gain consists of the tender discount on the Term Loan amount redeemed, partially offset by transaction fees and the write-off of $331 of a portion of the unamortized deferred loan costs and debt discount. The gain on debt extinguishment is included under other income, net, in the accompanying condensed consolidated statements of income.

5. Members' Equity

        Member units outstanding were as follows:

	September 30, 2017	December 31, 2016
Units
Class A	36,500	36,500
Class A-1	520	520
Class B	8,608	8,608

        Distributions by Unit class were as follows:

	Nine Months Ended September 30,
	2017		2016
	Amount	Per Unit	Amount	Per Unit
Distributions
Class A	$—	$—	$2,052	$56.22
Class A-1	—	—	—	—
Class B	—	—	6	0.70

Total distributions	$—		$2,058

        Distributions and income are defined in accordance with a waterfall calculation which allocates distributions and income to the Class A-1 and Class B Unit holders based upon the Class A Unit holders' return on investment thresholds. Under the terms of its operating agreement, Cactus is obligated to make distributions to its members to enable them to settle tax liabilities that arise from their investment in Cactus. These distributions are recorded in the period during which payment is made. The Company is not required to make any distributions related to member tax liabilities that arise in 2017 from their investment in the Company until April 2018. Voting rights are limited to Class A Unit holders.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

5. Members' Equity (Continued)

        There were no new Class A or Class B Units issued during 2017 or 2016. From time to time, Cactus LLC issues Class A-1 Units to Directors and key employees. During the nine months ended September 30, 2017 and 2016, Cactus LLC issued 0 and 120 Class A-1 Units, respectively, and recorded compensation expense of $0 and $361, respectively. The Class A-1 Units were fully vested as of grant date and as such all equity compensation was expensed immediately. The equity compensation is included in selling, general and administrative expense in the accompanying condensed consolidated statements of income and comprehensive income. Class A-1 Unit holders are allocated pari passu with all Class A and Class A-1 Unit holders provided Cactus LLC's Enterprise Value exceeds the amount detailed in their individual Subscription and Investment Agreement.

        The Class A-1 Units issued during the nine months ended September 30, 2016 were issued during the first quarter of 2016 and were valued using the Black Scholes valuation model. Volatility was estimated based on the average of the volatility of peer group companies in the Company's industry. No forfeitures or expected future distributions were assumed. The key assumptions were as follows:

Expected term in years	3.5 years
Expected volatility	33%
Risk-free interest rate	0.98%

6. Related Party Transactions

        Cactus LLC entered into a management services agreement with two of Cactus' members, whereby Cactus LLC must pay an annual management fee totaling $333, payable in four installments, each to be paid quarterly in advance, prorated for any partial year. The agreement shall terminate upon the consummation of a change of control sale, as defined in Cactus' operating agreement. Management fee expense totaled $250 for each of the nine months ended September 30, 2017 and 2016. There were no outstanding balances due as of September 30, 2017 and December 31, 2016 under the management services agreement.

        During 2017 and 2016, Cactus LLC rented certain equipment from Susie Air LLC ("Susie Air") under short-term rental arrangements. Susie Air is owned by a member of Cactus LLC. During the nine months ended September 30, 2017 and 2016, costs incurred in connection with these rentals totaled $224 and $180, respectively. As of September 30, 2017 and December 31, 2016, Cactus LLC owed $24 and $8, respectively, to Susie Air which are included in accounts payable-trade in the accompanying condensed consolidated balance sheets.

7. Commitments and Contingencies

Operating Leases and Capital Leases

        Cactus LLC leases certain facilities, vehicles, equipment, office and manufacturing space under noncancelable operating leases which expire at various dates through 2029. Total rent expense related to operating leases for the nine months ended September 30, 2017 and 2016 amounted to $5,365 and $5,318, respectively. Cactus LLC is also party to a significant number of month-to-month leases that can be canceled at any time.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

7. Commitments and Contingencies (Continued)

        Cactus LLC also leases vehicles under capital leases. These leases are typically three years in duration and have no guaranteed residual values. The amounts included within property and equipment related to capital leases are as follows:

	September 30, 2017	December 31, 2016
Cost	$11,896	$2,616
Accumulated depreciation	(1,762)	(171)

Net	$10,134	$2,445

        Future minimum annual lease payments for periods subsequent to September 30, 2017 are as follows:

Years Ending December 31,	Operating Leases	Capital Leases	Total
Remainder of 2017	$1,446	$1,012	$2,458
2018	4,720	4,049	8,769
2019	3,799	4,146	7,945
2020	3,523	2,026	5,549
2021	2,906	—	2,906
Thereafter	6,729	—	6,729

	$23,123	$11,233	$34,356

Legal Contingencies

        Cactus LLC is involved in various disputes arising in the ordinary course of business. Management does not believe the outcome of these disputes will have a material adverse effect on Cactus LLC's consolidated financial position or consolidated results of operations.

8. Employee Benefit Plans

401K Plan

        The employees of Cactus LLC within the United States are eligible to participate in a 401(k) plan sponsored by Cactus LLC. Employees of Cactus LLC are eligible to participate upon employment hire date and obtaining the age of eighteen. All eligible employees may contribute a percentage of their compensation subject to a maximum imposed by the Internal Revenue Code. During the first nine months of 2017, Cactus LLC matched 100% of the first 3% of gross pay contributed by each employee and 50% of the next 4% of gross pay contributed by each employee. Cactus LLC may also make additional non-elective employer contributions at its discretion under the plan. Similar benefit plans exist for employees of CWA and Suzhou. For the nine months ended September 30, 2017 and 2016, Cactus LLC employer matching contributions totaled $1,533 and $835, respectively. Cactus LLC has not made non-elective employer contributions under the plan.

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

8. Employee Benefit Plans (Continued)

Incentive Compensation Plan

        Cactus LLC adopted an incentive bonus plan (the "Plan") covering certain employees of Cactus LLC. To be eligible to receive benefits, the employee is required to remain employed with Cactus LLC until the date of payment. Amounts to be paid under the Plan are determined based on achievement of certain Cactus LLC-level goals, as defined in the Plan. Payments can be made during the year and over a multi-year period. As of September 30, 2017 and December 31, 2016, $2,113 and $459, respectively, is recorded as a liability in the accompanying consolidated balance sheets in accordance with the terms of the Plan. For the nine months ended September 30, 2017 and 2016, Cactus LLC recognized $4,632 and $298, respectively, in compensation expense in connection with the Plan. Compensation expense related to the Plan is included in cost of revenues and selling, general and administrative expense in the accompanying consolidated statements of income and comprehensive income.

9. Significant Customers and Vendors

Significant Customers

        For the nine months ended September 30, 2017, Cactus LLC had one customer that represented 11% of consolidated revenues, and no other customers that represented 10% or more of consolidated revenues. For the nine months ended September 30, 2016, one customer represented 10% of consolidated revenues, and no other customer represented 10% or more of consolidated revenues.

Significant Vendors

        Cactus LLC purchases a significant portion of third party raw materials, finished products and machining services from a single vendor. For the nine months ended September 30, 2017 and 2016, purchases from this vendor were $24,532 and $8,022, respectively. These figures represent 22% and 23%, respectively, of the Company's third party vendor purchases of raw materials, finished products and machining services for the nine months ended September 30, 2017 and 2016. Amounts due to the vendor included in accounts payable, in the accompanying condensed consolidated balance sheets, as of September 30, 2017 and December 31, 2016 totaled $7,831 and $1,284, respectively.

10. Earnings Per Unit

        Class A-1 Units and Class B Units are entitled to allocations of distributions and income based upon the Class A Unit holder's return on investment thresholds. The Class A-1 Units and the Class B Units are considered participating securities and are required to be included in the calculation of basic earnings (losses) per Unit using the two-class method. The two-class method of computing earnings per Unit is an earnings allocation formula that determines earnings per Unit for each class of Unit according to dividends declared and participation rights in undistributed earnings. Basic earnings per

Cactus Wellhead, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

September 30, 2017 and 2016

(In thousands, except unit and per unit data, or as otherwise indicated)

10. Earnings Per Unit (Continued)

Unit is calculated based on the weighted-average number of the Class A Units outstanding during the periods presented. The following is a summary of earnings per Unit:

	Nine Months Ended September 30,
	2017	2016
Numerator:
Net income (loss)	$43,733	$(9,522)
Participating securities:
Dividends	—	—
Income allocation	(13,549)	—

Net income (loss) available to Class A Units	$30,184	$(9,522)

Denominator:
Weighted average Class A Units-basic and diluted	36,500	36,500

Net income (loss) available to Class A Units	$826.96	$(260.88)

        Losses were not allocated to the participating Units in the nine months ended September 30, 2016 as the participating securities are not contractually obligated to fund losses.

Unaudited Pro Forma Income Taxes

        The accompanying condensed consolidated financial statements have been prepared in anticipation of a proposed initial public offering (the "Offering") of the common stock of Cactus, Inc. ("Cactus Inc."). In connection with the Offering, Cactus LLC will become a subsidiary of Cactus Inc. After the Offering, Cactus Inc.'s share of Cactus LLC's operations will be included in the U.S. federal income tax return of Cactus Inc. Accordingly, a pro forma income tax expense has been computed for the nine months ended September 30, 2017 to include Cactus Inc's share of Cactus LLC's income for the period. Cactus LLC has computed the pro forma income tax using a statutory rate of        %, inclusive of all applicable U.S. federal, state and foreign taxes on Cactus Inc's share of Cactus LLC's pretax results. This pro forma income tax is reflected in the accompanying consolidated statements of income and comprehensive income.

Unaudited Pro Forma Earnings Per Unit

        Cactus LLC has presented pro forma earnings per Unit for the most recent period. Pro forma basic and diluted earnings per unit was computed by dividing pro forma net income attributable to Cactus LLC by the number of Class A Units outstanding for the nine months ended September 30, 2017.

11. Subsequent Events

        Cactus LLC has evaluated all events subsequent to the consolidated balance sheet date through the date the condensed consolidated financial statements were available to be issued, which was November 21, 2017, and has determined there are no events that require disclosure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Cactus Wellhead, LLC

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of members' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Cactus Wellhead, LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 8, 2017, except for the effect of the revision as discussed in Note 12 to the consolidated financial statements, as to which the date is April 20, 2017

Cactus Wellhead, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2016 and 2015

(In thousands, except unit data)

	2016	2015
Assets
Current assets
Cash and cash equivalents	$8,688	$12,526
Accounts receivable-trade, net	32,289	32,442
Inventories	37,900	43,611
Prepaid expenses and other current assets	3,713	4,823

Total current assets	82,590	93,402

Property and equipment
Land	2,241	2,242
Buildings and improvements	11,169	11,047
Machinery and equipment	41,045	35,821
Rental equipment	75,437	67,911
Furniture and fixtures	984	989
Computers and software	2,429	2,377

	133,305	120,387
Less: Accumulated depreciation and amortization	62,381	48,056

	70,924	72,331
Construction in progress	3,946	4,002

Total property and equipment, net	74,870	76,333

Other assets
Goodwill	7,824	7,824
Other noncurrent assets	44	—

Total other assets	7,868	7,824

Total assets	$165,328	$177,559

Liabilities and Members' Equity (Deficit)
Current liabilities
Accounts payable-trade	$14,002	$8,851
Accrued expenses	5,406	5,767
Deferred revenue	565	1,303
Incentive compensation plan	459	1,063
Capital lease obligation, current portion	1,134	—
Current maturities of long-term debt	2,568	2,649

Total current liabilities	24,134	19,633
Incentive compensation plan, net of current portion	—	474
Capital lease obligation, net of current portion	2,065	—
Deferred tax liability, net	196	64
Long-term debt, net	242,254	250,555

Total liabilities	268,649	270,726
Commitments and contingencies
Members' equity
Class A, 36,500 units and 36,500 units issued and outstanding	(80,985)	(73,542)
Class A-1, 520 units and 400 units issued and outstanding	148	225
Class B, 8,608 units and 8,608 units issued and outstanding	(22,009)	(19,659)
Accumulated other comprehensive loss	(475)	(191)

Total members' equity (deficit)	(103,321)	(93,167)

Total liabilities and members' equity (deficit)	$165,328	$177,559

The accompanying notes are an integral part of these consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Consolidated Statements of Income and Comprehensive Income

Years Ended December 31, 2016 and 2015

(In thousands, except unit and per unit data)

	2016		2015
Revenues
Product revenue		$77,739	$110,917
Rental revenue		44,372	65,431
Field service and other revenue		32,937	45,047

Total revenue		155,048	221,395

Costs and expenses
Cost of product revenue		62,766	84,604
Cost of rental revenue		33,990	39,251
Cost of field service and other revenue		28,470	33,200
Selling, general and administrative expense		19,207	22,135

Total costs and expenses		144,433	179,190

Income from operations		10,615	42,205

Other income (expense)
Interest income		2	11
Interest expense		(20,235)	(21,848)
Other income, net		2,251	1,640

Total other expense, net		(17,982)	(20,197)

(Loss) income before income taxes		(7,367)	22,008
Income tax expense		809	784

Net (loss) income		$(8,176)	$21,224

(Loss) earnings per Class A Unit—basic and diluted		$(224.00)	$306.88

Weighted average Class A Units—basic and diluted		36,500	36,500

Pro Forma Information (unaudited)
Net (loss)		$(8,176)
Pro forma income tax benefit

Pro forma net (loss)	$

Pro forma net (loss) per Class A Unit—basic and diluted	$

Weighted average pro forma Class A Units outstanding—basic and diluted		36,500

Other comprehensive (loss) income
Net (loss) income		$(8,176)	$21,224
Foreign currency translation		(284)	(215)

Total comprehensive (loss) income		$(8,460)	$21,009

The accompanying notes are an integral part of these consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Consolidated Statements of Members' Equity (Deficit)

Years Ended December 31, 2016 and 2015

(In thousands)

	Members' Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity (Deficit)
Balances at December 31, 2014	$(102,327)	$24	$(102,303)
Member distributions	(12,232)	—	(12,232)
Other comprehensive loss	—	(215)	(215)
Equity based compensation	359	—	359
Net income	21,224	—	21,224

Balances at December 31, 2015	(92,976)	(191)	(93,167)
Member distributions	(2,055)	—	(2,055)
Other comprehensive loss	—	(284)	(284)
Equity based compensation	361	—	361
Net loss	(8,176)	—	(8,176)

Balances at December 31, 2016	$(102,846)	$(475)	$(103,321)

The accompanying notes are an integral part of these consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2016 and 2015

(In thousands)

	2016	2015
Cash flows from operating activities
Net (loss) income	$(8,176)	$21,224
Reconciliation of net (loss) income to net cash provided by operating activities
Depreciation and amortization of property and equipment	21,241	20,580
Amortization of deferred loan costs	928	1,000
Amortization of debt discount	849	913
Equity based compensation	361	359
Allowance for doubtful accounts	(357)	250
Inventory obsolescence reserve	1,851	2,343
Loss on sales and retirements of property and equipment	950	402
Deferred income taxes	132	64
Gain on debt extinguishment	(2,251)	(1,640)
Changes in operating assets and liabilities
Accounts receivable-trade, net	509	12,829
Inventories	4,126	10,563
Prepaid expenses and other current assets	1,080	127
Accounts payable-trade	5,014	(18,703)
Accrued expenses	(466)	(2,203)
Deferred revenue	(738)	313
Incentive compensation plan	(1,078)	(2,494)

Net cash provided by operating activities	23,975	45,927

Cash flows from investing activities
Property and equipment expenditures	(21,677)	(25,281)
Patent expenditures	(44)	—
Proceeds from sales of property and equipment	4,363	1,859

Net cash used in investing activities	(17,358)	(23,422)

Cash flows from financing activities
Payments for deferred loan costs	—	(19)
Principal payments on long-term debt	(7,908)	(10,525)
Payments on capital leases	(208)	—
Distributions to members	(2,055)	(12,232)

Net cash used in financing activities	(10,171)	(22,776)

Effect of exchange rate changes on cash and cash equivalents	(284)	(128)

Net decrease in cash and cash equivalents	(3,838)	(399)
Cash and cash equivalents
Beginning of year	12,526	12,925

End of year	$8,688	$12,526

Supplemental cash flow information
Cash paid for interest	$19,946	$21,391
Cash paid for income taxes	583	370
Non-cash investing and financing activity
Property and equipment acquired under capital leases	$2,616	$—
Property and equipment in payables	243	276

The accompanying notes are an integral part of these consolidated financial statements.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

1. Organization and Nature of Operations

        Cactus Wellhead, LLC ("Cactus") is a Delaware limited liability company and was formed on July 11, 2011. Cactus is primarily engaged in the design, manufacture, sale and rental of wellheads and pressure control equipment. Cactus maintains an inventory of frac trees and ancillary equipment for short-term rental, offers repair and refurbishment services and provides service crews to assist in the implementation of pressure control systems at the wellhead. Cactus operates through 14 service centers principally located in Texas, Oklahoma, Louisiana, Pennsylvania, North Dakota, Wyoming, and Australia, with its corporate headquarters located in Houston, Texas.

        Effective July 1, 2014, Cactus formed Cactus Wellhead Australia Pty, Ltd ("CWA"), an Australian limited company, to service the Australian market. Effective August 14, 2013, Cactus formed Cactus Wellhead (Suzhou) Pressure Control Co., Ltd. ("Suzhou"), a Chinese limited company, as a production facility that provides products to Cactus affiliates in the United States and Australia. In addition, Cactus has a manufacturing facility in Bossier City, Louisiana, that Cactus acquired in September 2011 and serves as Cactus' manufacturing facility.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        These consolidated financial statements include the accounts of Cactus and its wholly owned subsidiaries, CWA and Suzhou (collectively referred to as "Cactus LLC"). All significant intercompany transactions and balances have been eliminated upon consolidation.

Limitation of Members' Liability

        Under the terms of the Amended and Restated Limited Liability Company Operating Agreement, dated as of May 31, 2016, of Cactus LLC (the "Agreement"), the members are not obligated for debt, liabilities, contracts or other obligations of Cactus LLC. Profits and losses are allocated to members as defined in the Agreement.

Foreign Currency Translation

        The financial position and results of operations of Suzhou and CWA are measured using the local currency as the functional currency. In accordance with Accounting Standards Codification ("ASC") 830, Foreign Currency Matters, revenues and expenses of the subsidiaries have been translated into U.S. Dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the consolidated balance sheet dates. The resulting translation gain and loss adjustments have been recorded directly as a separate component of other comprehensive income (loss) in the accompanying consolidated statements of income and comprehensive income, and members' equity (deficit).

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations as incurred.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        Revenue is recognized when all of the following criteria have been met: (i) evidence of an arrangement exists; (ii) delivery and acceptance by the customer has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collectability is reasonably assured, as follows:

          Product revenue.     Revenue is recognized from the sale of wellhead systems and production trees and is recognized when the products have shipped and significant risk of ownership has passed under our contract terms. The arrangements typically do not include the right of return.

          Rental revenue.     We design and manufacture a suite of highly technical equipment and products used for well control during the completion process that are rented to customers. Our rental agreements are directly with customers and provide for a rate based on the period of time the equipment is used or made available to the customer. Revenue is recognized as earned over the rental period.

          Field service and other revenue.     We provide field services to our customers based on contractually agreed rates. Other revenue is derived from providing repair and reconditioning services to customers, generally to customers who have installed our products on their wellsite. Revenues are recognized as the services are performed or rendered.

        From time to time we enter into fixed price contracts whereby we are responsible for cost overruns. These contracts are typically of a short term nature of no more than 10 to 30 days. Under fixed price contracts, we receive a specified fee regardless of our cost to perform under such contracts. If we underestimate the costs to complete a contract, we will still be required to complete the work specified under such contract, which could result in a loss to us.

        From time to time certain of our contracts include multiple deliverables. The pricing of each of our products and services is individually negotiated and agreed with our customers. The hierarchy for determining the selling price of a deliverable includes (a) vendor-specific objective evidence, if available, (b) third-party evidence, if vendor-specific evidence is not available, and (c) our best estimate of selling price, if neither vendor-specific nor third-party evidence is available. Our revenues for multi-element arrangements are based on vendor-specific evidence as most of our products, rentals and field services are sold on an individual basis.

Cash and Cash Equivalents

        Cactus LLC considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Throughout the year, Cactus LLC maintained cash balances that were not covered by federal deposit insurance. Cactus LLC has not experienced any losses in such accounts.

Accounts Receivable—Trade

        Cactus LLC extends credit to customers in the normal course of business. Cactus LLC does not accrue interest on delinquent accounts receivable. Accounts receivable-trade as of December 31, 2016 and 2015 includes unbilled revenue of $8,785 and $5,287, respectively, for products delivered and for services performed for which billings had not yet been submitted to the customers. Earnings are

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

charged with a provision for doubtful accounts based on a current review of the collectability of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Accounts receivable-trade is net of allowance for doubtful accounts of $851 and $1,208 as of December 31, 2016 and 2015, respectively.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using standard cost (which approximates average cost) and weighted average methods. Costs include an application of related direct labor and overhead cost.

Property and Equipment

        Property and equipment are stated at cost. Cactus LLC depreciates the cost of property and equipment using the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period. Cactus LLC periodically receives offers to buy assets from its rental fleet, at which time it performs an analysis on whether or not to accept the offer. The rental equipment is not held in inventory under the held for sale model as the equipment is used to generate revenues until the equipment is sold. The cost of maintenance and repairs is charged to income as incurred; significant renewals and improvements are capitalized. Estimated useful lives are as follows:

Land	N/A
Buildings and improvement	5 - 39 years
Machinery and equipment	7 years
Rental equipment	2 - 5 years
Furniture and fixtures	5 years
Computers and software	3 - 5 years

        Depreciation and amortization of property and equipment was $21,241 and $20,580 for the years ended December 31, 2016 and 2015, respectively. Depreciation and amortization expense is included in "total costs and expenses" in the consolidated statements of income and comprehensive income.

Leases

        Cactus LLC leases certain facilities, equipment and vehicles. Assets held under finance leases are included in property and equipment and depreciated on a straight line basis over the period of the lease. Operating lease rentals are charged to income on a straight line basis over the period of the lease.

Impairment of Long-Lived Assets

        Cactus LLC reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

group may not be recoverable. The assessment of possible impairment is based on Cactus LLC's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations, in accordance with ASC 360. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Cactus LLC concluded there were no indicators evident or other circumstances present that these assets were not recoverable and accordingly, no impairment charges of long-lived assets were recognized for the years ended December 31, 2016 and 2015.

Goodwill

        Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. All of the goodwill resulted from the acquisition of a manufacturing facility in Bossier City, Louisiana in 2011. The facility supports our full range of products, rentals and services. Goodwill is attributable to the reduced reliance on vendors and synergies associated with the ability of the Bossier City plant to manufacture our full range of products as well as to deliver time sensitive and rapid turnaround orders. Goodwill is not amortized, but is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). Cactus LLC has established December 31st as the date of its annual test for impairment of goodwill. Cactus LLC performs a qualitative assessment of the fair value of its reporting units before calculating the fair value of the reporting unit in step one of the two-step goodwill impairment model. If, through the qualitative assessment, Cactus LLC determines that it is more likely than not that the reporting unit's fair value is greater than its carrying value, the remaining impairment steps would be unnecessary.

        If there are indicators that goodwill has been impaired and thus the two-step goodwill impairment model is necessary, step one is to determine the fair value of each reporting unit and compare it to the reporting unit's carrying value. Fair value is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded. Cactus LLC concluded that there was no impairment of goodwill in 2016 or 2015, based on its annual impairment analysis.

Debt Discount and Deferred Loan Costs

        Long-term debt is presented in the accompanying consolidated balance sheets net of an original issue discount as well as deferred loan costs, which are both amortized over the life of the debt. The original issue discount was $5,500. Amortization expense in connection with the discount totaled $849 and $913 for the years ended December 31, 2016 and 2015, respectively, and is included in interest expense in the accompanying consolidated statements of income and comprehensive income.

        Deferred loan costs are amortized to interest expense over the term of the related debt agreement using methods which approximate the effective interest method. Amortization expense related to

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

deferred loan costs for the years ended December 31, 2016 and 2015 totaled $928 and $1,000, respectively.

        The following is deferred loan costs as of December 31, 2016 and 2015:

		2016			2015
	Useful Life	Original Amount	Accumulated Amortization	Net Amount	Original Amount	Accumulated Amortization	Net Amount
Deferred loan costs	6 years	$6,013	$(2,735)	$3,278	$6,013	$(1,634)	$4,379

Accrued Expenses

        Accrued expenses as of December 31, 2016 and 2015 are as follows:

	2016	2015
Accrued payroll	$1,699	$1,077
Accrued interest	50	1,581
Other	3,657	3,109

Total	$5,406	$5,767

Deferred Revenue

        Deferred revenue represents cash received from customers for rental equipment services not yet rendered and products not yet delivered.

Income Taxes

        Cactus LLC is a limited liability company and files a U.S. Return of Partnership Income, which includes both our U.S. and foreign operations. As a limited liability company, the members of Cactus LLC are taxed individually on their share of earnings for U.S. federal income tax purposes. Accordingly, no provision for U.S. federal income taxes has been made in the accompanying consolidated financial statements.

        Cactus LLC is subject to state taxes in Texas. Cactus LLC also files tax returns in other states; however, the resulting income flows through to the members' individual state tax returns. Additionally, Cactus LLC's operations in both Australia and China are subject to local country income taxes.

        Deferred taxes are recorded using the liability method, whereby tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in Cactus LLC's tax returns.

        Cactus LLC follows guidance issued by the Financial Accounting Standards Board ("FASB") which clarifies accounting for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

        Cactus LLC has completed its analysis of its tax positions and believes there are no uncertain tax positions that would require recognition in the consolidated financial statements as of December 31, 2016 and 2015. Cactus LLC believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date. Cactus LLC records income tax related interest and penalties, if any, as a component in the provision for income tax expense.

Equity-based Compensation

        Cactus LLC measures the cost of equity-based awards based on the grant-date fair value and allocates the compensation expense over the corresponding service period using the straight-line method. All grant date fair value is expensed immediately for awards that are fully vested as of the grant date.

Segment and Related Information

        We operate as a single operating segment, which reflects how we manage our business and the fact that all of our products and services are dependent upon the oil and natural gas industry. Substantially all of our products and services are sold in the U.S. oilfield services market, which consists largely of oil and natural gas exploration and production companies. We operated in the United States, Australia and China. Our operations in Australia and China represented less than 10% of our consolidated operations for all periods presented in these consolidated financial statements.

Concentration of Credit Risk

        Cactus LLC's assets that are potentially subject to concentrations of credit risk are cash and cash equivalents and trade accounts receivable. The receivables of Cactus LLC are spread over a number of customers, a majority of which are operators and suppliers to the oil and natural gas industries. Cactus LLC performs ongoing credit evaluations as to the financial condition of its customers with respect to trade receivables. Generally, no collateral is required as a condition of sale. Cactus LLC's allowance for doubtful accounts is based upon current market conditions and other factors.

Shipping and Handling Fees and Costs

        Shipping and handling fees billed to customers are included in revenues. Shipping and handling costs associated with inbound freight are capitalized to inventories and recorded to cost of product revenues on product sales. Shipping and handling costs associated with outbound freight are included in cost of product revenues.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

Product Warranties

        Cactus LLC generally warrants its manufactured products 12 months from the date placed in service. As of December 31, 2016 and 2015, the accrual for product warranties totaled approximately $95 and $343, respectively, and is included in accrued expenses in the accompanying consolidated balance sheets.

Interest Expense

        Total interest expense, which includes amortization of deferred loan costs and amortization of an original issue discount, is comprised of the following amounts for the years ended December 31, 2016 and 2015:

	2016	2015
Interest on term loan	$18,414	$19,682
Amortization of deferred finance costs	928	1,000
Amortization of original issue discount on term loan	849	913
Other	44	253

Total interest expense	$20,235	$21,848

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventory, useful lives of equipment and estimates related to fair value of reporting units for purposes of assessing goodwill for impairment. Actual results could differ from those estimates.

Fair Value Measures

        Fair value measurements—Cactus LLC records its financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities, with the exception of certain assets and liabilities measured using the net asset value practical expedient, which are not required to be leveled. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

  •
  Level 1:  Unadjusted quoted prices in active markets for identical assets and liabilities.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

  •
  Level 2:  Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

  •
  Level 3:  Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

        Fair value of long-lived, non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating impairment. The fair value measurements of Cactus LLC's long-lived, non-financial assets measured on a non-recurring basis are determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes.

        Fair value of debt—The fair value, based on Level 2, of Cactus LLC's Term Loan (as defined in Note 4) due 2020 was approximately $231 million and $192 million as of December 31, 2016 and 2015, respectively, as compared to the $251 million and $262 million face value of the debt as of December 31, 2016 and 2015, respectively.

        Other fair value disclosures—The carrying amounts of cash and cash equivalents, receivables, accounts payable, short-term debt, commercial paper, debt associated with Cactus LLC's Term Loan and Revolving Loans (as defined in Note 4) as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

        Credit risk—By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject Cactus LLC to credit risk primarily consist of receivables. Cactus LLC manages the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Cactus LLC's maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the receivable balance. Allowances for losses on receivables are established based on collectability assessments.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for Cactus LLC for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. Cactus LLC is currently evaluating the impacts of adoption of this guidance.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern. The new standard requires management to evaluate whether there are conditions and events

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

that raise substantial doubt about an entity's ability to continue as a going concern for both annual and interim reporting periods. Management performed an evaluation of Cactus LLC's ability to fund operations and to continue as a going concern according to ASC Topic 205-40, Presentation of Financial Statements—Going Concern. Based on the analysis, no going concern disclosure was required.

        In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The new guidance will be effective for Cactus LLC for the fiscal years beginning after December 15, 2016. Cactus LLC is currently evaluating the impacts of the adoption of this guidance.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for Cactus LLC for fiscal years beginning after December 15, 2018. Cactus LLC is currently evaluating the impacts of adoption of this guidance.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. Management is evaluating the impact this new pronouncement will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

2. Summary of Significant Accounting Policies (Continued)

fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. This standard will be implemented prospectively for all future goodwill impairment tests and will simplify such evaluations.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payment. This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Cactus LLC is evaluating the financial statement implications of adopting ASU 2016-15.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share-based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. ASU 2016-09 is effective for public business entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods; early adoption is permitted. Cactus LLC is currently evaluating the impacts of the adoption of this guidance.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

3. Inventories

        Inventories consist of the following:

	2016	2015
Raw materials	$1,543	$1,570
Work-in-progress	4,585	2,880
Finished goods	31,772	39,161

	$37,900	$43,611

4. Long-Term Debt

        The following long-term debt was outstanding as of December 31, 2016 and 2015:

	2016	2015
Term Loan	$251,098	$261,588
Revolving Loan	—	—
Less:
Current portion	(2,568)	(2,649)
Debt discount, net	(2,998)	(4,005)
Deferred loan costs, net	(3,278)	(4,379)

Long-term debt, net	$242,254	$250,555

        On July 31, 2014, Cactus LLC entered into a credit agreement collateralized by substantially all of the assets of Cactus LLC with a financial institution (the "Credit Agreement"), consisting of a $275 million Tranche B term loan (the "Term Loan") and $50 million revolving credit facility with a $10 million sublimit for letters of credit (the "Revolving Loans"). Cactus LLC makes quarterly principal payments on the Term Loan and may make loan prepayments as outlined in the Credit Agreement. Interest on the Term Loan is payable quarterly for each draw fixed at the financial institution's adjusted based rate plus an applicable margin, as defined in the Credit Agreement. At December 31, 2016 there were no letters of credit outstanding. At December 31, 2016 and 2015, there was $50 and $1,581 accrued interest included within accrued expenses, respectively, in the consolidated balance sheets. The Credit Agreement matures on July 31, 2020, at which time all unpaid principal will be due.

        There was approximately $251.1 million and $261.6 million outstanding on the Term Loan as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, no amounts were outstanding on the Revolving Loans.

        In accordance with the provisions of the Credit Agreement, Cactus LLC redeemed $7.5 million and $10 million of its outstanding debt at a price of 65% and 79% of the principal amount in the years ended December 31, 2016 and 2015, respectively. Cactus LLC paid $4,925 and $7,941 for such redemption, including fees, in 2016 and 2015, respectively. Gain of $2,251 and $1,640 was recorded in the years ended December 31, 2016 and 2015, respectively, on the redemption, which is included in Other Income on the Consolidated Statements of Income and Comprehensive Income.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

4. Long-Term Debt (Continued)

        The following is a summary of future maturities of long-term debt as of December 31, 2016:

Years Ending December 31,
2017	$2,568
2018	2,568
2019	2,568
2020	243,394

$251,098

        The Credit Agreement contains various restrictive and financial covenants related only to the Revolving Loans once a total of $15 million or more has been drawn on the Revolving Loans. At December 31, 2016 and 2015, Cactus LLC was in compliance with these covenants.

5. Income Taxes

        Components of income (loss) before income taxes—Domestic and foreign components of income (loss) before income taxes were as follows:

	Year Ended December 31,
	2016	2015
Domestic	$(8,558)	$21,791
Foreign	1,191	217

Income (loss) before income taxes	$(7,367)	$22,008

        Provision for income tax—The provision for income taxes consisted of:

	Year Ended December 31,
	2016	2015
Current:
Federal	$—	$—
State	229	474
Foreign	448	246

Total current income taxes	677	720
Deferred—foreign	132	64

Total provision for income taxes	$809	$784

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

5. Income Taxes (Continued)

        Effective income tax rate reconciliation—The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2016	2015
Income taxes at 35% statutory tax rate	$(2,578)	$7,703
Net difference resulting from:
Profit and loss from LLC not subject to U.S. federal tax	2,990	(7,627)
Foreign earnings subject to different tax rates	(122)	(50)
State income taxes	229	474
Foreign withholding taxes	132	64
Change in valuation allowance	158	220

Total provision for income taxes	$809	$784

        Deferred tax components—The components of deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015
Foreign withholding taxes	$196	$64
Foreign loss carryforwards	(528)	(370)
Valuation allowance	528	370

Total deferred tax liability, net	$196	$64

        Cactus LLC has foreign net operating losses of $1,921 and $1,346 for the years ended December 31, 2016 and 2015, respectively. The foreign net operating losses have an indefinite carryforward period. Cactus LLC has recorded a full valuation allowance against the deferred tax assets associated with the foreign net operating loss carryforwards due to the uncertainty of realization.

        Taxing Authority Examinations—The Texas Franchise state tax returns for the years ended December 31, 2012 to 2015 are currently under examination by the taxing authorities. Management believes that the result of the examination will not have a material impact on the financial statements. None of Cactus LLC's other state income tax returns are currently under examination by state taxing authorities.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

6. Members' Equity

        Member units outstanding were as follows as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Units
Class A	36,500	36,500
Class A-1	520	400
Class B	8,608	8,608

        Distributions by Unit class are as follows for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016		2015
	Amount	Per Unit	Amount	Per Unit
Distributions
Class A	$2,055	$56	$8,928	$245
Class A-1	—	—	3	7
Class B	—	—	3,301	528

Total distributions	$2,055		$12,232

        Distributions and income are defined in accordance with a waterfall calculation which allocates distributions and income to the Class A-1 and Class B Unit holders based upon the Class A Unit holders' return on investment thresholds. Voting rights are limited to Class A Unit holders.

        There were no Class A or Class B Units issued during 2016 or 2015. From time to time, Cactus LLC issues Class A-1 Units to Directors and key employees. During the years ended December 31, 2016 and 2015, Cactus LLC issued 120 and 125 Class A-1 Units and recorded compensation expense of $361 and $359, respectively. The Class A-1 Units were fully vested as of grant date and as such all equity compensation was expensed immediately. The equity compensation is included in selling, general and administrative expenses. Class A-1 Unit holders are allocated pari passu with all Class A and Class A-1 Unit holders provided Cactus LLC's Enterprise Value exceeds the amount detailed in their individual Subscription and Investment Agreement.

        The following is a rollforward of Class A-1 Units:

Units at December 31, 2014	275
Units issued in 2015	125

Units at December 31, 2015	400
Units issued in 2016	120

Units at December 31, 2016	520

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

6. Members' Equity (Continued)

        The Class A-1 Units were valued using the Black Scholes valuation model. Volatility was estimated based on the average of the volatility of peer group companies in our industry. No forfeitures or expected future distributions were assumed. The key assumptions are as follows:

	December 31,
	2016	2015
Expected term in years	3.5 years	3.5 years
Expected volatility	33%	33%
Risk-free interest rate	0.98%	0.98%

        The key assumptions were unchanged between 2016 and 2015 as the Class A-1 Units were issued within a two month period of time (January 1, 2016 and November 1, 2015) and management believes that there were no factors during the two months to change the assumptions.

7. Related Party Transactions

        Cactus LLC entered into a management services agreement with two of Cactus LLC's members, whereby Cactus LLC must pay an annual management fee totaling approximately $333, payable in four installments, each to be paid quarterly in advance, prorated for any partial year. The agreement shall terminate upon the consummation of a change of control sale, as defined in Cactus LLC's operating agreement. Management fee expense totaled approximately $333 for each of the years ended December 31, 2016 and 2015. As of December 31, 2016 and 2015, all amounts under the management service agreement were paid through year end.

        During 2016 and 2015, Cactus LLC rented certain equipment from Susie Air LLC ("Susie Air") under short-term rental arrangements. Susie Air is owned by a member of Cactus LLC. During 2016 and 2015, expense recognized in connection with these rentals totaled approximately $232 and $254, respectively. As of December 31, 2016 and 2015, Cactus LLC owed approximately $10 and $12, respectively, to Susie Air which are included in accounts payable-trade in the accompanying consolidated balance sheets.

8. Commitments and Contingencies

Operating Leases and Capital Leases

        Cactus LLC leases certain facilities, vehicles and equipment and office and manufacturing space under noncancelable operating leases which expire at various dates through 2029. Total rent expenses related to operating leases for the years ended December 31, 2016 and 2015 amounted to approximately $7,270 and $7,910, respectively.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

8. Commitments and Contingencies (Continued)

        Cactus LLC also leases vehicles under capital leases. These leases are typically three years in duration and have no guaranteed residual values. Amounts included within property and equipment under capital leases as of December 31, 2016 are as follows:

December 31, 2016
Cost	$2,616
Accumulated depreciation	(171)

Net	$2,445

        There were no capital leases as of December 31, 2015.

        Future minimum annual lease payments for years subsequent to December 31, 2016 are approximately as follows:

	Operating Leases	Capital Leases	Total
2017	$5,129	$1,134	$6,263
2018	4,233	1,134	5,367
2019	3,031	931	3,962
2020	2,608	—	2,608
2021	966	—	966
Thereafter	7,388	—	7,388

	$23,355	$3,199	$26,554

Legal Contingencies

        Cactus LLC is involved in various disputes arising in the ordinary course of business. Management does not believe the outcome of these disputes will have a material adverse effect on Cactus LLC's consolidated financial position or consolidated results of operations.

9. Employee Benefit Plans

401K Plan

        The employees of Cactus LLC within the United States are eligible to participate in a 401(k) plan sponsored by Cactus LLC. Employees of Cactus LLC are eligible to participate upon employment hire date and obtaining the age of eighteen. All eligible employees may contribute a percent of their compensation subject to a maximum imposed by the Internal Revenue Code. Cactus LLC matches 100% of the first 3% of gross pay contributed by each employee and 50% of the next 4% of gross pay contributed by each employee. Cactus LLC may also make additional non-elective employer contributions at its discretion under the plan. Similar benefit plans exist for employees of Cactus LLC at CWA and Suzhou. For the years ended December 31, 2016 and 2015, Cactus LLC employer matching contributions totaled $1,214 and $1,469, respectively. Cactus LLC has not made non-elective employer contributions under the plan.

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

9. Employee Benefit Plans (Continued)

Incentive Compensation Plan

        Cactus LLC adopted an incentive bonus plan (the "Plan") covering certain employees of Cactus LLC. To be eligible to receive benefits, the employee is required to remain employed with Cactus LLC until the date of payment. Amounts to be paid under the Plan are determined based on achievement of certain Cactus LLC-level and personal performance goals, as defined in the Plan. Scheduled payments are made over a multi-year period as defined in the Plan. As of December 31, 2016 and 2015, $459 and $1,063, respectively, have been accrued in accordance with the terms of the Plan. For the years ended December 31, 2016 and 2015, Cactus LLC recognized approximately $1,200 and $1,782, respectively, in compensation expense in connection with the incentive compensation plan which is included in cost of revenues and selling, general and administrative expenses in the accompanying consolidated statements of income and comprehensive income.

10. Significant Customers and Vendors

Significant Customers

        For the years ended December 31, 2015 and 2016, Cactus LLC had one customer representing approximately 12% of total consolidated revenues. There were no other customers representing 10% or more of total consolidated revenues in 2015 or 2016.

Significant Vendors

        For the year ended December 31, 2016, Cactus LLC purchased a significant portion of its supplies and raw materials from a single vendor with purchases from the vendor totaling approximately $10,798. This figure represents approximately 20.4% of its third party vendor purchases of raw materials, finished products and machining services. Amounts due to the vendor included in accounts payable, in the consolidated balance sheets, as of December 31, 2016 totaled approximately $1,284.

        For the year ended December 31, 2015, Cactus LLC purchased a significant portion of its products from a single vendor with purchases from the vendor totaling approximately $18,127. This figure represents approximately 26.5% of its third party vendor purchases of raw materials, finished products and machining services. Amounts due to the vendor included in accounts payable, in the consolidated balance sheets, as of December 31, 2015 totaled approximately $1,696.

11. Earnings (loss) Per Unit

        Class A-1 Units and Class B Units are entitled to allocations of distributions and income based upon the Class A Unit holder's return on investment thresholds. The Class A-1 Units and the Class B Units are considered participating securities and are required to be included in the calculation of basic earnings (losses) per Unit using the two-class method. The two-class method of computing earnings per Unit is an earnings allocation formula that determines earnings per Unit for each class of Unit according to dividends declared and participation rights in undistributed earnings. Basic earnings

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

11. Earnings (loss) Per Unit (Continued)

(losses) per Unit is calculated based on the weighted-average number of the Class A Units outstanding during the periods presented. The following is a summary of earnings per Unit:

	Year Ended December 31,
	2016	2015
Numerator:
Net (loss) income	$(8,176)	$21,224
Participating securities:
Dividends	—	(3,303)
Income allocation	—	(6,720)

Net (loss) income available to Class A Units	$(8,176)	$11,201

Denominator:
Weighted average Class A Units—basic and diluted	36,500	36,500

Net (loss) earnings per Class A Unit—basic and diluted	$(224.00)	$306.88

        Losses were not allocated to the participating Units in 2016 as the participating securities are not contractually obligated to fund losses.

Unaudited Pro Forma Income Taxes

        These financial statements have been prepared in anticipation of a proposed initial public offering (the "Offering") of the common stock of Cactus, Inc. ("CWI"). In connection with the Offering, Cactus LLC will become a subsidiary of CWI. After the Offering, CWI's share of Cactus LLC's operations will be included in the U.S. federal income tax return of CWI. Accordingly, a pro forma income tax benefit has been computed for the year ended December 31, 2016 to include CWI's share of Cactus LLC's 2016 loss. Cactus LLC has computed the pro forma income tax benefit using an estimated effective rate of    %, inclusive of all applicable U.S. federal, state and foreign taxes on CWI's share of Cactus LLC's pretax loss. This pro forma tax benefit is reflected on the Consolidated Statement of Income and Comprehensive Income.

Unaudited Pro Forma Earnings Per Unit

        Cactus LLC has presented pro forma earnings per Unit for the most recent period. Pro forma basic and diluted earnings per unit was computed by dividing pro forma net income attributable to Cactus LLC by the number of Class A Units outstanding for the year ended December 31, 2016.

12. Revision of Previously Issued Financial Statements

        Management identified an error in the statement of cash flows in the previously issued 2016 consolidated financial statements. Management has evaluated the error and determined the error is not material to the 2016 financial statements. We have revised our 2016 consolidated financial statements to correct the statement of cash flows for an understatement of property and equipment expenditures

Cactus Wellhead, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2016 and 2015

(In thousands, except unit and per unit data)

12. Revision of Previously Issued Financial Statements (Continued)

of $2,616 and an overstatement of payments on capital leases of $2,616. The effect of this revision to the 2016 consolidated financial statements is as follows:

Statement of Cash Flows	As Previously Reported	Effect of Adjustment	As Revised
Property and equipment expenditures	$(19,061)	$(2,616)	$(21,677)
Net cash used in investing activities	(14,742)	(2,616)	(17,358)
Payments on capital leases	(2,824)	2,616	(208)
Net cash used in financing activities	(12,787)	2,616	(10,171)

13. Subsequent Events

        Cactus LLC has evaluated all events subsequent to the consolidated balance sheet date through the date the consolidated financial statements were available to be issued, which was March 8, 2017, and has determined there are no events that require disclosure. Additionally, the Company evaluated transactions and other events that occurred through April 20, 2017 for purposes of recognition of subsequent events and disclosure of unrecognized subsequent events and determined that there are no events that require disclosure.

GLOSSARY

        The terms defined in this section are used throughout this prospectus.

        "5-axis machining center": An automated machining tool that can move tools in five directions in a single setup.

        "API": American Petroleum Institute.

        "Casing": Large-diameter, steel pipe lowered into an openhole and cemented in place. Casing is run to protect fresh water formations, isolate a zone of lost returns or isolate formations with significantly different pressure gradients.

        "Casing string": An assembled length of casing configured to suit a specific wellbore. The sections of pipe are connected and lowered into a wellbore, then cemented in place.

        "Cellar": A dug-out area, possibly lined with wood, cement or large diameter thin-wall pipe, located below the rig. The cellar serves as a cavity in which the wellhead assembly resides.

        "Frac stack": Another term for a "frac tree."

        "Frac tree": The set of high pressure valves, spools and fittings connected to the top of a well to direct and control the flow of fracturing fluids into and resulting flowback fluids from a wellbore. These valves are installed on the top of the wellhead on an oil or gas well that is to be hydraulically fractured. A frac tree is sometimes referred to as a "frac stack."

        "Frac valve": A large gate valve that works as an isolation valve operating under high pressure from the fracturing fluids flowing into and resulting flowback fluids from a wellbore. These valves are installed on the top of the wellhead on an oil or gas well that is to be hydraulically fractured.

        "Fracture stage": Hydraulic fracturing happens in small sections called stages. It starts at the bottom of the wellbore and moves toward the top. The fracture stage is the stage at which fracturing of a horizontal well takes place by pumping fluids down the wellbore under high pressure.

        "Gate valve": A type of valve that incorporates a sliding gate to block fluid flow. The design of the valve operating and sealing systems typically requires that gate valves should be operated either fully open or fully closed.

        "Grease unit": A pressurized machine used in field maintenance to grease frack stacks.

        "Horizontal well": A well that is non-vertical, turned horizontally at depth, providing access to oil and gas reserves at a wide range of angles.

        "Hydraulic fracturing": The process of creating fractures in a formation by pumping fluids, at high pressures, into the reservoir, which allows or enhances the flow of hydrocarbons.

        "Hydrocarbon": A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be simple, like methane, but many are highly complex molecules, and can occur as gases, liquids or solids. The molecules can have the shape of chains, branching chains, rings or other structures. The most common hydrocarbons are natural gas, oil and coal.

        "Manifold": An arrangement of piping or valves designed to control, distribute and often monitor fluid flow.

        "Openhole": The uncased portion of a well.

        "Pad drilling": The process of drilling multiple wellbores from a single well pad as opposed to a single well.

G-1

        "Production tree": The set of valves, spools and fittings connected to the top of a well to direct and control the flow of formation fluids from the well. A production tree is sometimes referred to as a "Christmas tree."

        "Proppant": A solid material, typically sand, treated sand or man-made ceramic materials, designed to keep an induced hydraulic fracture open, during or following a fracturing treatment.

        "Rig": The machine used to drill a wellbore.

        "Seat pocket": An internal annular cavity in a valve body, typically on both the upstream and downstream sides of the valve body, which houses and provides sealing surfaces for a seat ring. If the seat pocket is dimensionally incorrect or damaged due to service, the valve can leak between the seat ring and the valve gate or the valve body and the mating side of the seat ring.

        "Seat ring": a cylindrical component that provides for sealing between the valve body and the valve gate and the valve body and the mating side of the seat ring.

        "Unconventional oil and gas": Oil and natural gas that is produced by means that do not meet the criteria for conventional production. Oil and gas resources whose porosity, permeability, fluid trapping mechanism, or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs, and tight gas sands are considered unconventional resources.

        "Wellbore": The hole drilled by a drilling rig to explore for or develop oil and/or natural gas. Also referred to as a well or borehole.

        "Well completion": The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface.

        "Wellhead": The termination point of a wellbore at surface level or subsea, often incorporating various valves and control instruments.

        "Well pad": The area that has been cleared for drilling.

        "WTI": The Cushing West Texas Intermediate Spot Oil Price.

        "Zipper manifold": A type of manifold in which fracturing operations are carried out concurrently with multiple horizontal wells which are parallel and in close proximity to each other. With this type of manifold the frac stage placement sequence is alternated.

G-2

                      Shares

Cactus, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

                        , 2017

Citigroup

Credit Suisse

Simmons & Company International
Energy Specialists of Piper Jaffray

        Through and including                    , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the Class A common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability:

  •
  for any breach of the director's duty of loyalty to our company or our shareholders;

  •
  for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.

        In addition, we have entered into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

        We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act, which may be incurred by them in their capacity as such.

        The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters against certain liabilities arising under the Securities Act or otherwise in connection with this offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        None

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits.

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation of Cactus, Inc.
3.2	*	Form of Amended and Restated Bylaws of Cactus, Inc.
4.1	*	Form of Class A Common Stock Certificate
5.1	**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1	***	Credit Agreement, dated July 31, 2014, among Cactus Wellhead, LLC, Credit Suisse AG, as administrative agent, collateral agent and issuing bank, and the lenders named therein as parties thereto
10.2	*†	Form of Cactus, Inc. 2017 Long-Term Incentive Plan
10.3	*	Form of Tax Receivable Agreement
10.4	*	Form of Cactus Wellhead, LLC First Amended and Restated Limited Liability Company Operating Agreement
10.5	*†	Form of Director and Employee Indemnification Agreement

Exhibit Number		Description
10.6	*	Form of Registration Rights Agreement
10.7	*	Form of Stockholders' Agreement
10.8	*†	Form of Employment Agreement with Joel Bender
10.9	*†	Form of Employment Agreement with Scott Bender
10.10	*†	Form of Restricted Stock Award
10.11	*†	Form of Restricted Stock Unit Award
21.1	*	List of Subsidiaries of Cactus, Inc.
23.1	**	Consent of PricewaterhouseCoopers LLP
23.2	**	Consent of PricewaterhouseCoopers LLP
23.3	**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
24.1	**	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)
99.1	**	Consent to be Named of Joel Bender
99.2	**	Consent to be Named of John (Andy) O'Donnell
99.3	**	Consent to be Named of Michael McGovern
99.4	**	Consent to be Named of Alan Semple

*
Previously filed.

**
To be filed by amendment.

***
Filed herewith.

†
Compensatory plan or arrangement.

        (b)   Financial Statement Schedules.

        Financial statement schedules are omitted because the required information is not applicable, not required or included in the financial statements or the notes thereto included in the prospectus that forms a part of this registration statement.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                , 2017.

Cactus, Inc.
By:	Scott Bender President, Chief Executive Officer and Director

        Each person whose signature appears below appoints Scott Bender, Brian Small and Bruce Rothstein, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Scott Bender	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Brian Small	Chief Financial Officer (Principal Financial Officer)	, 2017
Ike Smith	Chief Accounting Officer (Principal Accounting Officer)	, 2017
Bruce Rothstein	Director	, 2017

INDEX TO EXHIBITS

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
3.1	*	Form of Amended and Restated Certificate of Incorporation of Cactus, Inc.
3.2	*	Form of Amended and Restated Bylaws of Cactus, Inc.
4.1	*	Form of Class A Common Stock Certificate
5.1	**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
10.1	***	Credit Agreement, dated July 31, 2014, among Cactus Wellhead, LLC, Credit Suisse AG, as administrative agent, collateral agent and issuing bank, and the lenders named therein as parties thereto
10.2	*†	Form of Cactus, Inc. 2017 Long-Term Incentive Plan
10.3	*	Form of Tax Receivable Agreement
10.4	*	Form of Cactus Wellhead, LLC First Amended and Restated Limited Liability Company Operating Agreement
10.5	*†	Form of Director and Employee Indemnification Agreement
10.6	*	Form of Registration Rights Agreement
10.7	*	Form of Stockholders' Agreement
10.8	*†	Form of Employment Agreement with Joel Bender
10.9	†	Form of Employment Agreement with Scott Bender
10.10	*†	Form of Restricted Stock Award
10.11	*†	Form of Restricted Stock Unit Award
21.1	*	List of Subsidiaries of Cactus, Inc.
23.1	**	Consent of PricewaterhouseCoopers LLP
23.2	**	Consent of PricewaterhouseCoopers LLP
23.3	**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
24.1	**	Power of Attorney (included on the signature page of the initial filing of the Registration Statement)
99.1	**	Consent to be Named of Joel Bender
99.2	**	Consent to be Named of John (Andy) O'Donnell
99.3	**	Consent to be Named of Michael McGovern
99.4	**	Consent to be Named of Alan Semple

*
Previously filed.

**
To be filed by amendment.

***
Filed herewith.

†
Compensatory plan or arrangement.